AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
5th-Fl Tokyoekimae-Bldg.,
2-1-5 Yaesu Chuo-ku,Tokyo
104-0028 Japan
[redacted]3-3274-4561/FAX: 03-3274-4579
[redacted]aiful.co.jp URL: http://www.aiful.co.jp

04054117

December 10, 2004

File No. 82-4802
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: AIFUL CORPORATION - Rule12g3-2(b)

SUPPL

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 4, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from July 1, 2004 to September 30, 2004 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

PROCESSED
JAN 07 2005
THOMSON
FINANCIAL

AIFUL CORPORATION

By ______________________
Name: Ikuo Yamauchi
Title: Chief of Investor Relations,
Investor Relations Office

dw 1/7

Attachments

List of material information made public in Japan from July 1, 2004 to September 30, 2004

	Descriptions	Information * Provided to
Exhibit 1	Summary of First Quarter Consolidated Business Results FY 2004 ending March 2005 dated July 22, 2004 (English translation)	TSE/OSE
Exhibit 2	The Reports on Treasury Stock Purchase, each submitted on July 13 (conditions of holding Treasury Stock each dated June 25 and 30), August 12 and September 8, 2004 (brief description in English)	DKALB TSE/OSE
Exhibit 3	Annual Report AIFUL Corporation 2004 dated August 2004 (English version)	Shareholders
Exhibit 4	Data Book (First Quarter Report for the fiscal year ending March 2005) dated July 24, 2004 (English translation contained)	Public

"DKALFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

Summary of First Quarter Consolidated Business Results
FY 2004 ending March 2005

July 22, 2004

AIFUL Corporation
(Securities code: 8515, 1st Section, Tokyo and Osaka stock Exchanges)
(URL: http://www.aiful.co.jp)

Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 3274-3560

I. Items Used to Compile Financial Data for the First Quarter

1. Company adopted simplified accounting methods (yes/no): Yes
2. Any differences between the accounting practices used here and those used in preparing consolidated accounts for the previous business year (yes/no): No
3. Changes in the scope of consolidation and change accounted for by the equity method (yes/no): Yes
   Details: Two companies removed from scope of consolidation, Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd.

II. Summary of Business Results for the First Quarter, FY2004 (April 1 – June 30, 2004)

1. Consolidated Business Performance

(In millions of yen - rounded down, except per share data)

	Operating Revenue		Operating Income		Ordinary Income		Net income for the quarter (current)	
1st quarter, FY2004	121,047	3.4%	29,339	12.7%	29,553	13.1%	16,088	12.8%
1st quarter, FY2003	117,068	–	26,034	–	26,140	–	14,264	–
Reference: FY2003	473,477	5.3%	112,566	(3.0%)	112,446	0.6%	62,548	4.4%

	Net earnings per share for the quarter (current) (Yen)	Net earnings per share adjusted for latent shares for the quarter (current) (Yen)
1st quarter, FY2004	170.29	170.25
1st quarter, FY2003	151.00	–
Reference: FY2003	660.98	–

Note: Figures in the percent columns indicate percentage changes in operating revenue, operating income, ordinary income and net income for the quarter (current) compared with the same period of the previous year.

Qualitative Data Concerning Consolidated Business Performance

A. Summary of Results

During the first quarter of the year, Japan's economy continued its recovery. This included an improvement in the effective job vacancy ratio, and in May, the lowest level of unemployment seen for three years and nine months, as well as progress in indicators of economic trends. Personal consumer spending also recorded month-on-month growth in excess of 5% for two successive months in April and May as a result of improvements in employment and income. In terms of share prices, the market has rallied with the recovery in corporate performance.

In this situation, competition to acquire market share in the entire consumer credit market outside the confines of the consumer finance industry is intensifying, and this includes capital alliances between major consumer finance companies and the mega-banks.

Meanwhile, the number of applications for personal bankruptcy (as published by the Supreme Court), which has a major impact on bad debt, has been registering year-on-year decline each month since last November, and the brakes have been applied to rising bad debt expenses.

Based on this business environment, the AIFUL Group is aiming to become a comprehensive retail finance company that targets the entire consumer credit market. The Company has continued to promote diversification of products and sales channels, maintaining growth by catering to a wider range of customer needs.

Moreover, each company that belongs to the Group has been establishing a brand value based on the unified concept of "A Company for Security and Creation." At the same time they have been working in cooperation to display synergistic effects and strengthen the Group, they have also been striving to develop efficient operations.

B. Operations

(1) AIFUL Corporation

During the first quarter, AIFUL's loan business witnessed the Company pursuing product diversification strategies in unsecured loans, real-estate secured loans, and small business loans to more comprehensively cater to customer needs. These efforts tied into solid progress in loan balances at the end of the period.

A summary by product is as below.

i) Unsecured loans

There were 143,000 new applications for unsecured loans during the first quarter, a decrease of 3.1% compared to the same quarter last year. Although the rate of decline has contracted, the number of new customers fell 6.3% compared to the same period last year to 90,000 as a result of continued caution in the granting of credit.

In this situation, AIFUL has been active in web site banner advertising, and the proportion of new customers acquired via the Internet, including personal computers and cellular phones, has expanded steadily to exceed 10.6%.

As a result of the foregoing, unsecured loans outstanding stood at 1,082,576 million yen, up 1.2% year-on-year, at the end of the current first quarter.

ii) Real-estate secured loans and small business loans

AIFUL's diversification strategy involves real-estate secured loans and small business loans, and the Company has positioned these areas as key products in maintaining long term growth potential.

As a result of proactive marketing to cater to a whole range of customer needs, loans outstanding in the current first quarter stood at 340,705 million yen, up 4.6% year-on-year, in real-estate secured loans and 29,218 million yen, up 22.7% year on year, in small business loans.

A summary of business other than loan operations follows.

iii) Credit guarantees

AIFUL has been strengthening its guarantee business as a new source of revenue. In addition to unsecured and unguaranteed personal loans, the Company has also been active in guarantee operations for small business loans using the expertise it has built up in provision and screening of small business loans. At the end of the current first quarter, AIFUL's guarantee partners numbered 33 unsecured personal loan companies and eight small business loan companies, and the balance of guarantees stood at 30,882 million, up 108.7% compared with the first quarter of last year.

iv) Credit cards

With regard to AIFUL's own AIFUL MasterCard credit card operation, the Company has been actively developing a range of co-branded cards with the aim of gaining a wider range of customers. These include the B-1 MasterCard for members of Shiga Prefecture Fishing Boat Cooperative.

Moreover, the Company has closed seven outlets as part of its store network restructuring, bringing the total number of stores to 1,555, with 548 staffed stores and 1,007 non-staffed stores, at the end of the current first quarter.

In its expansion of deposit and withdrawal channels, the Company entered new partnerships with three banks and one company with 955 ATMs, giving customers access to 63,490 CD/ATMs, including AIFUL's own ATMs.

In June 2004, the Company extended the transaction hours for its ATM partnership with IY Bank, which makes it possible to make deposits and withdrawals until 11:00 pm, increasing convenience for customers.

Bad debt expenses at the end of the current first quarter were 26,276 million yen, down 6.2% compared with the same quarter last year, as a result of factors such as the impact of a slowdown in the rising number of personal bankruptcies and an improvement in the unemployment rate.

As a result of the foregoing, AIFUL's loans outstanding at the end of the current first quarter stood at 1,452,500 million yen, an increase of 2.4% compared with the first quarter of last year.

(2) Life Co., Ltd.

During the current first quarter, Life Co., Ltd. continued to concentrate on making the steady shift in its business portfolio from a low earnings structure to a high earnings structure. This included pouring management resources into credit card shopping, per-item credit, and consumer loan businesses, with the aim of establishing a stable earnings base.

In April 2004, Life moved the responsibility for the overall management of Cash Plaza from the seven nationwide branch offices to the Marketing Division in the Head Office to strengthen marketing capabilities. As a result, information sharing has been strengthened, creating a system that can respond to customers even more rapidly.

In addition, the branch offices have stepped up their collaboration with smaller branches and have been specializing in credit card shopping and per-item credit. Smaller branches have introduced a new system of separated responsibility for credit card shopping and per-item credit to strengthen the marketing system for each business.

In terms of strengthening cardholder services, Life has updated the design and content of customer invoices to turn them into tools of communication with customers. Moreover, it has been improving "Point Premium" into a more attractive point service by introducing a bonus point system that rewards higher spending and a system that automatically carries points over to the following business year, for example.

Moreover, as part of its visual identity (VI), the company made LifeCard its corporate brand and adopted a new brand emblem in April 2004 with the aim of establishing a brand image as a credit card company. The new emblem contains the concept of seeking to be a forward-looking company that goes beyond the existing framework and common sense.

The company has begun a new partnership with one bank in order to expand the channels for its cash advance services, meaning that about 126,000 CD/ATMs at 491 partner financial institutions and credit card companies may be used.

As a result of the foregoing, the number of credit card holders at the end of the current first quarter rose 160,000 to 11,190,000.

In its per-item credit business, the company has concentrated on increasing business volume and accumulating good quality assets as previously described.

In its consumer finance business, Life opened 8 new branches, bringing the total number of Life Cashing Plazas to 206. Life will continue to boost its acquisition of new customers by enhancing its network of stores.

In its guarantees business, Life sought to expand the bank loan guarantee products for which it can ensure a favorable guarantee rate, and commenced new partnerships with five banks, bringing its number of guarantee partners to 98 banks.

As a result of the foregoing, in the current quarter, volume of business increased 18.1% compared to the same period last year to 85,369 million yen for credit card shopping, rose 17.7% year-on-year to 37,335 million yen for per-item credit and was up 5.7% year-on-year to 79,217 million yen for loans, including credit card cash advances and Play Cards.

Furthermore, Life's total balance of loans, installment receivables and credit guarantee installment receivables was 724,756 million yen, up 4.7% compared to the first quarter of last year. This included 198,941 in off-balance sheet receivables resulting from securitization. The breakdown of this figure was as follows: credit card shopping up 11.2% to 82,061 million yen, per-item credit up 5.2% to 183,279 million yen, credit card cash advances up 9.1% to 346,055 million yen, credit guarantee installment receivables down 9.0% to 104,117 million yen, and other business down 25.7% to 9,234 million yen.

(3) Other Group Companies

Business loan company Businext Corporation introduced a new scoring system in April 2004 to further improve the precision of credit provision. In addition, it has made steady progress in gaining new customers as its direct market (DM) campaign and the improvement in business sentiment have coincided. As a result, at the end of the current first quarter, loans outstanding stood at 32,014 million yen, up 88.1% compared with the first quarter last year.

City's Corporation has concentrated on acquiring good quality customers with the improvement in business sentiment at small and medium-sized enterprises and the widening base of economic recovery. At the end of the current first quarter, loans outstanding stood at 32,560 million yen, up 14.1% year-on-year.

In addition to this, consumer finance companies Happy Credit Corporation, Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd., merged in April 2004 and commenced operation as Tryto Corporation. As a result of tightening up the granting of credit to provide for an increase in bad debt expenses, loans outstanding stood at 55,640 million yen in the current first quarter. Going forward, Tryto will continue to make optimum allocation of business assets, including Group company outlets and personnel, in order to further improve management efficiency.

AsTry Loan Services Corporation, a joint venture with Aozora Bank, has concentrated diligently on expanding the claims handled in its management and collection of a range of money claims. Wide Corporation, a new member of the Group, and New Frontier Partners Co., Ltd., to which Kokusai Capital changed its name on July 1, 2004, have been pursuing Group synergies in order to accelerate the development of the AIFUL Group as a comprehensive finance company.

Moreover, AIFUL received approval from the Tokyo District Court on April 26, 2004 to conclude a sponsor agreement with the administrator of TCM Co., Ltd., a company undergoing reorganization.

AIFUL has now dispatched a business administrator and is in the process of formulating a draft revival plan, and the Company will provide the utmost assistance to allow the early reorganization of DCM in line with the revival plan.

As a result of the foregoing, the Group's operating revenue rose 3.4% compared with the first quarter of last year to 121,047 million yen for the current first quarter.

AIFUL's operating revenue grew 1.9% year-on-year to 84,587 million yen, comprising 69.9% of the Group's revenue. Life recorded operating revenue of 29,556 million yen, an increase of 7.6% year-on-year, comprising 24.4% of the Group's revenues. Of consolidated operating revenue, 108,930 million yen, or 90.0%, was accounted for by operating interest on loans, 6,141 million yen or 5.1% by revenue from credit card shopping and per-item credit, 1642 million yen or 1.4% by guarantees revenue and 4331 million yen or 3.5% by other revenue.

AIFUL's operating interest on loans accounts for 75.5% of the Group's consolidated operating interest on loans. This figure can be broken down into 81.0% in unsecured loans, 16.8% in real estate-secured loans, and 2.2% in small business loans.

Operating expenses for the AIFUL Group totaled 91,707 million yen, an increase of 0.7% compared with the same period last year. AIFUL's operating expenses accounted for 64.6%, or 59,254 million yen of this total, while Life's operating expenses accounted for 28.9%, or 26,517 million yen. Total Group operating expenses can be broken down into 38,761 million yen, or 42.3%, for bad debt expenses, 9287 million yen, or 10.1%, for financial expenses, 5,823 million yen, or 6.3% for advertising expenses, 12,146 million yen, or 13.2%, for personnel expenses, and 5,386 million yen, or 5.9%, in commissions paid.

The 515 million yen in write-down of consolidation adjustment account accrued with the purchases of Life Co., Ltd., etc. was recorded as an operating expense.

As a result of the foregoing, AIFUL's consolidated operating income for the first quarter rose 12.7% compared with the same quarter last year to 29,339 million yen, ordinary income increased 13.1% to 29,553 million yen and net income grew 12.8% to 16,088 million yen. Non-consolidated operating income was up 11.2% compared with the same period last year to 25,333 million yen, ordinary income rose 10.6% to 26,429 million yen and net income increased 21.1% to 14,571 million yen.

C. Basic Stance with Regard to Corporate Governance and Current Status of Related Policies

AIFUL considers speed in decision-making, the establishment of management supervisory functions, and the reinforcement of compliance and disclosure to be its basic policies for the enhancement of corporate governance. Our corporate governance, operations, management supervisory and internal controls, and risk management systems are as indicated in the diagram below.

Corporate Governance at AIFUL


General Meeting of Shareholders
Auditor
Audit
Articles of Incorporation
Board of Directors' Regulations
Board of Directors' meetings
(Held weekly, speedy decision-making)
Directors (One year term of appointment)
Audit
Board of Auditors' Regulations/
Auditing Standards for Auditors
Board of Auditors
4 auditors
(Includes 3 external auditors)
Reports
Meetings
Branding project
Management/
supervision
Compliance Committee
(Committee Chairman: Representative Director,
Committee Members: Include external lawyers
Regulations,
etc
Compliance Hotline
(Internal notification system)
Investors
Feedback
Guidance
AIFUL divisions
Management Planning
Div.
(Risk Committee)
(Information Management
Bureau)
Group Company Control
Section
(Control of Group
companies)
Inspection Dept.
(Including
inspection of Group
companies)
Supervision
Internal auditing
Loan Business Div.
(One division each for eastern and
western Japan)
Loan Business Dept.
Auditing and partnership with Group companies
Support
Training Dept.
Education
Branch groups
Investor
Relations
Office
Opinions of investors
Timely disclosure/
provision of information
PR Dept.
Legal Dept.
Customer
Service Center
Guidance/
education
Branches
Capital procurement
Finance Div.
Inquiries
Audit
Participation/advice
Response
External lawyers
Group companies
Directors of each company
Audit
Audit
Auditors of
each company
Questions, inquiries and complaints
Customers (About 2.25 million)

Status of Corporate Governance Strategies

(1) Management Control System and Other Corporate Governance Structures Relating to Management Decision Making, Business Execution and Monitoring

i) Details of Company Organizations and Establishment of Internal Control System
Management Control System and Other Corporate Governance Structures Relating to Management Decision Making, Business Execution and Monitoring at AIFUL

a. Speedy Management Decision-Making

In a measure aimed at speedy management decision-making, the AIFUL Board of Directors meets weekly to fully discuss and examine management issues and business opportunities facing the Company, as well as strategies to address them. Speedy management decisions follow these discussions.

b. Establishment of Management Supervisory Functions

With regard to the management supervisory function, AIFUL employs an auditor system, which has four auditors, including three external auditors. The auditors not only monitor management through attendance at the weekly Board of Directors meetings, but also attend the Compliance Committee and work in close cooperation with the Inspection Department, the internal audit department, to establish a preventative auditing system. Moreover, the auditors of the Company and each Group company work in conjunction with the Company Control Section and the Inspection Department to establish the auditing system at Group companies as well.

c. Enhancement of Compliance System

In its efforts to enhance legal compliance, AIFUL has had an Inspection Department and Legal Department in place for some time. In addition to this, the Company established a Compliance Committee, which includes lawyers and other external members, with responsibility for questioning the Board of Directors, in April 2002. At monthly meetings, the Compliance Committee gathers risk information, implements preventative measures, and conducts employee education based on the committee guidelines, working to reinforce compliance systems throughout the whole company.

Other steps taken here include the formulation and distribution to each and every Group employee of the "AIFUL Group Ethical Code," as well as the establishment of a hotline in the Personnel and Inspection Departments for discussion of breaches of the code. In addition to the establishment of a new Compliance Hotline in the Legal Department in June 2003, the Company standardized its internal notification system, establishing a structure that prevents breaches of the law and internal regulations before they happen.

Moreover, AIFUL has also established a Customer Service Center within the Legal Department to respond promptly to customer inquiries and complaints, with the aim of increasing customer satisfaction and reinforcing the legal compliance system, which includes guidance and education for the Marketing Department in cooperation with the Compliance Committee.

d. Enhancing Disclosure

With regard to enhancing disclosure, AIFUL works to give concrete form to corporate governance not only by publishing information outside of the company, but also by providing regular feedback to Board of Directors' meetings and departmental managers on the opinions and desires of shareholders and investors.

Based on this management policy aiming for highly transparent management, the Public Relations Department and Investor Relations Office specialize in the area of disclosure. The department and the office consistently work on full disclosure that is easy to understand. Their activities include the disclosure of information through press releases, settlement data books and similar materials, as well as providing information and briefings for the domestic and foreign mass media, investors and analysts.

ii) Establishment Status of Risk Management System

With regard to its risk management system, AIFUL has established a system in which the Risk Management Committee within the Management Planning Division primarily gathers information on latent and apparent risk within the Company, and conducts crisis management in cooperation with related departments, including the Investor Relations Office, Public Relations Department and Legal Department. Moreover, the Company has launched a personal information disclosure project to address this problem, establishing a comprehensive system to prevent the disclosure of personal information.

(2) Existence of Personal, Financial, Business or Any Other Beneficial Relationship Between the Company, and the External Directors, External Auditors and the Auditors of the Company

There is no business or other beneficial relationship between the Company and its external auditors. There is no special beneficial relationship between the Company and its auditing firm, which is the auditor, or its employees who take part in auditing.

2. Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
1st quarter, FY2004	2,451,691	561,821	22.9	5,933.27
1st quarter, FY2003	2,319,017	498,217	21.5	5,273.92
Reference: FY2003	2,332,761	547,503	23.5	5,794.58

Consolidated Cash Flows

(In millions of yen - rounded down, except where noted)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
1st quarter, FY2004	(31,006)	(7,708)	117,011	176,624
1st quarter, FY2003	(17,435)	41,163	47,516	202,876
Reference: FY2003	(42,734)	6,370	3,097	98,329

Qualitative Data Concerning Changes in Consolidated Financial Position

A. Assets

Loans totaled 1,807,851 million yen, an increase of 6.9% compared with the same quarter last year. This was due to a steady increase in loans at Group companies. Loans totaled 1,452,500 million yen at AIFUL, 235,136 million yen at Life, 32,014 million yen at Businext and 32,560 million yen at City's.

Installment receivables rose 24.9% year-on-year to 177,496 million yen, due to the steady progress made by the credit card shopping and per-item credit businesses at Life Co., Ltd.

Meanwhile credit guarantee installment receivables stood at 135,002 million yen, up 4.5% year-on-year, due to the expansion of credit guarantee operations for loan products handled at financial institutions by AIFUL and Life. The bad debt reserve was 147,547 million yen, up 6.8% year-on-year, and bad debt appears to have peaked.

Consolidated loans and installment receivables do not include 110,918 million yen in loans and 88,023 million yen in installment receivables taken off the balance sheet by Life's securitization of receivables.

The consolidation adjustment account stood at 13,855 million yen.

B. Liabilities

Total capital procured, including debt, commercial paper and bonds, came to 1,633,342 million yen. This was due to the increase in financing to correspond with the steady increase in operating receivables at AIFUL, Life, Businext and City's.

C. Shareholders' Equity

Shareholders' equity in the current first quarter was 561,821 million yen, and the equity ratio stood at 22.9%. AIFUL's non-consolidated shareholders' equity stood at 535,653 million yen and the equity ratio was 27.3%.

D. Cash Flows

Despite the decline in cash and cash equivalents in the current first quarter due to the rise in loans outstanding, there was an increase of 78,294 million yen compared to the first quarter of last year to 176,624 million yen as a result of financing activities and issuing of corporate bonds.

(1) Cash flow from operating activities

Despite net income before tax of 29,677 million yen, net cash used in operating activities was minus 31,006 million yen, compared with minus 17,435 million yen in the previous year, due to factors that included an increase in operating receivables, including loans and the payment of corporation tax.

(2) Cash flow from investing activities

Net cash used in investing activities was minus 7,708 million yen compared with 41,163 million yen for the same period last year as a result of the acquisition of fixed assets and non-operating loans.

(3) Cash flow from financing activities

Net cash provided by financing activities came to 117,011 compared with 47,516 million in the previous year due to direct and indirect procurement.

III. Consolidated Results Forecasts for FY2004 (April 1, 2004 – March 31, 2005)

Qualitative Data Concerning Results Forecasts

Results in the current first quarter have made steady progress in line with the full-year forecasts previously announced on May 10, 2004.

Appendix

1. Summary of Consolidated Balance Sheet for the First Quarter

(In millions of yen, %)

Category	Current quarter (End of first quarter, FY2004)	Same quarter last year (End of first quarter, FY2003)	Change		Reference: FY2003
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
Cash and cash equivalents	176,725	203,722	(26,996)	(13.3)	99,163
Loans	1,807,851	1,690,500	117,351	6.9	1,786,940
Installment receivables	177,496	142,165	35,331	24.9	154,285
Credit guarantee installment receivables	135,002	129,161	5,841	4.5	133,610
Deferred tax assets	25,894	24,693	1,200	4.9	29,311
Other	70,329	75,688	(5,359)	(7.1)	87,676
Allowance for bad debts	(127,463)	(117,661)	(9,801)	8.3	(126,918)
Total current assets	2,265,836	2,148,269	117,566	5.5	2,164,068
II Fixed assets					
Tangible fixed assets	46,179	43,590	2,588	5.9	45,479
Intangible fixed assets	35,219	39,277	(4,058)	(10.3)	36,131
Consolidation adjustment account	13,855	21,355	(7,500)	(35.1)	14,370
Other	21,363	17,922	3,441	19.2	21,760
Investment and other fixed assets	103,868	87,178	16,689	19.1	86,582
Bankruptcy claims	26,296	20,772	5,524	26.6	23,660
Deferred tax assets	14,816	16,518	(1,701)	(10.3)	14,782
Other	82,838	70,330	12,507	17.8	66,978
Allowance for bad debts	(20,083)	(20,442)	358	(1.8)	(18,838)
Total fixed assets	185,266	170,046	15,220	9.0	168,193
III Deferred assets	588	700	(112)	(16.1)	499
Total assets	2,451,691	2,319,017	132,674	5.7	2,332,761
(Liabilities)					
I Current liabilities					
Credit guarantees payable	135,002	129,161	5,841	4.5	133,610
Short-term debt	99,692	84,741	14,950	17.6	57,034
Current portion of bonds	114,000	74,500	39,500	53.0	90,000
Current portion of long-term debt	414,601	395,761	18,839	4.8	408,204
Reserve for accrued bonuses	1,977	1,887	90	4.8	3,878
Gains on deferred installments	12,389	9,182	3,207	34.9	10,826
Other	94,001	94,106	(105)	(0.1)	99,778
Total current liabilities	871,663	789,339	82,323	10.4	803,332
II Long-term liabilities					
Bonds	371,000	425,000	(54,000)	(12.7)	365,000
Long term debts	623,548	564,091	59,457	10.5	588,572
Allowance for retirement benefits for employees	2,284	7,775	(5,491)	(70.6)	2,417
Allowance for retirement benefits for directors	1,199	1,115	83	7.5	1,262
Other	15,407	29,452	(14,044)	(47.7)	19,989
Total long-term liabilities	1,013,440	1,027,436	(13,995)	(1.4)	977,243
Total liabilities	1,885,104	1,816,776	68,327	3.8	1,780,575
(Minority interests)					
Minority interests	4,765	4,023	742	18.5	4,681
(Shareholders equity)					
I Common stock	83,317	83,317	–	–	83,317
II Additional paid-in capital	104,143	104,125	17	0.0	104,125
III Consolidated retained earnings	370,852	312,256	58,596	18.8	357,705
IV Differences in evaluation of other marketable securities	5,083	571	4,511	788.9	4,417
V Treasury stock	(1,575)	(2,053)	478	(23.3)	(2,062)
Total shareholders' equity	561,821	498,217	63,603	12.8	547,503
Total Liabilities, minority interests and shareholders' equity	2,451,691	2,319,017	132,674	5.7	2,332,761

2. Summary of Consolidated Income Statement for the First Quarter

(In millions of yen, %)

Category	Current quarter (End of first quarter, FY2004)	Same quarter last year (End of first quarter, FY2003)	Change		Reference: FY2003
	Amount	Amount	Amount	%	Amount
I Operating revenue	121,047	117,068	3,978	3.4	473,477
Interest on loans to customers	108,930	105,888	3,041	2.9	429,512
Credit card revenue	2,078	1,914	164	8.6	8,140
Per-item credit revenue	4,063	4,093	(30)	(0.7)	15,508
Credit guarantee revenue	1,642	1,250	392	31.4	5,562
Other	4,331	3,921	409	10.4	14,754
II Operating expenses	91,707	91,033	673	0.7	360,911
Financial expenses	9,287	9,523	(236)	(2.5)	38,164
Cost of sales	–	–	–	–	137
Operating expenses - other	82,419	81,510	909	1.1	322,610
Operating income	29,339	26,034	3,305	12.7	112,566
III Non-operating income	333	196	136	69.3	1,040
IV Non-operating expenses	119	91	28	30.8	1,160
Ordinary income	29,553	26,140	3,413	13.1	112,446
V Extraordinary income	360	48	311	646.0	4,957
VI Extraordinary losses	236	351	(115)	(32.9)	13,589
Net income for the quarter (current) before taxes, etc.	29,677	25,836	3,841	14.9	103,814
Tax expenses	13,505	11,577	1,928	16.7	41,016
Gain (loss) on minority interests	83	(5)	89	–	250
Net income for the quarter (current)	16,088	14,264	1,823	12.8	62,548

3. Summary of Consolidated Cash Flow Statement for the First Quarter

(In millions of yen)

Category	Current quarter (End of first quarter, FY2004)	Same quarter last year (End of first quarter, FY2003)	Reference: FY2003
	Amount	Amount	Amount
I Cash flow from operating activities			
Net income for the quarter (current) before taxes, etc.	29,677	25,836	103,814
Depreciation and amortization	2,466	1,414	7,863
Increase (decrease) in allowance for bad debts	1,790	5,974	13,626
Decrease (increase) in loans to customers	(20,911)	(19,718)	(116,158)
Decrease (increase) in installment receivables	(23,211)	5,691	(6,428)
Other	5,104	957	12,364
Subtotal	(5,083)	20,156	15,081
Payments for corporate and other taxes	(26,039)	(37,633)	(57,955)
Other	116	42	139
Cash flow from operating activities	(31,006)	(17,435)	(42,734)
II Cash flow from investing activities			
Funds used for purchase of intangible fixed assets	(1,147)	(1,474)	(8,921)
Other	(6,560)	42,638	15,291
Cash flow from investing activities	(7,708)	41,163	6,370
III Cash flow from financing activities			
Increase in short-term debts	238,281	148,097	657,558
Repayment of short-term debt	(195,624)	(118,721)	(655,888)
Increase in long-term debt	145,485	146,814	541,283
Repayments of long-term debt	(104,112)	(171,064)	(528,609)
Cash from issue of corporate bonds	29,811	49,724	79,531
Loss on redemption of bonds	–	(2,500)	(77,000)
Other	3,170	(4,834)	(13,777)
Cash flow from financing activities	117,011	47,516	3,097
IV Effect of exchange rate changes on cash and cash equivalents	(2)	(12)	(47)
V Increase (decrease) in cash and cash equivalents	78,294	71,232	(33,313)
VI Balance of cash and cash equivalents at the beginning of period	98,329	131,643	131,643
VII Balance of cash and cash equivalents at the end of period	176,624	202,876	98,329

4. Results of Operations (consolidated)

A. Operating Revenue

(In millions of yen, %)

Item		Current quarter (End of first quarter, FY2004)		Same quarter last year (End of first quarter, FY2003)		Reference: FY2003	
		Amount	%	Amount	%	Amount	Amount
Interest on loans to customers		108,930	90.0	105,888	90.5	429,512	90.7
	Unsecured loans	90,237	74.6	88,772	75.8	358,142	75.6
	Secured loans	13,915	11.5	13,333	11.4	55,022	11.6
	Small business loans	4,778	3.9	3,783	3.3	16,348	3.5
Credit card revenue		2,078	1.7	1,914	1.6	8,140	1.7
Per-item credit revenue		4,063	3.4	4,093	3.5	15,508	3.3
Guarantees revenues		1,642	1.4	1,250	1.1	5,562	1.2
Other financial revenue		30	0.0	42	0.0	95	0.0
	Interest on deposits	0	0.0	3	0.0	7	0.0
	Interest on marketable securities	0	0.0	0	0.0	1	0.0
	Interest on loans	22	0.0	27	0.0	47	0.0
	Other	8	0.0	10	0.0	39	0.0
Other operating revenue		4,300	3.5	3,879	3.3	14,658	3.1
	Sales of property	–	–	–	–	50	0.0
	Bad debt write-off recovery	2,061	1.7	1,838	1.6	6,778	1.4
	Other	2,239	1.8	2,041	1.7	7,830	1.7
Total		121,047	100.0	117,068	100.0	473,477	100.0

Note: "Other" included in other operating revenue is card membership fees.

B. Other Operating Indicators

Item		Current quarter (End of first quarter, FY2004)	Same quarter last year (End of first quarter, FY2003)	Reference: FY2003
Total amount of loans outstanding (In millions of yen)		1,918,770	1,845,229	1,907,655
	Unsecured loans	1,483,551	1,449,097	1,477,430
	Secured loans	344,439	328,166	346,183
	Small business loans	90,779	67,966	84,041
Number of customer accounts		3,523,773	3,523,636	3,520,240
	Unsecured loans	3,366,124	3,387,056	3,366,615
	Secured loans	94,956	88,584	94,474
	Small business loans	62,693	47,996	59,151
Number of branches		1,975	1,963	1,978
	Staffed branches	828	793	813
	Non-staffed branches	1,147	1,166	1,164
	Branches for secured loans	–	4	1
Number of "Ojidosan" loan-contracting machines		1,850	1,838	1,855
Number of ATMs		134,306	127,017	132,148
	Company-owned	2,037	2,035	2,046
	Partner-owned	132,269	124,982	130,102
Number of employees		6,237	6,526	5,969

Note: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to bankruptcy claims. Furthermore, off-balance sheet operating loans from the securitization of receivables, which came to 110,918 million yen at the end of the current quarter (154,729 million yen at the end of same quarter last year and 120,715 million at the end of the previous consolidated fiscal year) have been included.

Summary of First Quarter Consolidated Business Results
FY 2004 ending March 2005 (Non-Consolidated)

July 22, 2004

AIFUL Corporation

(Securities code: 8515, 1st Section, Tokyo and Osaka stock Exchanges)

(URL: http://www.aiful.co.jp)

Representative: Yoshitaka Fukuda, President and Chief Executive Officer

Inquiries: Kenichi Kayama, General Manager, Public Relations Department

TEL (03) 3274-3560

I. Items Used to Compile Financial Data for the First Quarter

1. Company adopted simplified accounting methods (yes/no): Yes
2. Any differences between the accounting practices used here and those used in preparing consolidated accounts for the previous business year (yes/no): No

II. Summary of Business Results for the First Quarter, FY2004 (April 1 – June 30, 2004)

1. Consolidated Business Performance

(In millions of yen - rounded down, except per share data)

	Operating Revenue		Operating Income		Ordinary Income		Net income for the quarter (current)	
1st quarter, FY2004	84,587	1.9%	25,333	11.2%	26,429	10.6%	14,571	21.1%
1st quarter, FY2003	83,012	–	22,783	–	23,894	–	12,030	–
Reference: FY2003	334,977	3.2%	95,238	(10.9)%	98,932	(7.6)%	53,086	(4.0)%

	Net earnings per share for the quarter (current) (Yen)	Net earnings per share adjusted for latent shares for the quarter (current) (Yen)
1st quarter, FY2004	154.23	154.20
1st quarter, FY2003	127.35	–
Reference: FY2003	560.82	–

Note: Figures in the percent columns indicate percentage changes in operating revenue, operating income, ordinary income and net income for the quarter (current) compared with the same period of the previous year.

2. Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
1st quarter, FY2004	1,962,849	535,653	27.3	5,656.92
1st quarter, FY2003	1,909,593	480,840	25.2	5,089.98
Reference: FY2003	1,870,075	522,904	28.0	5,534.17

III. Consolidated Results Forecasts for FY2004 (April 1, 2004 – March 31, 2005)

Qualitative Data Concerning Results Forecasts

Results in the current first quarter have made steady progress in line with the full-year forecasts previously announced on May 10, 2004

EXHIBIT 2

(Brief Description in English)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase, each submitted on July 13 (conditions of holding Treasury Stock each dated June 25 and 30), August 12, and September 8, 2004, respectively (together, the "Reports"), in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (see Note below).

The Reports show that no treasury stock purchase has been made during the period from July 1, 2004 to September 30, 2004.

Note:

Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

AIFUL CORPORATION

アニュアルレポート　2004

EXHIBIT 3

Changing gears for the next stage



経営理念

“社会より支持を得る”

アイフルグループは、「社会より支持を得る」という経営理念を掲げております。これは、すべてのお客様のニーズにお応えできる、安心で創造性のある総合金融企業グループとして、社会との共存共栄を図り、社会全体との良好な関係を維持したい、という会社の基本理念を表したものです。

この基本理念のもと、アイフルグループは、将来にわたり顧客、株主、従業員などのすべてのステークホルダー（利害関係者）に支持される「三者総繁栄」を実現してまいりたい、と考えます。

消費者金融業界の歴史を振り返りますと、かつて昭和50年代に未だ社会的な認知が低く業界が未整備であった頃に、業界が社会的批判を受けた時代がありました。

当社は、そうした社会の認識を改善し、消費者金融業界のイメージを向上させたい、そして、より幅広いお客様にご利用して頂くことで、社会に貢献していきたい、という願いを込めて、創業当初より「社会より支持を得る」を経営理念に掲げております。


「顧客より支持を得る」
アイフルグループは、顧客第一主義の精神に則り、お客様のニーズを理解し、そのニーズにお応えできるよう努力します。
「会社の継続的発展」
アイフルグループは、安定した利益成長を追求し、株主価値の増大を図るとともに、公正かつ公平な情報開示を行い、資金提供者である株主・投資家の方々との良好な関係を築きます。
三者総繁栄
「社員の安定した生活」
アイフルグループは、社員に対しては経営理念の実現を求めるとともに、やり甲斐のある労働環境を提供し、安定した生活維持のための良好な関係を築きます。

目次

業績予想に関する注意事項

このアニュアルレポートの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業務にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基盤に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベルなどが考えられますが、これらに限りません。

財務ハイライト

アイフル株式会社および連結子会社
3月31日に終了した1年間

	単位：百万円 2004年	単位：百万円 2003年	単位：% 増減率
会計年度：			
営業収益	**¥ 473,477**	¥ 449,458	**+5.3**
営業費用	**360,911**	333,462	**+8.2**
営業利益	**112,566**	115,995	**-3.0**
経常利益	**112,446**	111,797	**+0.6**
当期純利益	**62,548**	59,910	**+4.4**
会計年度末：			
営業貸付金残高	**1,786,940**	1,670,781	**+7.0**
割賦売掛金	**154,285**	147,857	**+4.3**
不良債権額	**149,825**	120,398	**+24.4**
総資産	**2,332,761**	2,282,113	**+2.2**
貸倒引当金	**145,757**	132,130	**+10.3**
長期借入金(1年以内に返済予定のものを含む)	**1,451,776**	1,436,102	**+1.1**
株主資本	**547,503**	485,991	**+12.7**
発行済株式数(株)	**94,690,000**	94,690,000	**0**

	単位：円		単位：%
1株当たり情報：			
当期純利益(EPS)	**¥ 660.98**	¥ 637.59	**+3.7**
株主資本(BPS)	**5,794.58**	5,143.45	**+12.7**
配当金(アイフル株式会社)	**60.00**	60.00	**0**

※この日本語版アニュアルレポートは、英語版の翻訳となっております。英語版では、財務セクションに監査済の英文財務諸表を掲載しているのに対し、日本語版では、有価証券報告書の数値を掲載している為、一部勘定科目の区分などが異なるケースがございます。予めご了承ください。
※EPS、BPSの計算基準については83ページに記載しています。

営業収益
(単位:百万円)



500,000
400,000
300,000
200,000
100,000
0
00 01 02 03 04

当期純利益
(単位:百万円)



70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
00 01 02 03 04

総資産／ROA
(単位:百万円／%)



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
5
4
3
2
1
0
00 01 02 03 04
総資産
ROA

株主資本／ROE
(単位:百万円／%)



600,000
500,000
400,000
300,000
200,000
100,000
0
20
15
10
5
0
00 01 02 03 04
株主資本
ROE

株主の皆さまへ



代表取締役社長
福田　吉孝

1. 2004年3月期の振り返り

「事業環境」

当期のわが国経済は、日銀短観の内容に見られるように、大企業を中心に景況感が上向き、長らく不振の続いていた中小企業にも改善の動きが見られるなど、ようやく景気回復への明るい兆しが出てきました。消費者信用マーケットにおいても、自己破産件数の増加に歯止めがかかり、事業環境に改善の兆候が見え始めています。

一方、ここ数年の消費者金融専業マーケット内において、貸倒コストが大幅に増加した最大の要因は、景気低迷による失業率の増加と雇用者所得の伸び悩みですが、これらに加えてヤミ金融業者の跋扈、弁護士の介入増加といった、景気サイクル以外の一時的な要因が大きく作用しておりました。これらの要因が景気低迷と結びつき、自己破産件数、ひいては消費者金融会社の貸倒償却・貸倒引当金を増大させ、利益を圧迫していたのです。

しかしながら、ヤミ金融業者に対しては、2004年1月から新しい規制法の施行（一部は2003年9月から施行）により適切な取締りが行われ、また、弁護士の介入なども一巡しております。

2004年に入ってからは、前述の通り景気の先行きにも着実に明るさが増しており、当社においても、貸倒のピークアウトが明確に見られるところです。

「連結決算の特徴」

このような環境下、当社が発表いたしました2004年3月期の連結決算では、連結営業収益が4,734億円（前期比5.3%増）、連結経常利益が1,124億円（前期比0.6%増）と、業界大手他社が軒並み2桁減益の中、当社だけが唯一、増収増益となりました。これはクレジットカード会社のライフ、事業者ローン会社のシティズ等グループ会社の利益貢献によるものであり、まさに従来から当社が進めてまいりました「総合金融化戦略」の成果を示す結果となっております。なお、2005年3月期につきましては、ライフをはじめとするこれらグループ会社の利益貢献がさらに拡大するとともに、アイフル単体についても貸倒のピークアウトにより2桁増益に転じる予定です。連結営業収益は5,006億円（前期比5.7%増）、連結経常利益は1,280億円（前期比13.8%増）を計画しております。

「ライフカードの状況」

当社の連結業績に大きく貢献しているクレジットカード会社のライフは、2001年3月に当社のグループ会社となりました。3年が経過した2004年3月末現在、このライフのクレジットカード会員は、「洋服の青山」や「デオデオ」「コメリ」といった大手優良小売企業との大型カード提携により、

業界再編を「20年に1度の大きなチャンス」と捉え、経営戦略としての「リテール分野における総合金融化」を、さらに加速してまいります。

1,100万人を突破しております。これは買収時の750万人から実に5割近くの増加です。また、経常利益についても、2004年3月期は120億円(前期比50%増)と過去最高益を更新するなど、極めて順調に成長しております。2005年3月期の計画につきましても、提携カードを中心としたカード会員の増加、営業債権残高の増加を背景に、経常利益は145億円(前期比20%増)と、引き続き過去最高益を更新する予定です。

「事業者ローン会社の状況」

一方、事業者ローン分野では、住友信託銀行との合弁会社である、ミドルリスク対象のビジネクストが、2004年3月期の経常損失10億円から、2005年3月期には、初めて4億円の黒字を実現できる見通しです。ビジネクストは、過去3年間のデータ蓄積により、事業者ローンのスコアリングシステムを構築できており、現在、年率50%以上の残高成長が可能となっています。また、2002年10月に買収した、ハイリスク対象のシティズについては、既に2004年3月期において30億円の経常利益を実現しています。

2. 総合金融化戦略

「総合金融化戦略の意義」

以上のように、当社の総合金融化戦略は2004年3月期決算においても着実に成果をあげております。そこで、あらためて当社の経営戦略の方向性について、少しご紹介致したく存じます。

日本の消費者信用市場の中で「消費者金融専業」の市場は、過去10年間で3倍の高成長を遂げ、10兆円市場に達しており、また、大手4社で約60%のシェアを占める寡占市場であります。当社の予測では、この市場は2010年前後に13兆円規模までは成長すると見ておりますが、現在の景気低迷により、各社とも残高が伸び悩んでおります。また、この景気低迷による残高伸び悩みと貸倒の増加に加え、ここに来て消費者信用市場全体を舞台にした業態の垣根を超えた競合激化、といった業界秩序の変化が起きております。

このような大きな環境変化は、変化に素早く適合できる会社とできない会社との格差を生み、自然淘汰と、その結果としての適者生存をもたらします。このような環境下、2004年3月期決算において、他社が軒並み2桁減益の中で、当社が増収増益を実現したことは、その「総合金融化」という経営戦略が正しかったことを示していると言えるでしょう。

では、当社はなぜ「総合金融化戦略」を進めるのか?その理由は3点です。まず、当たり前のことですが、専業市場の成長にはどこかで必ず限界点が来る、ということです。マーケットが次第に成熟化していく中で、あくまで専業特化で「守り」だけに固執するならば、利益の頭打ちはいずれ時間の問題です。このような「マーケットの成熟化」と、「成熟化によって激化する競合」に対応するためには、自ら「業態の枠」を超え、商品や顧客獲得チャネルを多様化し、61兆円の消費者信用市場全体をターゲットにすることが最善の選択となります。これが1点目の理由です。

2点目は、「事業ポートフォリオの多様化」です。アイフル連結での債権残高の構成比は、2004年3月期末時点で、アイフル本体の無担保ローンが47%、不動産担保ローンが15%、ライフの営業債権が30%、その他子会社が約2%と、同業他社とはまったく異なる「事業ポートフォリオの多様化」が実現しております。当社は、「利益成長力の確保」「リスク分散」のいずれの観点からも、こうした事業ポートフォリオの多様化こそが最善の選択である、と考えております。

3点目は、「資本効率」です。今後、消費者金融専業市場が成熟化しますと、「専業だけに特化している会社」の場合、

安心で創造性のある総合金融企業グループとして、顧客・株主・従業員のすべてに支持される「三者総繁栄」を実現します。

営業資産は伸びず、あるいは減少傾向に入ります。一方で、株主資本は順調に積み上がっていくことから、資本効率が悪化し、ROEはどんどん低下していきます。したがって、「ライフの買収」のように、格付上許される範囲で、事業基盤の拡大に資するM&Aを実施する「総合化戦略」は、「資本効率」の観点からも最善の選択であると言えます。

また、米国においても、市場が成熟化し競合が激化する中で、いわゆるサブプライムの消費者金融だけに特化したモノライン(単一商品・単一事業の)企業は、不良債権の急激な増大に対応できず、一方で、シティグループのように「商品多様化」「総合金融化」を進めた企業だけが安定的な利益成長を実現した、という結果が出ております。

「総合金融企業グループ実現の戦略」

前述のように、これまでの総合金融化戦略により、当社の事業ポートフォリオ多様化は順調に進展してきました。今後、当社が目指す強い競争力と成長力を持った総合金融企業グループとなるための具体的施策として、「事業ポートフォリオ組替のさらなる推進」「クレジットカード事業の強化」「M&Aによるグループ再編」を考えています。

多様化の進んだ当社の事業ポートフォリオの中で、すべての事業規模拡大を実現しながら、相対的には「クレジットカードショッピング」「不動産担保ローン」「事業者ローン」の比率を引き上げ、「無担保消費者ローン」の比率を引き下げていきます。

また、クレジットカード事業の強化に向け、グループ会社の経営資源をライフのクレジットカード事業に優先的に投入していきます。同時に、現在の業界再編機運を絶好の機会と捉え、M&Aによるグループ力強化を進める計画です。M&Aを進めるにあたっては、「信販・カード」「不動産担保ローン」「事業者ローン」など、当社グループで拡大したい分野においては、戦略的投資としてプレミアムをつけてでも投資の対象と考えます。一方で、「消費者金融専業」案件の場合は、リターンを最大化するための純投資と考え、割安案件には積極的に取り組む考えです。

3. 業界再編への対応

「メガバンクと消費者金融との資本提携」

2004年に入り、三菱東京フィナンシャル・グループ(MTFG)とアコム、三井住友フィナンシャルグループ(SMFG)とプロミスのように、メガバンクと消費者金融大手が相次いで業務・資本提携を発表したことは、非常に大きなニュースとなりました。日本の金融業界は、米国から5～10年遅れているというのが、従来からの私の持論ですが、米国の金融業界の過去10年間の特徴的な動きも、やはり資金調達力に優れた大銀行と、与信力・収益力に優れたノンバンク・カード会社との、業態の垣根を超えた大規模なM&A、再編でした。米国の大再編の中で、大銀行はノンバンクを買収したところが勝者となり、ノンバンクは銀行をも傘下に入れるか、あるいは、事業、資金調達ともに多様化に成功したところが勝者となっております。

この米国の例を見ましても、中長期的には日本においても、このような大再編は避けられないと見るべきでしょう。現在、消費者信用市場の大手と呼ばれるプレーヤーは消費者金融4社、銀行系・信販系カード9社、流通系3社の合計16社程度存在しますが、この中で、大手と呼ばれる会社は5年以内に起きる再編でまず8社程度に、さらに10年以内に起きる再編で、最終的に4社程度に統合・集約されていくと思われます。当社によるライフ買収も、今回のMTFG、SMFGによる消費者金融専業への出資の動きも、この流れの中に位置付けられるものです。

あらゆる選択肢からベストの選択を



国内メガバンク(および外資)
◎強大な資金調達力・幅広い顧客チャネル
△乏しい個人与信力・低い収益性
ノンバンク(消費者金融・カード・信販)
◎優れた個人与信力と高い収益性
△限定された資金調達・顧客チャネル
他力(主導)での基盤強化
自力(主導)での基盤強化
<選択肢2>
より緩やかな形での提携・合弁
<実行中の戦略>
規模拡大・多様化へのM&A
<選択肢3>
銀行をも対象としたM&A
<進行中>
ノンバンクの買収・提携
<選択肢1>
メガバンク・外資の
グループ入り・提携
資金調達力の強化
顧客基盤のさらなる拡大
アイフルグループ=選択肢のあるポジション
シティグループ
GEコンシューマー・ファイナンス
三菱東京フィナンシャル・グループ
三井住友フィナンシャルグループ
アイク
ニコス
オリコ
レイク
アコム
プロミス
Life CARD
アイフル
Businext
ビジネクスト
City's

「当社としての選択肢」

そして、このような業界再編の潮流の中で当社が採り得る戦略としては、大きく分けて3つのイメージを抱いております。1つは、メガバンクの傘下に入るという選択です。米国の実例では、ハウスホールドがHSBCの、バンク・ワンがJPモルガン・チェースの傘下となりました。2つ目は、ノンバンク自らが銀行をも買収する側になり、銀行業務とクレジットカード業務の融合による、新しいリテール総合金融のビジネスモデルを構築するという戦略です。米国では、シティグループ、アメックスといったところが、金融業界の中では、消費者金融・カード事業を出発点としながら、その後、いくつもの銀行・証券・保険会社などを買収し、現在の巨大金融コングロマリットを形成しています。3つ目は、銀行・生損保・証券との緩やかな提携により、顧客を囲い込むという戦略です。同じく米国では、MBNAが様々な金融機関や小売業等との提携により、顧客基盤を拡大し、収益をあげています。当社と致しましては、強みとなる与信力・収益力を最大限活かすために、こうした選択肢の中から、ベストの選択を行ってまいります。

アイフルグループは、会社設立以来、経営理念である「社会より支持を得る」ことを追求してまいりました。これは、すべてのお客様のニーズに応える総合金融企業グループとして、社会との共存共栄を図り、社会全体との良好な関係を維持しようという強い意志を表したものです。当社は、「リテール分野での総合金融企業」を目指す経営戦略のもと、M&Aや提携により顧客との接点を拡大し、これにより、グループ内の会社それぞれが持つ強みを活かしながら、残高・利益などの業容の拡大を図り、これにより、従業員の活躍の場をも拡げております。この「総合金融化戦略」により、将来にわたり、顧客、株主、従業員等のステークホルダー(利害関係者)の皆さまに利益をもたらす「三者総繁栄」を実現してまいりたいと考えています。

2004年6月
代表取締役社長

消費者信用市場の全体像

消費者信用市場の全体構造と市場規模

下の図は、日本の消費者信用市場の全体像を示したものです。(社)日本クレジット産業協会によると、2002年12月末現在の信用供与額(推計)は、消費者信用全体で72兆8,225億円(前年比1.7%減)、内訳では、クレジットカード・信販会社の業務である、クレジットカードによるショッピングが24兆6,790億円(前年比6.0%増)、個品割賦ローンが11兆6,669億円(前年比4.6%減)、クレジットカードを用いたキャッシングローンが7兆5,991億円(前年比1.6%増)、キャッシングローン専用カードによるローンの残高が2兆6,300億円(前年比2.2%増)となっています。また、アイフル、武富士、アコム、プロミスといった消費者金融専業による消費者ローンは10兆1,917億円(前年比4.1%減)、銀行その他金融機関による消費者ローンが4兆448億円(前年比1.5%増)、郵便局その他金融機関による預貯金担保ローンが12兆110億円(前年比13.7%減)となっています。

一方、信用供与残高で見ますと、消費者信用全体で60兆7,750億円(前年比4.4%減)、内訳では、クレジットカード・信販会社の業務である、クレジットカードによるショッピングの残高が3兆5,675億円(前年比6.0%増)、個品割賦ローンの残高が11兆2,678億円(前年比6.1%減)、クレジットカードを用いたキャッシングローンの残高が3兆2,206億円(前年比5.3%増)、キャッシングローン専用カードによるローンの残高が3兆2,720億円(前年比4.8%増)となっています。また、アイフル、武富士、アコム、プロミスといった消費者金融専業による消費者ローンの残高は10兆2,357億円(前年比5.6%増)、銀行その他金融機関による消費者ローン残高が18兆5,566億円(前年比7.1%減)、郵便局その他金融機関による預貯金担保ローン残高が10兆6,548億円(前年比13.9%減)となっています。

この信用供与額と残高の過去からの推移を見ますと、過去10年間で供与額、残高ともに最も高い成長を実現したのが消費者金融専業による消費者ローンであり、クレジットカードによるショッピング、キャッシングローンについても、一括払いの比率が高いために残高ベースではさほどではないものの、供与額ベースで着実な成長を続けています。これに対して、銀行その他金融機関による消費者ローン、および信販会社による個品割賦は減少傾向にあることが分かります。これらの結果として、信用供与残高ベースでは、過去10年間、ほぼ横ばいとなっています。

消費者信用市場全体を舞台にした統合・再編が本格化

(単位:兆円)



イオン・ニコス Life CARD セゾン・JCB
クレジットカード・ショッピング (24.6/3.5)
イオン・ニコス Life CARD セゾン・JCB
個品(信販) (11.6/11.2)
イオン・ニコス Life CARD セゾン・JCB
クレジットカード・キャッシング (7.5/3.2)
イオン・ニコス Life CARD セゾン・JCB
信販・カード会社による消費者ローン (2.6/3.2)
アイフル
武富士・アコム・プロミス
消費者金融専業 (10.1/10.2)
東京三菱・みずほ・UFJ・三井住友
銀行他民間金融機関の無担保ローン (4.0/18.5)
郵便局 銀行他民間金融機関の担保ローン (12.0/10.6)
※(信用供与額/信用供与残高)
消費者信用マーケット全体 (72.8/60.7)

出典:日本クレジット産業協会「消費者信用市場統計」

(2002年12月末現在)

日本の消費者信用市場の主要プレーヤー(現在)

メガバンク	三菱東京フィナンシャル・グループ	UFJホールディングス	みずほフィナンシャルグループ	三井住友フィナンシャルグループ	その他
銀行系カード	DCカード	JCB UFJカード	UCカード	三井住友カード	
信販系カード	ジャックス	ニコス アプラス セントラルファイナンス	オリコ	クオーク	Life CARD
流通系カード					セゾン オーエムシー イオン
消費者金融専業	アコム			プロミス	アイフル 武富士
合弁会社(個人ローン)	東京三菱キャッシュワン	モビット		アットローン	

消費者金融専業が伸びた背景

消費者信用市場全体の残高がほぼ横ばいで推移する中、消費者金融専業の残高は、過去10年間で約3倍の高成長を遂げました。また、消費者金融の利用者情報が登録される「全国信用情報センター連合会」(全情連)の登録件数においても、過去10年間で約55%も増加しており、2003年3月末には1,743万人に達しています。

消費者金融専業の市場がこれほどまでに顧客からの支持を得て拡大した理由としては、経済成長により人々の生活が右肩上がりで豊かになった結果、消費性向が高まり、余暇のレジャー等のための借入ニーズが増え、個人ローンの市場そのものが順調に拡大したこと、日本が類稀な現金社会であること、そして銀行による個人ローンや、クレジットカードによる個人ローンの商品性が消費者金融専業に対して劣っており、サービスレベルが相対的に劣後していたこと、といった3つの社会的背景が作用していると考えられます。

また、このような社会的背景に加えて、消費者金融専業大手の顧客サービスにおける、たゆまぬイノベーション(サービスにおける革新)があげられます。具体的には2B1C、すなわち「ブランチ(支店)」、「ブランド」、「クレジットライン(信用供与限度額)」という言葉で言い表すことができます。

まず、「ブランチ」に表されるチャネル・ネットワークの構築では、消費者金融専業大手は1990年代半ばより、従来型の有人店舗に加えて自動契約機とATMで構成される無人店舗、インターネットを活用したバーチャル店舗など、多面的なサービスチャネルを拡充しており、顧客がいつでもどこでも申込や契約、入出金ができる、顧客の利便性の高い営業ネットワークを確立しています。これは、日本の多くの銀行が過去から変わらず支店の営業時間を午後3時までとしていることと非常に対照的であると言えます。

また、「ブランド」についても、消費者金融専業大手は1990年代後半以降、前例踏襲や横並び発想の旧来型金融機関では、考えもつかないような斬新でユニークなTVコマーシャルキャンペーンを積極的に展開してまいりました。この結果、顧客からの認知度や信頼感を獲得し、現在の消費者金融大手は、個人顧客の借入対象として広く支持されております。一般的な意味におけるブランドイメージで言えば、銀行の方が消費者金融よりもブランドイメージは良いであろうと考えられますが、資金を預ける立場の預金者や投資家が重視するブランドと、資金を借りる立場である消費者金融の利用顧客が抱くブランドは必ずしも一致しない、ということを理解する必要があります。前述の顧客利便性における格差も、こうした利用者からのブランドイメージに直結するものです。

さらに、クレジットラインについても、当社に代表される消費者金融大手では、業界共通の信用情報データベースと、過去から蓄積された自社の膨大な顧客の属性、取引履歴のデータベースを統合的に解析することにより、瞬時に新規

顧客への貸付の可否、貸付限度額、貸付金利の判定や既存顧客への途上与信判定を行える「スコアリングシステム」が構築されています。また、このスコアリングシステムの活用は、多様な顧客のニーズ、リスク属性に対応した、非常にきめ細かな商品開発をも可能としました。

このように、消費者金融専業におけるイノベーションとは、一貫して「いかに顧客の支持を獲得するか」という顧客志向の発想に基づき行われてきたものであり、その発想が、今日の消費者金融専業の隆盛をもたらしたと言えるでしょう。

消費者金融専業市場の成熟化

このように、顧客からの支持を得て高成長を続けてきた消費者金融専業のマーケットですが、この市場を取り巻く環境にも、現在、少しずつ変化の波が押し寄せています。消費者金融専業の顧客属性の特徴として、資金使途が自由なレジャー資金であるという背景から、男性顧客が全体の7割を占め、また、年齢構成では、新規顧客の過半数を20代が、既存顧客では同様に20代～30代が過半数を占めるという年齢分布があげられます。しかしながら、日本では少子高齢化の急速な進行により、総人口そのものが減少に転じる局面となっており、当然ながら20代～30代の人口は既に減少を始めております。当社は、過去からこの人口動態変化を前提とした市場予測を行っており、その結果として、消費者金融専業のマーケットは、2010年前後までは成長を続け、信用供与残高は約13兆円規模にまで拡大するものの、それ以降は安定成長・成熟期に移行するものと予想してまいりました。2001年3月のクレジットカード会社ライフの買収に代表される当社の「総合金融化戦略」は、この市場予測に裏打ちされた経営戦略なのです。

日本のクレジットカード市場の特徴

一方、アイフルグループのライフが事業展開するクレジットカード市場については、日本クレジット産業協会の統計によると、2002年12月末のクレジットカード発行枚数が2億5,400万枚に達しており、これは成人1人当たり平均で2～3枚保有している計算になります。

主な発行系列別に見ると、銀行系カードが9,668万枚、信販系カードが6,377万枚、流通系カードが7,096万枚、メーカー系カードが1,046万枚となっております。

このように、日本ではクレジットカードそのものの普及率は高いのですが、一方、個人消費全体に占めるクレジットカードでの決済率は、米国で22%、英国で18%、同じアジアの韓国では58%であるのに対し、日本では僅か約7%に過ぎません。また、日本の場合、クレジットカードでの決済率のうち、翌月一括払いでの銀行自動引落とし支払いが約9割を占め、米国などで一般的なリボルビング払いの比率は僅か1割未満に過ぎません。このことは、日本におけるクレジットカードの現状として、保有率は高いものの実際にはあまり使われていないこと、使われる場合もクレジットの機能は発揮せず、実質的には翌月一括引き落としの、いわばデビットカードとして使われている、ということを示しています。

日本では、1999年からデビットカードのサービスが本格的に開始され、ほとんどすべての銀行のキャッシュカードが、そのままデビットカードとして利用可能です。当時、5年後のデビットカード利用額は20兆円規模に達するとされていましたが、実績ベースの利用額は着実に増えてはいるものの、2003年3月期が4,300億円、2004年3月期が5,300億円にとどまっており、2005年3月期も6,000億円台程度の見通しです。その一方で、2002年のクレジットカードの取扱高は、カードショッピングが計24兆7,000億円となっており、そのうち割賦方式が2兆5,000億円、非割賦方式すなわち一括払いが22兆2,000億円となっております。このように、デビットカード利用の低迷と、クレジットカードでの高い一括払いの利用割合とは、日本において、クレジットカードが実質的にデビットカードとして使われていることを証明していると言えるでしょう。

日本でクレジットカードの利用率が低く、一括払いが多い理由

このように、日本においてクレジットカードの利用率が低く、また利用の中でも一括払いの割合が高く、リボルビング払いの利用率が低い要因としては、勿論、勤勉と倹約を美徳とする伝統的な日本人の国民性から、日本が世界に類を見ない現金社会である、といった文化的、社会的背景があげられます。しかしながら、それ以上に、不十分なクレジットカードのインフラなどにより、諸外国に比べ、まだまだクレジットカードを使えない場面が多いのも事実です。

さらに、日本では一般的にクレジットカードで決済を行う場合、ほぼ間違いなくキャッシャーで店員から「1回払い

で宜しいですか？」あるいは「何回払いに致しますか？」と尋ねられ、本来プライバシーである筈の支払い方法をその場で宣言せねばならないため、顧客が「1回払い」を選択しがちであるという、国際的に見ても極めて特異なシステムが存在してきた、という事実もあげねばなりません。

このため、クレジットカードでの決済時には1回払いを宣言し、実際に引き落としタイミングになって自分の引き落とし口座の残高が足りないために、消費者金融から借入れを行い、自分の銀行口座に入金して引き落としに備える、という複雑な行動パターンを取る顧客が多く存在するため、消費者金融利用者の月中の借入時期を見ますと、クレジットカードの引落日前後に借入れが増加する傾向が見られます。これは、クレジットカード会社が本来の業務である与信（クレジットの提供）により得られる筈の収益機会を放棄し、消費者金融会社に提供してきたということを示しています。

クレジットカードにおけるイノベーション

しかしながら、近年の急速な情報技術の発展により、クレジットカード利用のためのインフラは、高機能化、低コスト化とともに整備が進んでまいりました。また、クレジットカード会社も、高収益をあげる消費者金融専業の成功を目にするにつれ、経営戦略として、本来の役割であるクレジット機能の強化に取り組み始めています。

例えば、高収益をあげている米国でのクレジットカード会社のビジネスモデルと同様、インターネットや電話でいつでもリボルビング払いへと支払方法を機動的に変更できる顧客利便性の高いフレキシブルな自由返済システムが、3年ほど前から急速に各社で導入され、徐々に顧客の認知を得つつあります。また、各社による航空会社のマイレッジや、家電販売など有力小売店との提携によるポイントプログラムも、従来以上に消費者にとって魅力のあるものへと発展し、顧客のクレジットカード払いを促進しています。

また、従来はリスクを嫌い少ない与信枠しか提供しないなど、必ずしも積極的に取り組んでこなかったクレジットカードによるキャッシングローンについても、与信枠を拡大し、その利便性を積極的にパンフレットなどでアピールしたり、コンビニエンスストア最大手のセブン-イレブン店頭にあるアイワイバンクATMなどの提携ATMを積極的に拡大するなど、残高拡大・収益拡大に取り組んでおります。

クレジットカードは、有力小売店との提携カードが大半を占めることから、もともと消費者との接点が非常に広範にわたり、クレジットカード会社はカード保有者ベースで膨大な顧客基盤を有しています。今後、インフラが整備され、各社のサービスや顧客利便性がさらに向上すれば、いままで以上に幅広く顧客に受け入れられ、利用される可能性が高いといえるでしょう。キャッシングローンの分野などでは、場合によっては従来の消費者金融専業のマーケットをさらに侵食していく可能性もあります。



LIFE CO.,LTD
MasterCard
ETC
LIFE CARD

今後は消費者信用市場全体が1つのマーケットに

このように、日本の消費者信用市場では、消費者金融専業市場の成熟化への移行と、クレジットカード市場の本格拡大といった地殻変動が起こりつつあります。今後は、従来の消費者ローン、消費者向け不動産担保ローン、事業者ローン、信販、クレジットカードといった従来の業態の違いによる垣根は消滅し、米国同様に61兆円の消費者信用市場全体を1つのマーケットとしたシェア争奪戦が激化していくことでしょう。こうした環境に適応するためにも、アイフルグループは、ライフの成長戦略に注力するとともに、今後ともM&Aのチャンスを捉え、クレジットカード・信販も含めた消費者信用市場全体を対象にできる限り営業基盤を広げてまいります。

総合金融化戦略

アイフルの目指す総合金融化戦略

アイフルグループでは、事業環境の変化に対応し、安定した利益成長を維持し続ける為、2001年3月にクレジットカード会社のライフを買収しました。これにより、従来の無担保ローン事業に加え、不動産担保ローン、クレジットカード・ショッピング、個品(信販)、クレジットカード・キャッシングなど、消費者信用市場全体をターゲットとした「総合金融化戦略」を展開しています。また、消費者向け市場のみならず、事業者金融部門においても、2001年4月より住友信託銀行との合弁による、ミドルリスク層をターゲットとしたビジネクストの営業開始、さらに、2002年10月にはハイリスク層の事業者ローン会社であるシティズを買収し、将来の市場成熟化に備え、他社とは異なる収益源・顧客獲得チャネルの多様化を進めています。

総合金融化を進める理由

利益成長の維持

総合金融化戦略を進める1点目の理由は、専業市場に特化していたのでは、いずれ「成長が頭打ち」になるということです。このようなマーケットの成熟化と、成熟化によって激化する競合に対応するためには、自らが業態の枠を超え、商品や顧客獲得チャネルを多様化し、61兆円の消費者信用市場全体をターゲットにすることが最善の選択となります。下の図の通り、ライフ買収を転換点として、総合金融化を進めたアイフルが、安定した利益成長を実現していることがわかります。

大手4社の連結営業収益および連結経常利益の推移

(単位:億円)


ライフ買収
(転換点)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
営業収益
経常利益
00/3
01/3
02/3
03/3
04/3
05/3(E)
アイフル
プロミス
武富士
アコム

残高ポートフォリオの多様化

2点目の理由は、「事業ポートフォリオの多様化」です。アイフルグループは、無担保ローン事業のみに依存する事業構造からの脱却を進め、事業ポートフォリオを多様化させています。事業ポートフォリオの変化を債権残高の構成比で見ると、1999年3月期末には無担保ローン82%、不動産担保ローン16%と消費者金融専業の同業他社と同レベルであったのに対し、2004年3月期末では、アイフル本体の無担保ローンが47%、不動産担保ローンが15%、カード・信販子会社ライフの営業債権が30%、その他子会社のローン債権の率が約2%となっています。また、事業ポートフォリオの多様化は、リスク分散を図るといった面でも、非常に有効な経営戦略となっています。ちなみに、2004年におけるアイフル単体の無担保ローンの貸倒償却率が8.0%であるのに対し、不動産担保ローンは2.8%、ライフのクレジットカード事業は5.5%となっています。この数値からも、従来の無担保ローン事業だけでは、貸倒リスクが高くなることがわかります。このように、当社では、無担保ローンの単一事業に特化するのではなく、不動産担保ローンやクレジットカード事業へと顧客・商品の幅を広げることで、貸倒リスクの分散化を図っています。

営業債権ポートフォリオの多様化とリスク分散

(単位:億円)


営業資産合計推移
+9.9%
+10.4%
+4.0%
+6.1%
20,024
22,108
22,984
24,381
25,000
20,000
15,000
10,000
5,000
0
02/3
03/3
04/3
05/3(E)
LIFE信用保証売掛金
LIFEキャッシュプラザ
LIFEカードキャッシング
LIFE個品あっせん
LIFE総合あっせん
子会社無担保ローン
子会社ビジネスローン
AIFUL事業者ローン
AIFUL不動産担保ローン
AIFUL無担保ローン

資本効率の向上

3点目の理由は、「資本効率」を高めることです。今後、消費者金融専業市場が成熟化すると、「専業だけに特化している会社」の場合は、営業資産の成長は見込めない一方で、株主資本だけが順調に積み上がっていきます。すなわち、株主資本比率の上昇とともに、財務レバレッジが下がり、ROEは低下し、資本効率が悪化します。一方、アイフルは、株主資本比率23.5%、財務レバレッジは4.5倍と、他社より高い資本効率(ROE)を実現しています。したがって、ライフを買収した時のように、今後も格付上許される範囲でM&Aを実施し、営業資産を拡大させることが、「資本効率」の観点からも最善の選択であると言えます。

資本効率(レバレッジ)への寄与

2004年3月期	アイフル	武富士	アコム	プロミス
ROA(単体)	2.8%	3.8%	3.2%	2.9%
ROE(単体)	10.7%	8.6%	9.8%	8.1%
ROA(連結)	2.7%	3.9%	3.4%	2.3%
ROE(連結)	12.1%	8.7%	10.5%	6.6%
レバレッジ(連結)	×4.5	×2.2	×3.1	×2.9
レバレッジ(単体)	×3.8	×2.3	×3.1	×2.8
株主資本比率(連結)	23.5%	47.0%	33.6%	37.0%
株主資本(連結)(単位:億円)	¥ 5,475	¥ 8,930	¥ 6,971	¥ 6,366
総資産(連結)(単位:億円)	¥23,327	¥18,991	¥20,753	¥17,187

ライフ・ビジネクストの拡大

現在、アイフルが展開する総合金融化戦略において、もっとも注力している分野は、ライフのクレジットカード事業です。ライフのクレジットカードには、ライフ独自で発行するプロパーカードと、提携している大手小売りチェーンなどで発行する提携カードがあり、年間のカード発行ベースでは、提携カードが全体の約9割近くを占めています。ライフが提携カードを積極的に発行する目的は、幅広い顧客層の囲い込みと、有力企業との提携によるブランドネームの向上があります。今後は、さらなる顧客獲得の増加を狙いとして、カードを発行する新規提携先の開拓と、既存の加盟店のフォローアップを強化し、顧客基盤の拡大に注力します。また、ミドルリスク層を対象としているビジネクストにおいても、設立から3年が経過し、個人事業主・法人向けの2種類のスコアリングシステムを構築したことから、潜在する多様なニーズにお応えするため、積極的な残高成長を目指していきます。

今後のM&A戦略

これまでも、アイフルグループでは、M&Aによる業務拡大を積極的に進めてきましたが、さらなる利益成長を続けるために、今後もM&Aに積極的に取り組んでいく方針です。アイフルグループではM&Aに対して2つの方針を定めています。事業領域の拡大につながる、クレジットカード、不動産担保ローン、事業者ローン分野においては、プレミアムを付けてでも買収する戦略的投資、事業規模の拡大につながる消費者金融専業分野においては、少ない投資で利益をあげる純投資の2種類です。戦略的投資、純投資のどちらにおいても、優良案件には積極的に取り組み、さらなる総合金融化戦略を展開していきます。

Changing gears for the next stage

アイフルグループの事業領域を表したのがこの事業ポートフォリオ図です。この図は縦軸にクレジットリスクの高低、横軸に消費者信用産業内の事業領域をとって、アイフルグループの各企業の位置付けを示したものです。

低リスク

地銀・信金・信組との個人ローン保証提携



アイフル

個人顧客を対象とした無担保消費者ローン業務を中心に、不動産担保ローン、事業者ローンの分野にも業務拡大を行っています。

>> see page 14

アイフル

無担保・不動産担保・事業者ローン

トライト

2004年4月に、子会社であったハッピークレジット、信和、山陽信販の3社を統合して消費者金融専業子会社としました。3社統合することで、営業効率、経費効率のアップを目指しています。

トライト

高リスク

消費者金融



ライフ

1952年創業の信販·クレジットカード会社で、2001年3月にアイフルの子会社となり、クレジットカード事業、個品割賦事業、信用保証事業を展開しています。

>> see page 18

Life CARD

クレジットカード·信販·
信用保証·無担保ローン

ビジネクスト

住友信託銀行との事業者ローン合弁会社として2001年4月に営業を開始し、ミドルリスク層を対象とした事業者ローン業務を行っています。

>> see page 22



りそな銀行グループ等との
事業者ローン保証提携

Businext ビジネクスト

住友信託銀行との
事業者ローン合弁会社

シティズ

2002年10月よりアイフルの子会社となり、独自の経営ノウハウで事業者ローンにおけるハイリスク·ハイリターンの事業モデルを構築しています。

>> see page 22

City's

事業者ローン会社
シティズ

クレジットカード・信販　→　事業者金融

アイフル株式会社

アイフル株式会社は、消費者金融のコア事業である無担保ローンを中心に、不動産担保ローン、事業者ローンなどの業務を行っています。アイフルでは、商品多様化、業務効率のアップにより、さらなる利益成長を目指します。



商品多様化戦略

アイフルは、「商品多様化戦略」を経営戦略の柱とし、大手消費者金融の中では唯一、主力商品である無担保ローン以外に不動産担保ローン、事業者ローンといった商品の開発に取り組んできました。この狙いは以下の3点です。

1点目は、近い将来に予想される消費者金融専業マーケット成熟化後においても、安定的な利益成長を持続させるためです。成熟化局面を迎えるマーケットであっても、他社にはない商品を販売することで、着実に自社のシェア拡大が可能になります。

2点目は、コスト効率の向上です。複数の商品を、同一店舗で同一社員が販売することにより、店舗の販売効率をより向上させることができます。

3点目は、事業リスクの分散です。顧客属性や平均残高、貸付金利といったリスクとリターンのバランスが異なる複数の商品を持つことで、債権ポートフォリオが特定の顧客層だけに過度に集中するリスクを防ぐことができます。例えば、当社の場合、無担保ローン商品の顧客層は比較的若い世代が中心なのに対し、不動産担保ローンは中高年層が中心となっています。

アイフルの業績概要

新規顧客の動向

現在、大手消費者金融各社の新規顧客の獲得は、前期比マイナスの状況が続いています。これには3つの要因が考えられます。まず、景気低迷による借り控えといった顧客マインドによるもの、2点目は、マスコミなどによる同業他社のマイナス記事・報道によるもの、3点目は、カード会社、銀行系消費者金融といった新たな供給先の増加によるものです。

2004年に入ってからは、GDP、失業率、企業倒産件数といったマクロ経済指標が、いずれも改善傾向にあり、また、同業他社のマイナス記事・報道についても沈静化しつつあることから、今年度の後半からはボトムアウトしていくと見ています。当社においては、昨年のチワワを使ったTVCMが、年間CM好感度ランキングの上位にランクインするなど、集客力は相対的に向上し、他社比では優位性を維持しています。



アイフル営業貸付金残高

(単位:億円)



+2.7%
+1.9%
15,000
12,000
9,000
6,000
3,000
0
+25.0%
+29.0%
+6.1%
+4.5%
+1.2%
+0.4%
03
04
05(E)
事業者ローン
不動産担保ローン
無担保ローン

営業貸付金残高の確保

2004年3月期の営業貸付金残高は、無担保ローン残高が1,081,057百万円(1.2%増)となりました。さらに、アイフルが進める商品多様化戦略により、不動産担保ローンが342,637百万円(6.1%増)、事業者ローンが27,943百万円(25.0%増)となり、合計で1,451,638百万円(2.7%増)と、厳しい経営環境においても、順調に業界内でのシェアを拡大しています。

このような、営業貸付金残高の堅調な増加から、貸付金利息収益が326,978百万円(3.6%増)となり、営業収益ベースでは334,977百万円(3.2%増)になりました。他社が2年連続して減収の結果となる中、当社は増収を維持していることからも、戦略の優位性が浮き彫りとなっています。費用面においては、貸倒費用がピークアウトし始めたとはいえ、109,223百万円(26.5%増)となり、経常利益では98,932百万円(7.6%減)となりました。

リスクマネジメント

2002年以降、約2年間にわたって貸倒が高騰した要因は、大きく分けて3つありました。

1つめは、ヤミ金融業者の跋扈であり、(社)全国貸金業協会で行った自己破産者の調査によると、約50%の破産者がヤミ金融の被害にあっています。こうしたヤミ金融業者に対しては、昨年9月にヤミ金融対策法が施行されたことで、警察の取締まりが強化され、現在は沈静化してきました。

2つめは、会社の貸付姿勢です。消費者金融大手4社は、2000年〜2001年にかけての主要テレビ局のCM解禁に合わせ、新規顧客と融資残高の積極拡大を進めました。このように、積極的にリスクをとって貸付を行った場合は、結果として、必ず一定期間後に貸倒の増加をもたらします。アイフルでは、貸倒増加への対策として、2002年度後半から約2年間にわたり、融資の際の審査(与信)

大手4社の単体営業収益および単体経常利益の推移

(単位:億円)


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
00/3
01/3
02/3
03/3
04/3
05/3(E)
営業収益
経常利益
アイフル
プロミス
武富士
アコム

(与信)基準をより厳しくし、成約率(新規貸付件数/顧客の総借入申込件数)を過去の75%レベルから約65%まで低下させ、貸倒の沈静化を図っています。

最後の要因は、景気・マクロ経済による影響です。昨今の日本における景気環境の悪化から、2003年7月頃までは、失業率の高止まりや雇用者所得の減少により、一定の顧客層におけるキャッシュ・フローは厳しくなっていました。しかし、ここにきて不確定要素であったマクロ経済も、明るい兆しが見え始めています。今後、この景気回復が本格化局面を迎え、貸倒が沈静化するならば、成約率を上げて、貸付を積極化することができます。

経営効率アップへの施策

コンタクトセンターの全国稼動

アイフルの場合、社員が全国500店以上の有人店舗に分散しているため、その顧客サービスレベルを均一かつ高品質に維持することは簡単ではありません。一方、こうした業務を電話対応専門のコールセンターに統合すれば、オペレーターの採用から、教育、運用までの一元管理が可能となることから、安定したハイレベルの顧客対応が可能となります。また、経費効率面でも、全国にちらばった支店の社員に十分な教育をするには、本社などでの集合研修を開催しなければならず、相当なコストを要しますが、コンタクトセンターに集約化を行えば、コスト効率が大幅に改善します。このような背景から、アイフルでは2004年3月末までに、全国の自動受付機の対応業務、フリーダイヤルなどの電話問い合わせ業務、延滞顧客への連絡業務、弁護士介入債権などへの対応業務といった顧客電話対応業務全般について、東西2つのコンタクトセンター(東京都多摩市、滋賀県草津市)への集約化を行いました。



株式会社ライフ

クレジットカード会社の株式会社ライフは、2001年3月のアイフルによる買収以降、極めて順調に利益成長を続けており、アイフルグループの「総合金融化戦略」に大きく貢献しています。


LIFE CA
クレジットカード、キャッシングカード申込
各種サービスの申込 ギフトカードの販売

株式会社ライフの再生について

2001年ライフ買収によるクレジット業界への参入

当社は、2001年3月に、クレジットカード会社のライフを完全子会社化し、成長性の期待できるクレジットカード事業に参入しました。ライフは、1952年創業で、信販・クレジットカード業界でも大手の一角でしたが、バブル崩壊後の個人消費低迷による営業収益の大幅な低下、企業融資などにおける不良債権の増加などで経営の悪化が進み、2000年6月に会社更生法の適用を受けました。その後、当社がスポンサーとして選ばれ、2001年3月の全債権者への弁済が終了し、ライフはアイフルの完全子会社となっています。このライフ買収により、アイフルのビジネスラインは、消費者金融などのシンプルな事業内容に、「クレジットカードによるショッピング」「キャッシング」「個品割賦ローン」が新たに加わり、リテール総合金融企業へ向け大きく変貌いたしました。

買収後の3つの再生戦略

(1)ポートフォリオの組替

ライフは、買収当初、業績向上に向け、3つの目標を掲げました。1つは、買収時は収益性の低い事業構造であったことから、オートローンなどの不採算事業から撤退し、高収益事業へ集中する「ポートフォリオの組替」を進めました。2004年3月期末において、積極展開を進める高収益事業の残高は、総合あっせん(カードショッピング)で71,508百万円(前期比12%増)、オートローンを除く個品割賦残高で173,560百万円(前期比6%増)、カードキャッシング残高で202,819百万円(前期比6%増)、ライフのローン専門店であるキャッシュプラザが135,543百万円(前期比15%増)となり、それぞれ順調に残高を伸ばしています。

一方で、低収益のオートローンや住宅ローンなどの「縮小事業」については、新規取り扱いの停止を継続し、オートローンで2,075百万円(前期比69%減)、住宅ローン保証で35,866百万円(前期比13%減)となり、引き続き縮小事業の残高を減少させております。これにより、拡大事業と縮小事業の債権の割合は、2001年3月期末の「60対40」から、2004年3月期末には「86対14」となり、「高収益事業へのポートフォリオの組替」は順調に進行していることがわかります。

(2)取引条件の見直し

2点目は、「加盟店との不利な取引条件の見直し」を図り、利回りの改善を進めました。ライフでは、営業債権の高収益化に加え、手数料のダンピングを行わないという経営方針のもと、販売形態や信用度合いを中心とする加盟店途上与信を導入することで、取引条件の改善を図り、利回りの向上に努めています。2004年3月期の利回りは、営業債権ベースで16.4%になり、2003年3月期が15.0%であったことから、改善幅は1.4ポイントとなっています。

(3)経費削減

最後は、「経費削減」などにより利益拡大を目指すことです。収益性や成長性を追求しながらも、経費削減の実行計画を着実に進めてきました。ライフにおいては、大きなコストとなるコンピュータシステムをアイフルと共同で開発を進め、システムを共用化することでコスト抑制を図りました。また、スコアリングの改良や与信精度の向上、回収組織の体制強化などで貸倒抑制にも努めています。さらに、アイフルとのグループ共同発注、一部コンタクトセンターへのオフィス集中化など、グループとしての経費削減努力にもシナジーを発揮しています。

結果として、信販・カード業界の大手他社と比較してみると、収益性において大きく差が開いています。現在、同業大手他社が5%から7%台の営業収益率の中、2004年3月期のライフ営業収益率は16%台へ達しています。このことからも、ライフ買収当初から目標とした3つの再生戦略は、成功をおさめていると言えるでしょう。



当期の経営状況と成長戦略

クレジットカード会員数の増加

2004年3月期のライフは、クレジットカード発行の強化を続けたことで、新たに214万枚(前期比12%増)の新規発行を行いました。中でも提携カードの発行が堅調に推移し、新規提携先である家電大手のエイデンや、ホームセンターのサンワドーに加え、既存の大手提携先である洋服の青山、家電大手のデオデオ、ホームセンター大手のコメリによる新規獲得が、全体で8割以上を占めています。

これにより、2004年3月末のクレジットカード有効会員数は、買収当初の748万人から、3年間で355万人増加の1,103万人となっています。このような急成長により、クレジットカード業界におけるライフの地位も向上しています。現在、クレジットカード有効会員数が1,100万人を超えたことで、信販会社大手のニコス、オリコの2社と肩を並べるまで増加しています。

カード利用の拡大と利益の増加

カード会員数の増加に伴い、年間のカード買上額は、2003年3月期の5,034億円から2004年3月期には5,435億円と8%の増加になりました。さらに、カード全体の月間平均稼働率においても、新ライフスタート時の2000年9月には10.4%でしたが、2004年3月期の下期には11.7%まで上昇しています。このカード会員数の拡大と稼働率の向上は、クレジットカード会社の核となる事業領域において、シェア拡大が成功していることを意味します。利益面においても、買収後3年目となる2004年3月期は、営業債権ベースでの営業収益が1,137億円(前期比9.5%増)、経常利益では120億円(前期比50.1%増)と過去最高益を更新しています。

今期の目標と施策

次に、ライフ経営戦略についてですが、カード業界の勝ち組に入るために、2005年度も「カード発行枚数の大幅増加」と「カード稼働率のアップ」を最重要課題として取り組んでいきます。

具体的な施策としては、既存提携先との関係を強化するとともに、商品別の事業部制を敷くことで、カード営業を中心とした各事業部の深耕を図り、新規提携の獲得を推進していきます。これにより、今期の新規発行枚数は201万枚、カード買上金額では、ショッピングで前期比21%増、キャッシングは前期比15%増を目標としています。



LIFE CARD
Life CARD
VISA

大手4社の会員数の推移
(単位:万人)



1,600
1,200
800
400
0
02
03
04
ニコス
オリコ
ジャックス
ライフ

有効カード会員数の推移
(単位:千人)



10,000
7,500
5,000
2,500
0
02
03
04
単独(プロパーカード)
提携

ライフブランドの確立に向けて
ライフ新型店舗の設立と拡大

ブランドイメージの向上を目的として、ライフのサービスカウンターに、興行チケットや旅行商品の販売窓口を組み合わせ、従来の消費者金融とは全く異なるスタイルの新型店舗を出店しています。

2004年1月に、新型店舗の第1号店「ライフカード新宿店」を東京・新宿にオープンしました。店内のサービスカウンターでは、ライフの一般カードや提携カードの発行など、通常業務を行います。これに加えて、同じ店内に興行チケット販売のぴあ、会員制で格安旅行などの福利厚生サービスを展開するベネフィット・ワンの窓口を設けており、集客の相乗効果を狙っています。その他にも、無人サービスのキャッシング用ATM、無料でインターネットが利用できるブースも設置し、会員以外の方にも立ち寄りやすい店舗となっています。また、今後においても、従来の消費者金融スタイルの出店から、カード会社としての店舗戦略に切り替えを行います。これにより、個品斡旋を中心とした旧来の信販会社の体制でも、無担保ローン中心の消費者金融の体制でもない、クレジットカードを大きな柱とした、個品とキャッシングが付帯する、「カード事業中心の新しい体制」への変革を目指します。

V.I(ビジュアル・アイデンティティ)の変更

ライフのさらなる事業発展を図る上で、クレジットカード会社としての新たなブランドを構築することを目的に、2004年4月より、V.I(ビジュアル・アイデンティティ)の一環として、コーポレートブランドを「ライフカード」とし、新しいブランドシンボルマークを導入しました。新V.Iの象徴であるブランドシンボルマークは、「前向きに既存の枠や常識を超えていく会社でありたい」そんな思いを、枠を突き抜けようとする"LifeCARD"というデザインに込めています。

ライフでは、この新V.Iの早期浸透を進めることを重点として、テレビCMを軸とした広告などの戦略を強化し、ライフカードブランドの認知度向上を目指します。


LIFE CARD
LIFE CARD
LIFE CARD
ぴあ

事業者ローン会社

Businext ビジネクスト

City's

2001年4月より営業を開始した住友信託銀行との合弁会社であるビジネクスト、2002年10月に買収したシティズは、それぞれリスクの異なる顧客層を対象とした事業者ローンを展開しています。



ビジネクスト株式会社

ミドルリスクの事業者ローンマーケット

ミドルリスクの事業者ローン分野は、中小企業を対象として利息制限法内の金利帯で貸出業務を行うマーケットです。このミドルリスク層のマーケットは、約9兆円から10兆円であるとの見方があります。最近では、一部メガバンクなどから中小企業への融資が活発化しておりますが、実態としては、融資先は「中小企業」ではなく「中堅企業」への融資にとどまっています。すなわち、中小企業に対する銀行融資は、依然として厳しい環境が続いており、膨大な資金ニーズが存在しているにもかかわらず、実際に融資を行う金融機関が不足しているため、このミドルリスクの市場は、ほぼ無風状態となっています。

ビジネクストの営業貸付金残高



(単位:百万円)
(単位:千件)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14
12
10
8
6
4
2
0
02
03
04
営業貸付金残高
新規獲得件数

ビジネクストの事業内容と特徴

2001年4月に、住友信託銀行との合弁で設立したビジネクストは、ミドルリスク層の事業主を対象に、利息制限法内(18%以下)の金利帯で事業主に資金を提供しています。これまでの約3年間で、完済した顧客を含めると約3万件の融資実績があり、個人事業主と法人事業主の割合は50対50となっています。商品構成では、アイフルの与信ノウハウを基に、独自のスコアリングシステムを導入することにより、「カードローン」は最短で即日融資可能、運転資金やつなぎ資金としての「ビジネスローン」でも最短3日以内での融資可能というスピードを特徴としています。また、住友信託銀行という有力銀行のブランドネームによる安心感と、アイフルの高い与信能力によるスピード融資で、市場のニーズに応えています。

2005年3月期から黒字転換へ

2003年より営業アプローチを転換したことで、2004年3月期末の営業貸付金残高は、2003年3月期末の153億円から、275億円（前期比79%増）へと、着実に成長しています。新規顧客においても、月間約4,000件ペースの申込から、約1,000件ペースの顧客を獲得し、年間では1万2千件（前期比47.4%増）の新規獲得に成功しています。これにより、2004年1月より単月黒字化に成功し、2004年3 月期は約1 0 億円の経常損失であったのに対し、2005年3月期には約4億円の利益を計画しています。

ビジネクストでは、過去3年間のデータを蓄積、分析することで、効果的な営業ノウハウとスコアリングシステムを構築し、新しいビジネス領域を確立することができました。この3年間の先行は、ビジネクストの大きな差別化要因であり、今後も競合相手が増える前にアドバンテージを可能な限り拡大し、優位性を高めてまいります。

スコアリングシステムの構築

ビジネクストでは、設立から約3年を経て、事業者向けに2種類のスコアリングシステムを構築しています。1つは、2003年10月から導入している個人事業主向けのスコアリングで、これは事業主個人の属性情報を基本としています。もう1つは、法人事業主向けのスコアリングで、事業主の属性データに当該法人の財務データを加味してモデル化したものを2004年4月から導入しました。今後も、さらなるスコアリング精度の向上を目指し、常にデータの分析を行うなど、継続した改善を図っていきます。

株式会社シティズ

ハイリスク層の事業者ローンマーケット

ハイリスク層の中小・個人事業主向けローン分野は、今から約5年前の商工ローン問題から、一時的に残高規模が減少しましたが、銀行の貸し渋り対象であることには変わりなく、資金需要が高いにもかかわらず借入先が限られている状況です。当社では、現在のハイリスク事業者ローン市場の残高が、すでに増加基調に転じていることからも、中小・個人事業主の需要の底堅さを感じており、リスク管理さえできれば事業の拡大が期待できるマーケットと考えています。

当期の業績と今後の成長戦略

2002年10月より、ハイリスク層に対するノウハウの蓄積を持つシティズをグループ化し、事業者ローン分野において、ミドルリスク層のビジネクスト、ハイリスク層のシティズと、幅広い顧客層に対応できる体制となりました。買収初年度の2003年3月期は、必要な引当て処理などを計上したため5 億円の経常損失となりました。2004年3月期においては、貸倒のピークアウトによる貸倒引当金繰入額の減少から、当初計画の経常利益13億円に対して30億円と、一時的に増加しました。2005年3月期においては、そのような特殊要因がなくなることから、経常利益18億円を計画しています。

シティズの主要商品は、事業融資として柱となる「ビジネスローン」で、全体の9割以上を占めています。最近では、関東・関西地域を中心に店舗網の充実を図るとともに、保証人不要の新商品「ニュービジネスローン」も開発し、社会情勢の変化への対応を図っています。シティズはハイリスクの個人事業主を対象としているため、ビジネクストの与信では対象外となる顧客でも受け入れ可能な場合があります。現状として、ビジネクストでは、約7割の申込顧客を断っている状況にあるため、今後ビジネクストとの連携を強化することで、双方の事業機会のロスを低減していく方針です。また、景気回復傾向の中で、中小企業の資金ニーズの高まりが見られることから、今後はエリア拡大も視野に入れた積極的な新規出店を進め、新規獲得顧客の拡大を図っていきます。

シティズの営業貸付金残高



(単位:百万円)
(単位:千件)
32,000
31,000
30,000
29,000
28,000
27,000
26,000
25,000
7
6
5
4
3
2
1
0
02
03
04
営業貸付金残高
新規獲得件数

アイフルグループは、「社会より支持を得る」という経営理念に基づき、社会貢献活動を行っています。アイフル株式会社では、ゴルフ、柔道、駅伝競走などのスポーツイベントを中心に、主催・協賛を行っています。また、株式会社ライフでは、利用代金の一部を寄付する活動を行っています。

アイフル株式会社

アイフルでは、スポーツイベントを中心に主催・協賛活動を行い、地域貢献に努めています。代表的なものとして、「日本ゴルフツアー機構」が掲げる「選手、協議役員、協賛社をはじめ多くの関係者が一体となって、トーナメントのよりいっそうの発展・繁栄を図り、さらにチャリティの実施など、社会貢献活動にも積極的にかかわっていくことで、総合的にゴルフ文化の発展に貢献する」という基本理念に賛同し、アイフルにとっても企業理念の表明の場としてふさわしいとの考えから、ゴルフツアーに協賛しています。また、2003年9月1日から14日まで行われた「2003年世界柔道選手権大会」、9月15日に行われた「世界柔道国別団体トーナメント」にオフィシャルスポンサーとして応援しました。駅伝競走においては、5年間続けて協賛している「第14回淡路島女子駅伝競走大会」に2003年度も協賛し、日本で2つ目のメジャー大会となる「第1回全日本女子選抜駅伝競走」にも特別協賛しています。

株式会社ライフ

ライフでは、利用した代金の一部が各種ボランティア団体に寄付される「社会貢献カード」を発行しています。

現在、ライフが発行している社会貢献カードには、パラリンピックに出場する日本選手団を支援することを目的として、各々の競技会を主催した競技団体に寄付金を配分する「JAPAN PARALYMPIC CARD」、絶滅の危機にさらされている野生の類人猿(Great Apes)の保護・育成活動を目的として、日本グレイトエイプス保護基金に寄付される「SAVE THE GREAT APES ライフMasterCard」、難病と闘っている子供たちの夢をかなえることを目的として、国際的な非営利のボランティア団体である「メイク・ア・ウイッシュ オブ ジャパン」と提携したものがあり、これらの寄付により、各種団体への支援活動を行っています。


AIFUL CUP


アイフル
立命大


JAPAN PARALYMPIC
MasterCard
MAKE-A-WISH
Make-A-Wish of Japan
5452 8501 1234
LIFE
MAKE A WISH

コーポレートガバナンス

アイフルグループでは、経営理念を「社会より支持を得る」としており、その実現のために、適切な企業統治（コーポレートガバナンス）を行い、社内体制の整備・施策を進めています。

経営上の迅速な意思決定

取締役会を毎週開催し、対処すべき経営課題、ビジネスチャンスとそれに対する経営戦略について、十分に議論・検証を行ったうえで、迅速な経営判断を行っています。

経営監視機能の整備

当社は経営監視機能に監査役制度を採用し、監査役4名（うち社外監査役3名）の体制としています。毎週の取締役会への出席による経営監視、コンプライアンス委員会への出席および内部監査部門である検査部との綿密な連携による予防的監査体制の整備に努めています。また、グループ会社への監査に関しても、監査役ならびに各グループ会社の監査役が法人管理課および検査部と連携して監査する体制を整えています。

コンプライアンス体制の充実

コンプライアンスについては、専任部署として検査部および法務部を設け、法令遵守に努めてきましたが、2002年4月から取締役会の諮問機関としてコンプライアンス委員会を設置、毎月開催される委員会においてリスク情報の収集、予防措置の実施および委員会の方針に基づく社員教育などを行い、全社的なコンプライアンス体制の充実に取り組んでいます。また、「アイフルグループ倫理要綱」を作成、全従業員に配布のうえ、違反行為などを相談するヘルプラインとしてホットラインを設けていましたが、2003年6月には、新たにコンプライアンスホットラインを設けるとともに、社内通報制度を規定化し、法令・社内規定違反防止体制を整備しています。さらに、法務部内にお客様サービスセンターを設け、お客様からの相談・苦情に迅速に対応し、営業部門への指導・教育をはじめ、CS（顧客満足度）の向上と法令遵守体制の強化を図っています。

ディスクロージャーの充実

社外への情報開示のみでなく、株主や投資家の皆さまからの経営に対する意見・要望なども定期的に取締役会、部門長にフィードバックし、コーポレートガバナンスの充実に努めています。透明度の高い経営を目指す当社では、ディスクロージャーの専任部署である広報部、IR室を設け、情報の開示、マスコミ・アナリストへの取材対応・説明会を適時・適切に行い、わかりやすいディスクロージャーに努めています。

リスク管理体制の整備の状況

経営企画本部内のリスク管理委員会を中心に、社内の潜在的および顕在化したリスクを収集し、社内IR室、広報部および法務部などの関連部署と連携して危機管理を行う体制を整えています。また、個人情報漏洩対策として、個人情報漏洩プロジェクトを発足させ、情報漏洩を未然に防止するための全社的な体制を整えています。

役員紹介

アイフル株式会社 (2004年6月25日現在)

代表取締役社長	福田 吉孝
代表取締役専務	川北 太一
専務取締役	堀場 勝英
	小林 貞敏
常務取締役	羽島 伸太郎
取締役	福田 安孝
	西村 吉正
	今田 弘治
	河本 巍
	宗竹 政美
	栁橋 康男
	佐藤 正之
	阿部 浩
	尾石 和光
	酒井 恒雄
	二宮 哲男
	若松 一義
常勤監査役	日高 正信
	戎崎 喜孝
	堀田 保夫
監査役	東 義信

株式会社ライフ

代表取締役会長	福田 吉孝
代表取締役社長	森清 圀生
専務取締役	佐藤 正之
	橋本 玄
常務取締役	尾石 和光
	中田 晶一郎
取締役	後藤 哲也
	堀場 勝英
	阿部 浩
	山西 敏樹
常勤監査役	堀岡 忠重
監査役	戎崎 喜孝
	木本 慶二

Management's Discussion and Analysis

経営陣による財務報告

目次

6年間の要約財務データ

アイフル株式会社および連結子会社 3月31日に終了した事業年度	1999	2000	2001
会計年度:			
営業収益	204,957	238,532	280,656
営業費用	133,059	151,095	176,323
金融費用	22,446	25,590	28,934
貸倒関連費用	32,974	38,918	51,707
営業利益	71,897	87,437	104,333
経常利益	68,843	85,009	103,533
税引前利益	64,759	84,710	92,573
当期純利益	28,448	44,104	48,252
会計年度末:			
営業貸付金残高	837,981	1,001,080	1,261,041
不良債権額	—	57,667	79,913
破綻先債権	—	16,299	13,071
延滞債権	—	15,797	25,644
3ヵ月以上延滞債権	—	5,250	7,196
貸出条件緩和債権	—	20,320	34,002
総資産	996,523	1,182,468	1,865,537
貸倒引当金	48,009	56,720	98,395
負債	792,774	929,565	1,557,838
有利子負債合計	763,174	892,168	1,239,265
少数株主持分	—	—	1,149
株主資本	203,748	252,902	306,549
1株当たりデータ(円):			
当期純利益(EPS)	610.63	786.13	569.32
株主資本(BPS)	4,358.03	4,507.83	3,611.74
年間配当金	60.00	60.00	50.00
指標(%):			
株主資本比率	20.4	21.4	16.4
株主資本利益率(ROE)	16.3	19.3	15.7
総資産利益率(ROA)	3.0	4.0	2.6
その他データ:			
発行済株式数(株)	46,752,500	56,103,000	84,876,000
従業員数(人)	3,141	3,263	5,750

(注)当社は、2001年から連結財務諸表を作成しておりますので、それ以前の数値に関しましては単体の数値となります。

(単位：百万円)

2002	2003	2004
397,162	449,458	**473,477**
285,832	333,462	**360,911**
34,615	38,479	**38,164**
89,945	134,125	**157,339**
111,329	115,995	**112,566**
105,067	111,797	**112,446**
61,848	107,453	**103,814**
35,063	59,910	**62,548**
1,482,796	1,670,781	**1,786,940**
94,854	120,398	**149,825**
16,457	20,830	**28,636**
28,722	39,896	**52,452**
11,945	16,502	**17,819**
37,729	43,168	**50,916**
2,029,633	2,282,113	**2,332,761**
109,338	132,130	**145,757**
1,604,779	1,792,092	**1,780,575**
1,344,272	1,504,968	**1,513,811**
3,510	4,028	**4,681**
421,343	485,991	**547,503**
390.00	637.59	**660.98**
4,523.01	5,143.45	**5,794.58**
50.00	60.00	**60.00**
20.7	21.3	**23.5**
9.6	13.2	**12.1**
1.8	2.8	**2.7**
93,376,000	94,690,000	**94,690,000**
5,810	6,123	**5,969**

(注)

1. 1999年5月20日付で、1999年3月31日現在の株主に対して、商法第218条の規定に基づき、額面普通株式1株を1.2株に分割いたしました。これにより発行済株式数が9,350,500株増加しております。なお、2000年3月期の1株当たり当期純利益は、期首に株式分割がおこなわれたものとして算出しております。
2. 2000年5月22日付で、2000年3月31日現在の株主に対して、商法第218条の規定に基づき、額面普通株式1株を1.5株に分割いたしました。これにより発行済株式数が28,051,500株増加しております。なお、2001年3月期の1株当たり当期純利益は、期首に株式分割がおこなわれたものとして算出しております。
3. 株式会社信和との間で締結した株式交換契約により、2000年6月1日付で721,500株の新株を発行いたしました。
4. 2001年8月25日付で、国内有償一般募集により3,500,000株および欧米を中心とする海外における募集により5,000,000株の新株式を発行いたしました。
5. 2002年10月の事業者ローン会社シティズの買収に伴い、株式会社シティグリーンとの間で締結した株式交換契約により、2002年10月1日付で1,314,000株の新株を発行いたしました。
6. 2003年より1株当たり株主資本、1株当たり当期純利益および潜在株式調整後1株当たり当期純利益の算定については、「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)および「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。

経営陣による財務報告

連結経営成績

2004年3月期末のアイフル株式会社及び連結子会社9社の営業貸付金残高は、アイフル株式会社の営業貸付金残高の順調な残高成長、並びに株式会社ライフのカードキャッシング、ライフキャッシュプラザの高成長、及びビジネクスト株式会社の好調な新規獲得による残高成長により、2003年3月期末に比べ73,953百万円(4.0%)増加の1,907,655百万円、その内無担保ローンは34,449百万円(2.4%)増加の1,477,430百万円、不動産担保ローンは20,746百万円(6.4%)増加の346,183百万円、事業者ローンは18,757百万円(28.7%)増加の84,041百万円となりました。また、クレジットカード事業や個品事業などの割賦売掛金残高は11,679百万円(5.0%)増加の247,551百万円、信用保証割賦売掛金残高は4,865百万円(3.8%)増加の133,610百万円、その他営業債権は2,533百万円(19.9%)減少の10,205百万円となりました。なお、上記金額には債権流動化による簿外債権213,981百万円(営業貸付金120,715百万円、割賦売掛金93,266百万円)が含まれております。

営業債権残高
(単位:百万円)


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
00
01
02
03
04

営業収益/営業費用
(単位:百万円)


500,000
400,000
300,000
200,000
100,000
0
00
01
02
03
04
□□ 営業収益
□□ 営業費用

営業収益および費用

2004年3月期の営業収益は、2003年3月期に比べ24,019百万円(5.3%)増加の473,477百万円となりました。その内、営業貸付金利息が429,512百万円で90.7%を占め、クレジットカードショッピングおよび個品割賦からの割賦売掛金収益は5.0%の23,648百万円、保証収益は1.2%の5,562百万円、その他の収益は3.1%の14,754百万円となっています。

営業収益の増加要因としては、アイフル単体の営業貸付金利息が11,378百万円(3.6%)増加の326,978百万円、株式会社ライフの営業収益が9,183百万円(9.0%)増加の111,575百万円、その内営業貸付金利息が8,162百万円(11.9%)増加の76,885百万円、割賦売掛金収益が659百万円(2.9%)増加の23,592百万円となりました。また、ビジネクスト株式会社の営業貸付金利息が1,254百万円(71.7%)増加の3,002百万円、2002年10月に買収した株式会社シティズが、2004年3月期より1年度分の営業貸付金利息7,307百万円を計上しております。

一方、営業費用は、27,449百万円(8.2%)増加の360,911百万円となりました。

貸倒費用は23,213百万円(17.3%)増加の157,339百万円となりました。貸倒費用の増加要因は、失業率や自己破産が高位で推移したことによる増加と、2003年3月期まで営業外費用として計上していた個別引当(不動産担保ローン、民事再生債権)の貸倒引当金繰入額18,177百万円を営業費用に計上したことによるものです。

これらの結果、2004年3月期の営業利益は3,429百万円(3.0%)減少の112,566百万円となりました。

営業外費用につきましては、前述の通り、個別引当の貸倒引当金繰入額を営業費用へ計上したことにより、4,341百万円(78.9%)減少の1,160百万円となっております。経常利益では、649百万円(0.6%)増加の112,446百万円となりました。同業他社が軒並み「二桁減益」の中、唯一、増収増益を確保しております。

特別利益につきましては、株式会社ライフにおきまして、厚生年金基金の代行返上に係る代行返上益を4,025百万円計上しております。

特別損失につきましては、株式会社ライフにおける低収益事業からの撤退戦略のもと、オートローン事業完全撤退に伴う延滞債権残高の一括前倒し償却による、オートローン事業撤退損4,106百万円を計上しております。また株式会社ライフ買収における連結調整勘定の一時償却を行ったため、連結調整勘定償却額5,614百万円を計上しております。

これらの結果、連結税引前利益は3,638百万円(3.4%)減少の103,814百万円となりました。

法人税等は6,410百万円(13.5%)減少の41,016百万円となりました。実効税率は前年の44.1%に比べ39.5%と低下しております。実効税率の低下は、評価性引当額の増減額(△9.7%)、情報通信機器等の税額控除(△1.8%)によります。少数株主利益につきましては、133百万円(115.5%)増加の250百万円となりました。これは株式会社ライフが税引前利益を拡大したことによるものです。

これらの結果、当期純利益は2,637百万円(4.4%)増加の62,548百万円となりました。株主資本の増加に伴い、ROAは2003年3月期の2.8%に対し2.7%、ROEは13.2%に対し12.1%と、若干低下しました。

1株当たり当期純利益は、2003年3月期の637.59円に対し、23.39円(3.7%)増加の660.98円へと拡大しました。

商品別の状況について

(詳細につきましては、個別経営成績をご参照下さい)

無担保ローン

連結での無担保ローンは、アイフル単体における無担保ローン、ライフにおけるキャッシュプラザとクレジットカードキャッシング、ハッピークレジット、信和、山陽信販の無担保ローンで構成されています。(ハッピークレジット、信和、山陽信販は2004年4月1日より合併し、トライト株式会社として2004年4月5日から営業を開始しています。)

営業債権残高は、アイフル単体における1口座当たり残高が増加したことと株式会社ライフのキャッシュプラザにおける口座数の増加により、34,450百万円(2.4%)増加の1,477,430百万円、利回りにおいては、0.54ポイント減少の24.66%となりました。なお、営業貸付金利息は9,255百万円(2.7%)増加の358,142百万円となりました。

不動産担保ローン

連結での不動産担保ローンは、アイフル単体の不動産担保ローンを中心に構成されており、ライフ、ビジネクスト、シティズにおいても、アイフル単体とは異なる顧客層の獲得を期待し、テスト的に販売を開始しています。

営業債権残高は、アイフル単体の顧客層拡大によって口座数が増加したことにより、20,746百万円(6.4%)増加の346,183百万円、利回りにおいては、0.62ポイント上昇の16.38%となりました。なお、営業貸付金利息は7,372百万円(15.5%)増加の55,022百万円となりました。

当期純利益/ROE
(単位:百万円/%)


80,000
60,000
40,000
20,000
0
20
15
10
5
0
00
01
02
03
04
当期純利益
ROE

1株当たり当期純利益
(単位:円)


800
600
400
200
0
00
01
02
03
04

事業者ローン

連結での事業者ローンは、アイフル単体、ビジネクスト、シティズの事業者ローンで構成されています。

営業債権残高は、ビジネクストの大幅な残高増加と、アイフル単体およびシティズの口座数が順調に拡大したことにより、18,757百万円(28.7%)増加の84,041百万円、利回りにおいては、0.17ポイント減少の21.90%となりました。なお、営業貸付金利息は6,403百万円(64.4%)増加の16,348百万円となりました。

クレジットカード(ショッピング)

連結でのクレジットカード(ショッピング)は、主にライフのクレジットカード事業で構成されています。

営業債権残高は、ライフの提携カードと人気映画のタイアップカードの発行などにより、クレジットカード会員数が順調に増加したことで、7,410百万円(11.6%)増加の71,527百万円、利回りにおいては、0.25ポイント減少の12.39%となりました。なお、営業収益は263百万円(3.3%)増加の8,140百万円となりました。

個品割賦事業(個品)

連結での個品割賦事業(個品)は、主にライフの個品割賦事業で構成されています。個品マーケットは縮小傾向ですが、ライフの市場シェアが低いことから、当社グループにとっては成長余地が残されていると考え、積極的に展開しています。

営業債権残高は、ライフの加盟店先の拡大によって順調に口座数が増加し、1,326百万円(0.7%)増加の185,650百万円、利回りにおいては、0.33ポイント減少の8.68%となりました。なお、営業収益は330百万円(2.2%)増加の15,508百万円となりました。

信用保証

連結での信用保証は、アイフル単体でのその他事業とライフの信用保証事業で構成されています。

営業債権残高は、4,865百万円(3.8%)増加の133,610百万円となりました。なお、営業収益では、ライフの住宅ローンや低収益の銀行保証の撤退と、個人ローン保証をメインとした新型銀行保証の提携を増加したことで、信用保証債権の高収益化が着実に進行し、1,430百万円(34.6%)増加の5,562百万円となりました。

営業債権残高 (単位:百万円)

	2003	2004	増減率
無担保ローン	1,442,980	1,477,430	2.4%
不動産担保ローン	325,436	346,183	6.4%
事業者ローン	65,284	84,041	28.7%
クレジットカード(ショッピング)	64,117	71,527	11.6%
個品割賦事業(個品)	184,324	185,650	0.7%
信用保証売掛金	128,744	133,610	3.8%

営業収益 (単位:百万円)

	2003	2004	増減率
無担保ローン	348,887	358,142	2.7%
不動産担保ローン	47,650	55,022	15.5%
事業者ローン	9,945	16,348	64.4%
クレジットカード(ショッピング)	7,877	8,140	3.3%
個品割賦事業(個品)	15,178	15,508	2.2%
信用保証売掛金	4,132	5,562	34.6%

ネットマージンについて

次ページ図ネットマージン表は、収益となる利回りから、調達コスト、貸倒コスト(含む引当金)、その他経費の項目について、営業債権残高ベースで比率にして算出したものです。2004年3月期のネットマージンは、1.2ポイント低下の4.4%となりました。これは、クレジット事業

等の多角化経営による利回りの低下と、全国自己破産申請件数の増加等による貸倒コスト上昇が要因となっています。

(単位:%)	2002	2003	2004
利回り	23.6	23.4	23.0
調達コスト	2.0	1.8	1.7
貸倒コスト(含む引当金)	5.5	7.3	8.2
その他経費	9.7	8.7	8.7
ネットマージン	6.4	5.6	4.4

バランスシート

2004年3月期末の連結総資産は前期末に比べ50,648百万円(2.2%)増加の2,332,761百万円となりました。

うち流動資産は66,600百万円(3.2%)増加の2,164,068百万円となりました。この増加要因は営業貸付金の増加が大きく、116,158百万円(7.0%)増加の1,786,940百万円となったことによります。そのうちアイフル株式会社の営業貸付金が1,451,638百万円(前期比2.7%増)となったことに加え、株式会社ライフの営業貸付金が218,422百万円(前期比47.8%増)、ビジネクスト株式会社が27,591百万円(前期比79.2%増)と、それぞれ増加しました。

割賦売掛金は、株式会社ライフの総合あっせん事業(クレジットカードショッピング)及び個品あっせん事業の順調な成長により、6,427百万円(4.3%)増加の154,285百万円となりました。また、信用保証割賦売掛金は、銀行保証事業に積極的な営業を推進した結果、4,865百万円(3.8%)増加の133,610百万円となりました。(ライフの営業債権のうち、営業貸付金120,715百万円、割賦売掛金93,266百万円は、流動化によりオフバランスとなっております。)

固定資産は15,917百万円(8.6%)減少の168,193百万円となりました。有形固定資産が3,466百万円(8.3%)増加の45,479百万円となったものの、無形固定資産が36,131百万円(7.9%減)となったことに加え、投資その他の資産が86,582百万円(15.8%減)となったことにより、全体では減少しました。無形固定資産の減少は連結調整勘定が14,370百万円(34.8%減)となったこと、投資その他の資産の減少は長期貸付金が8,491百万円(58.4%減)、繰延ヘッジ損失が18,974百万円(43.7%減)と大きく減少したことによります。

2004年3月期末の連結負債合計は、11,517百万円(0.6%)減少の1,780,575百万円となりました。アイフル株式会社、及び株式会社ライフの営業貸付金、割賦売掛金残高の順調な増加に対応する資金調達で、借入金、CP、社債を含めた資金調達残高の合計額が1,513,811百万円(0.6%増)となりました。

2004年3月期末の連結株主資本は、61,512百万円(12.7%)増加の547,503百万円となりました。その他有価証券評価差額金が株式市場の活況を背景に4,740百万円増加の4,417百万円となったことによります。なお、連結株主資本比率は2003年3月期の21.3%に比べ2.2ポイント改善の23.5%となっております。

総資産/ROA
(単位:百万円/%)


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
5
4
3
2
1
0
00
01
02
03
04
総資産
ROA

株主資本/株主資本比率
(単位:百万円/%)


600,000
450,000
300,000
150,000
0
24
18
12
6
0
00
01
02
03
04
株主資本
株主資本比率

投資有価証券について

2004年3月期末の投資有価証券は、5,731百万円(50.8%)増加の17,016百万円となりました。このうち、時価評価されている株式が14,095百万円、評価益は7,191百万円となりました。取得原価ベースでは338百万円(4.7%)減少の6,903百万円となっています。

退職給付引当金

2004年3月期において当社および一部連結子会社が、厚生年金基金の代行返上を実施しました。アイフル単体では、原則法の採用により営業費用の戻しにて処理を行い、ライフでは経過措置の採用により、特別利益に代行返上益を計上しました。また、退職給付引当金は5,219百万円(68.3%)減少の2,417百万円となりました。なお、今後の当社の年金制度は、確定拠出型年金制度を採用する方向で進めています。

連結調整勘定

2004年3月期末の連結調整勘定は、7,676百万円(34.8%)減少の14,370百万円となりました。まず、当社の買収した子会社の暖簾代は、10年間の均等償却を採用し、連結調整勘定の償却を行っています。これは、その他の営業費用の中に連結調整勘定償却として計上するもので、当期の均等償却額は、ライフ1,371百万円、信和434百万円、シティズ249百万円、合計では2,061百万円となりました。

さらに、株式会社ライフにおいては、買収時に税務上の繰越欠損金を引き継いでおり、この税効果による繰延税金資産の増加を、暖簾代の一時償却として特別損失(連結PL)に計上し、ライフ暖簾代の前倒償却を行っています。当期における一時償却の額は5,614百万円となっています。なお、今後の連結調整勘定の償却は下記の通り計画しています。

連結調整勘定の償却状況 (単位:百万円)

(買収時期) 数字=買収時の連調額(暖簾代)	各期中増減額 各期末連調残高	2001	2002	2003	2004	(計画) 2005	(計画) 2006	(計画) 2007
信和(2000/6)	通常償却(P/L)	434	434	434	434	434	434	434
4,347百万円	期末残高(B/S)	3,912	3,478	3,043	2,608	2,173	1,739	1,304
ライフ(2001/3)	株式売却分(B/S)	—	1,285	—	—	—	—	—
32,861百万円	通常償却(P/L)	—	2,737	2,073	1,371	1,371	1,371	1,371
	一時償却(P/L)	—	9,130	1,048	5,614	—	—	—
	上記計(P/L)	—	13,154	3,121	6,985	1,371	1,371	1,371
	期末残高(B/S)	32,861	19,706	16,585	9,599	8,288	6,857	5,485
シティズ(2002/10)	通常償却(P/L)	—	—	124	249	249	249	249
2,493百万円	期末残高(B/S)	—	—	2,368	2,119	1,870	1,620	1,371
合計	償却(減少)額合計(P/L)	434	13,595	3,686	7,675	2,061	2,061	2,061
	期末残高合計(B/S)	36,834	23,239	22,046	14,370	12,308	10,247	8,185

流動性と資金の源泉

資金調達の方針

当社グループは、資金調達の多様化、調達先の分散化により、安定した資金確保と、調達コストの低減を図っております。また、その時々の金融環境に合わせながら、機動的に調達構成のバランスを見直し、金利変動リスクや流動性リスク等市場リスクを把握し、金融環境の変化に対応しています。

金利変動リスクのリスクヘッジについて

金利変動リスクを最小化するため、金利キャップ、金利スワップを含め、当社単独での調達残高の約80%を固定金利化するという方針を打ち立てております。2004年3月期末時点での固定金利借入比率は全調達金額の55%ですが、金利キャップ及びスワップ取引による金利上昇に対するヘッジを含めると実質では87.3%を固定金利化しており、金利変動等の影響の軽減を図っております。

流動性の確保

アイフル単体では、流動性の確保のため、短期調達(一年以内返済予定長期借入金を含む)の50%以上に相当する額を、現預金及びコミットメントラインで補完するという方針を立てており、2004年3月期末時点において、当社単体で、コミットメントライン枠を2,000億円設定しております。加えて、ライフも700億円のコミットメントラインを設けたことにより、連結では2,700億円となりました。また、間接調達及び直接調達においては、借入期間の長期化と返済期間の分散化を図っております。

資金調達状況とその多様化について

調達面では、政府の低金利政策により引き続き良好に推移しております。当社単独では、安全性、リファイナンスの観点から、間接調達比率60%、直接調達比率40%を目標として調達を行っており、2004年3月期末における直接調達比率は、単体で40.8%、連結で43.8%となっております。調達手段として、金融機関からの相対での借入、シンジケートローン、社債、CP、資産流動化等と資金調達方法の多様化を図っております。

キャッシュフローについて

2004年3月期における営業活動によるキャッシュフローは、税金等調整前当期純利益が103,814百万円となったものの、営業貸付金等の営業債権の増加及び法人税等の支払いにより、前期の90,062百万円の支出から42,734百万円の資金支出となりました。投資活動によるキャッシュフローは、前期の57,172百万円の資金支出から6,370百万円の資金流入となりました。財務活動によるキャッシュフローは、借入金の返済が増加したことにより、前期の131,652百万円の資金流入から3,097百万円の資金流入となっております。

この結果、2004年3月期末における現金及び現金同等物の期末残高は、前期比33,314百万円減少し、98,329百万円となっております。

長期・短期別調達金額
(単位:百万円)


2,000,000
1,500,000
1,000,000
500,000
0
00
01
02
03
04
長期調達
短期調達

平均調達金利
(単位:%)


4
3
2
1
0
00
01
02
03
04

ROA・ROEと株主資本

2004年3月期末におけるアイフル単体の株主資本比率は28.0%で、財務レバレッジ(総資産/株主資本)は約4倍です。アイフルのROAは2.8%ですから、ROEは10.7%になります。ちなみに業界他社では、株主資本比率は約35%で財務レバレッジは約3倍です。同じ消費者金融ビジネスなので、ROAではほとんど変わりませんが、財務レバレッジはアイフルが最も高いため、ROEではアイフルが業界大手で最も高く、資本効率が優れているといえます。

一方、ライフは株主資本比率が13.8%で、財務レバレッジは約8倍です。ROAは2.1%ですから、ROEは16.4%になります。

これらをあわせた連結ベースの株主資本比率は23.5%で、財務レバレッジは約4.5倍となります。ROAは2.7%、ROEは12.1%となります。

アイフル単体だけであれば、利益率は高いですが、消費者金融ビジネスは、ブランドイメージの低さから、格付会社から高い株主資本比率を要求されます。逆に、クレジットカード会社は、そのような問題がないため、高い株主資本比率を要求されません。従って、連結での資本効率を高め、ROEを高めることが当社グループの基本的な資本政策、財務戦略の考え方です。

リテール金融において、消費者金融無担保ローンほど利益率の高いビジネスは存在しませんが、このマーケットは永遠に成長するわけではありません。アイフルでは、ライフによりクレジットカード事業を拡大することで、営業資産の拡大と、資本効率の向上を両立させてまいります。

ROE(連結/単体)

(単位:%)


20
15
10
5
0
00 01 02 03 04
連結ROE
単体ROE

資本効率の大手4社比較

2004年3月期	アイフル	武富士	アコム	プロミス
ROA(単体)	2.8%	3.8%	3.2%	2.9%
ROE(単体)	10.7%	8.6%	9.8%	8.1%
ROA(連結)	2.7%	3.9%	3.4%	2.3%
ROE(連結)	12.1%	8.7%	10.5%	6.6%
レバレッジ(連結)	×4.5	×2.2	×3.1	×2.9
レバレッジ(単体)	×3.8	×2.3	×3.1	×2.8
株主資本比率(連結)	23.5%	47.0%	33.6%	37.0%
株主資本(連結) (単位:億円)	5,475	8,930	6,971	6,366
総資産(連結) (単位:億円)	23,327	18,991	20,753	17,187

配当政策

アイフル株式会社の配当政策の基本方針といたしましては、当社業績をはじめ、経済・金融情勢を総合的に勘案の上、積極的かつ継続的な利益還元を図ることとしております。

2004年3月期の普通株式期末配当金については、2004年6月25日に開催された定時株主総会におきまして、1株30円と決議されました。中間配当として既に30円支払済みでしたので、年間配当金は1株につき60円となりました。この結果、配当性向は10.7%、株主資本当期純利益率は10.7%、株主資本配当率は1.1%となりました。2004年3月31日時点での配当利回りは、0.6%となりました。

なお、内部留保金につきましては、営業貸付金に充てるほか、グループ全体の収益基盤の拡大に資するM&Aなどの成長戦略投資に充て、業績の向上、経営効率の改善に努め、株主の皆様のご期待に応えてまいります。

個別経営成績

<アイフル株式会社>

2004年3月期におけるローン事業につきましては、より幅広いニーズにお応えするため、無担保ローンを中心に、不動産担保ローン、事業者ローンといった商品多様化戦略を推進し、着実な残高成長を実現しております。

また、顧客獲得チャネルの多様化では、他業態との業務提携、インターネットキャッシングなど、顧客の利便性向上に努めております。これらの施策の結果、アイフル単体での営業貸付金残高は、1,451,638百万円(前期比2.7%増)となりました。口座数は、与信引き締めによる新規獲得件数の減少により2,246千件(前期比1.7%減)となりました。

アイフル株式会社の2004年3月期の営業収益は、10,305百万円(3.2%)増加の334,977百万円となりました。これは、営業貸付金の伸長により営業貸付金利息収入が11,378百万円(3.6%)増加の326,978百万円、金融機関との保証業務収入が1,139百万円(191.0%)増加の1,736百万円と業績が好調に推移したことによります。

無担保ローン残高は12,906百万円(1.2%)増加の1,081,057百万円となり、それに伴う営業貸付金利息が2,697百万円(1.0%)増加の265,959百万円となりました。不動産担保ローン残高は19,796百万円(6.1%)増加の342,637百万円となり、それに伴う貸付金利息が7,179百万円(15.1%)増加の54,663百万円となりました。事業者ローンの残高は5,594百万円(25.0%)増加の27,943百万円で、貸付金利息は1,501百万円(30.9%)増加の6,355百万円となりました。

営業費用は22,011百万円(10.1%)増加の239,739百万円となりました。主な増加の要因は、年度前半の自己破産の増加並びにそれに伴う貸倒引当金の積み増しによる貸倒関連費用が22,852百万円(26.5%)増加の109,223百万円になったことによるものです。

営業外損益は、株式会社ライフを含む子会社への貸付金利息収入は、3,839百万円(前期比12.0%減)となっております。なお、2003年3月期に営業外費用として計上しておりました、民事再生債権並びに不動産担保ローンの長期延滞債権の引当金繰入額は2004年3月期より営業費用に計上しており、これも前述の貸倒関連費用の増加要因です。

これらの結果、税引前当期純利益は8.1%減少の97,961百万円、法人税等は税効果会計適用による調整分を合わせ6,365百万円(12.4%)減少の44,874百万円となりました。以上のような結果、当期純利益は2,231百万円(4.0%)減少の53,086百万円となり、1株当たり当期純利益は、2003年3月期の588.63円に対し、27.81円(4.7%)減少の560.82円となりました。

これにより、ROAは、2003年3月期の3.0%に対し、2.8%、ROEは12.4%に対し10.7%となりました。

営業収益/営業費用(アイフル)
(単位:百万円)



400,000
300,000
200,000
100,000
0
00 01 02 03 04
営業収益
営業費用

当期純利益/ROE(アイフル)
(単位:百万円/%)



60,000
45,000
30,000
15,000
0
20
15
10
5
0
00 01 02 03 04
当期純利益
ROE

1株当たり当期純利益(アイフル)
(単位:円)



800
600
400
200
0
00 01 02 03 04

商品別の状況

無担保ローン

2004年3月期の無担保ローンの新規獲得は、所得・雇用環境の悪化や景気の先行き不安、貸倒費用増加を受けた当社側の与信基準引き締め、ヤミ金等の新聞記事などにより新規申込件数で45千件(7.6%)減少の555千件、獲得数は、49千件(12.3%)減少の355千件となりました。年間の成約率(新規獲得件数÷新規申込件数)では、3.4ポイント低下の64.1%となりましたが、引き続きチワワを使ったCMは、全国CMランキングの上位にランクインする等、非常に高い評価を受け、業界内での申込件数はトップを維持する事が出来ました。

また、優良顧客の囲い込みによる他社との金利競合と、高額商品の占有率の上昇から、利回りは24.8%(前期比40bp低下)、1口座当たり単価は17千円(3.5%)増加の507千円となりました。

以上の結果、営業貸付金残高12,906百万円(1.2%)増加の1,081,057百万円、期末口座数は49千件(2.3%)減少の2,131千件となりました。

営業貸付金残高(アイフル)
(単位:百万円)



1,500,000
1,200,000
900,000
600,000
300,000
0
00
01
02
03
04

口座数(アイフル)
(単位:口座)



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
00
01
02
03
04

不動産担保ローン

当社の不動産担保ローンの新規顧客は、主に無担保ローンの既存顧客の取り纏め商品です。したがいまして、無担保ローンの申込・獲得ベースが前期比マイナスした事が大きく影響し、不動産担保ローンの申込件数は33千件、新規顧客獲得件数は3千件(12.1%)減少の24千件となりました。なお、貸倒面では、無担保ローンの償却率が8.0%(前期比126bpアップ)に対して、不動産担保ローンが2.8%(前期比85bpアップ)に留まりました。これは、新規顧客において抵当順位の1位が約60%、掛け目についても8割強が70%以下と安全性を重視した融資を行っているためです。外資系等を含め、新規参入をした他社と比較しても、不動産担保ローンを販売する為の社員教育ノウハウ、長期に培った物件評価のノウハウ、決済能力のある本社審査部のインフラ等、大きく他社に先行しております。

以上の結果、営業貸付金残高は19,796百万円(6.1%)増加の342,637百万円、期末口座は6千件(7.9%)増加の93千件となり、他社との差別化、単体においての安定成長の源泉となっております。利回りにおいては、0.6ポイント上昇の16.4%となりました。

事業者ローン

事業者ローンは、無担保ローン、不動産担保ローンに続く当社の第3の基幹商品です。主に個人事業主へ無担保、有保証人にて融資を行う商品であり、1口座当たりの単価でも131万円と低く設定しております。この事業者ローンの特徴としては、通常の給与取得者を対象とした無担保ローンでは、自営業者に対しての与信が比較的厳しい事から、優良な自営業者を対象として、保証人による信用補完で融資を可能にした商品です。2004年3月期の事業者ローンの新規申込件数は0.3千件(2.3%)増加

の16千件、獲得件数は0.7千件(10.2%)増加の8千件となりました。2004年3月期末の貸付金残高は、5,594百万円(25.0%)増加の27,943百万円、口座数は3千件(21.8%)増加の21千件となりました。利回りにおいては、0.5ポイント上昇の25.3%となりました。

その他事業

銀行保証提携は、各銀行が貸付の受付窓口となり、当社が個人及び事業主に対しての与信、また融資後の債権管理を代行する事で、銀行からフィー収入を得るビジネスです。2004年3月期末で、合計38金融機関と提携し、保証残高は27,317百万円となりました。その内個人保証の提携金融機関は合計32行、残高は25,958百万円となりました。

また、前期より本格的に開始した事業者保証の提携金融機関は合計7行、残高は1,358百万円となりました。

バランスシート

2004年3月期末の総資産は36,136百万円(1.9%)減少の1,870,075百万円、そのうち流動資産は13,156百万円(0.9%)減少の1,500,700百万円となりました。固定資産は22,898百万円(5.8%)減少の368,921百万円となりました。

流動資産の減少は主に、現金及び預金が24,059百万円(28.5%)減少の60,425百万円、短期貸付金が10,004百万円(33.1%)減少の20,178百万円となったことによります。また、投資その他の資産の減少は、長期貸付金が15,600百万円(93.3%)減少の1,120百万円、繰延ヘッジ損失が14,700百万円(43.7%)減少の18,974百万円となったことによります。

流動負債は60,448百万円(11.4%)減少の468,806百万円、固定負債は27,757百万円(3.1%)減少の878,365百万円となりました。長短借入金が61,596百万円(4.6%)減少の1,283,728百万円となったことが主な要因です。

株主資本合計は52,070百万円(11.1%)増加の522,904百万円となりました。株主資本比率は2003年3月期末の24.7%に比較して3.3ポイント上昇し、28.0%となりました。

不良債権の状況

資産に対する不良債権は、21,976百万円(22.9%)増加の117,884百万円となりました。

(単位:百万円)	2002	2003	2004
破綻先債権	16,456	20,339	26,107
延滞債権	23,333	31,834	42,141
3ヵ月以上延滞債権	8,931	11,217	12,375
貸出条件緩和債権	29,305	32,517	37,260
4分類開示債権合計	78,027	95,908	117,884

総資産/ROA(アイフル)
(単位:百万円/%)


2,000,000
1,600,000
1,200,000
800,000
400,000
0
5
4
3
2
1
0
00 01 02 03 04
総資産
ROA

株主資本/株主資本比率(アイフル)
(単位:百万円/%)


600,000
480,000
360,000
240,000
120,000
0
30
24
18
12
6
0
00 01 02 03 04
株主資本
株主資本比率

営業貸付金に対する貸倒償却額は、16,400百万円(22.0%)増加の90,998百万円、貸倒関連費用は、22,852百万円(26.5%)増加の109,223百万円となり、2004年3月期末貸倒引当金は、81,693百万円となりました。

(単位:百万円)	2002	2003	2004
期初貸倒引当金残高	45,115	58,689	70,479
貸倒償却(発生)額	51,649	74,598	90,998
貸倒損失	6,611	15,892	9,352
貸倒引当金繰入額	58,689	70,479	99,871
貸倒関連費用	65,300	86,371	109,223

期首の引当金残高を上回って償却した費用を、損益計算書上、貸倒損失と認識します。一方、損益計算書に計上される貸倒引当金繰入額は、次期の貸倒に備えるもので、貸倒損失と貸倒引当金繰入額の合計が、2004年3月期の貸倒関連費用として業績に影響を与えます。

償却スケジュールは、3分類であり、破産については即時償却、連絡不能・死亡については6ヵ月後に償却、不履行等については12ヵ月後に償却を行っています。無担保ローンの償却要因といたしましては、破産が3.4ポイント減少の47.2%、連絡不能・死亡が前期同様の29.5%、不履行等は3.4ポイント増加の23.3%となりました。

(単位:%)	2003	2004	増減
破産	50.6	47.2	△3.4
連絡不能・死亡	29.5	29.5	—
不履行等	19.9	23.3	3.4

<株式会社ライフ>

営業の概況(営業債権ベース)

株式会社ライフは、クレジットカードでのショッピング、キャッシング、消費者金融事業などの高収益事業の積極展開を進めています。一方、オートローンや住宅ローンなどの低収益事業からは引き続き撤退を進め、債権ポートフォリオの組替を強化いたしました。

2004年3月期末の営業債権残高は26,108百万円(3.9%)増加の702,202百万円となり、積極的に拡大を図った高収益事業においてはカードショッピングが7,439百万円(11.6%)増加の71,508百万円、オートローンを除く個品割賦が9,336百万円(5.7%)増加の173,561百万円、クレジットカードキャッシングが10,610百万円(5.5%)増加の202,819百万円、ライフキャッシュプラザが17,897百万円(15.2%)増加の135,543百万円と、与信の引き締め等により大幅な残高増加に至りませんでしたが、順調に残高を伸ばす事が出来ました。

撤退を進めている低収益事業は、オートローン残高が4,554百万円(68.7%)減少の2,075百万円、住宅ローンが5,307百万円(12.9%)減少の35,866百万円と着実に低収益事業の縮小も進んでおります。

この結果、営業収益は9,858百万円(9.5%)増加の113,738百万円となり、営業利益は3,937百万円(50.1%)増加の11,795百万円となりました。当期純利益は6,982百万円(76.3%)増加の16,131百万円となっております。2004年3月期の当期純利益の増加要因は、特別利益に代行返上益4,025百万円を計上したためです。

2004年3月期のROAは2.1%、ROEは16.4%とそれぞれ大きく改善しています。また、株主資本比率も13.8%と大きく上昇しています。

商品別の状況

クレジットカード事業

クレジットカード事業は、ライフにおける最も重要な事業との認識から、当期も営業基盤となるカード会員獲得に注力いたしました。新規加盟店の獲得については、大手家電エディオングループの株式会社エイデン、ホームセンターのサンワドーとの提携をスタートし、大幅に会員が増加しました。さらに、既存提携先のフォローによる会員の獲得増加を図り、洋服の青山や家電のデオデオ、ホームセンターのコメリ等、順調に会員獲得の増加を進める事により、新規顧客は69千件(3.3%)増加の2,142千件となりました。また、ライフ独自のプロパーカードについては、人気映画とのタイアップカード「踊るLIFEカード」や、サッカーの高原選手の「Takaライフカード」等に加え、既存のエンターテインメントカードの獲得が増加し、これらの結果、2004年3月期末のクレジットカード会員数は、1,197千人増加し、11,032千人(前期比12.2%増)と10,000千人を突破いたしました。他にも、新たにマーケティング部を設立し、クレジットカード会員の獲得方法、稼働率のアップへ向けての施策、新たな商品の企画等を専門的に行い、今後のカード事業の成長に貢献すると期待しています。

これらの結果、ショッピング買上額は43,636百万円(15.9%)増加の318,115百万円、キャッシング買上額は3,576百万円(1.6%)減少の225,392百万円となり、売掛金残高はショッピングで7,439百万円(11.6%)増加の71,508百万円、キャッシングで10,610百万円(5.5%)増加の202,819百万円となりました。利回りにおいては、ショッピングが0.3ポイント低下の12.4%、キャッシングが0.2ポイント低下の23.8%となりました。

個品割賦事業

個品割賦事業においては、取扱高が9,981百万円(6.9%)減少の134,512百万円、売掛金残高が1,840百万円(1.0%)増加の185,263百万円となりました。現金化からカード化へ進みつつある現在、個品のマーケットは今後も縮小傾向にあると見ております。しかし、個品マーケットでのライフのシェア率が低い為、今後も成長余地は残されているとの考えから、個品事業の残高拡大を目指しました。加盟店企業数は、新たに7,569社(9.1%)増加の90,556社になりました。利回りにおいては、0.3ポイント低下の8.6%となりました。

信用保証事業

2004年3月期も、不採算ベースである旧型銀行保証からの撤退と、個人ローンの保証をメインとした新型銀行保証の提携獲得を進めました。この結果、旧型銀行保証残高は7,717百万円(13.8%)減少の48,329百万円、新型銀行保証残高は6,346百万円(47.9%)増加の19,590百

営業債権残高(ライフ)
(単位:百万円)



750,000
600,000
450,000
300,000
150,000
0
01
02
03
04

有効カード会員数(ライフ)
(単位:千人)



12,500
10,000
7,500
5,000
2,500
0
01
02
03
04

万円となり、合計で1,371百万円(2.0%)減少の67,919百万円となりました。新型の銀行保証においては、有利な保証料率を確保できる銀行ローン保証商品の拡大を図り、31行との新規提携を結び、合計97行となりました。利回りにおいては、0.6%改善の3.4%となりました。

ライフキャッシュプラザ

ライフでは、消費者金融と同様に、「キャッシュプラザ」による無担保のキャッシング専用カードを発行しております。2004年3月期は、アイフルのノウハウを活かし、好立地での出店を行った結果、新たに39店舗の出店と5店舗の廃店を行い、198店舗となりました。新規獲得においては、貸倒抑制の為に、引き続き与信の厳格化を行っており、新規獲得件数が8千件(8.7%)減少の84千件となりました。営業貸付金残高は、17,897百万円(15.2%)増加の135,543百万円、口座数は28千件(9.5%)増加の323千件と、それぞれ増加いたしました。利回りにおいては、新規獲得の減少などから1.1ポイント低下の25.1%となりました。

不良債権の状況

2004年3月期の貸倒償却額は、5,376百万円(17.8%)増加の35,566百万円、貸倒引当金は、2,336百万円(7.1%)増加の35,132百万円となりました。

(単位:百万円)	2002	2003	2004
貸倒償却額	24,161	30,190	35,566
貸倒償却率(%)	3.94	4.47	5.06
貸倒引当金	27,177	32,796	35,132

<その他の連結子会社>

消費者金融子会社

消費者金融子会社であるハッピークレジット株式会社、株式会社信和並びに山陽信販株式会社の各社は、グループ会社の店舗・人員等、営業資産の最適配分を行い、経営効率のさらなる向上を図るため、2004年4月1日を期日として、ハッピークレジット株式会社を存続会社とする合併を行い、「トライト株式会社」と社名変更を行い、営業しております。なお、山陽信販株式会社の営業のうち、クレジットカード事業及び個品割賦事業については2004年4月1日を期日として株式会社ライフに会社分割しております。

なお、2004年3月期の営業貸付金残高はハッピークレジットが4,155百万円(13.2%)減少の27,432百万円、信和が2,270百万円(10.2%)減少の19,993百万円、山陽信販が938百万円(7.9%)減少の10,929百万円でした。利回りにおいては、ハッピークレジットが1.6ポイント低下の24.5%、信和が1.9ポイント低下の25.3%、山陽信販が0.5ポイント上昇の24.6%となりました。貸倒償却率については、ハッピークレジットが2.3ポイント上昇の16.4%、信和が3.6ポイント上昇の14.8%、山陽信販が3.6ポイント上昇の10.3%となりました。

また、消費者金融業界準大手(営業貸付金残高ベース)の株式会社ワイドを2004年6月30日付けにて子会社化しております。今回の子会社化により、アイフルグループの信用力を活かした低コストでの資金調達、営業ノウハウの融合による営業貸付金残高の拡大と業務の効率化による収益力の向上を図ります。さらに、2004年4月26日付けにて、東京地方裁判所の許可を得て、更生会社である株式会社ティーシーエムの事業管財人との間で、スポンサー契約を正式に締結いたしました。今後、更生計画案に従って早期再建に向けて最大限努力し、事業再編に向けた支援を行ってまいります。

事業者金融子会社

当社グループは、総合金融化戦略の方針のもと、2001年4月に住友信託銀行との合弁により設立した、ミドルリスクを対象としたビジネクスト株式会社と2002年10月に買収した、ハイリスク層をターゲットとする株式会社シティズで事業展開しています。

中小企業の状況としては、景況感·売上高のプラス基調への転換が見られたり、倒産件数が前年同月比で12カ月以上連続で減少するなど、少しずつ明るさがうかがえるようになってきました。財務省の「法人企業統計調査」によると、資本金1億円未満の中小企業の2003年10月~12月の売上高は前年同期比で3.3%増、経常利益では37.5%増と、3期連続でプラスになっています。また、設備投資額についても同18.4%になるなど中小企業の投資マインドは確実に回復してきています。

このような、状況のなかで、ミドルリスク対象のビジネクスト株式会社はDM中心の営業ノウハウの蓄積から、架電営業を推進することにより、新規申込ベースで月間4千件、獲得ベースでは月間1千件に増加し、年間70%増の新規獲得件数を実現しています。

この結果、営業貸付金残高は27,591百万円(前期比79.2%増)となりました。利回りにおいては、0.9ポイント低下の14.0%、貸倒償却率については1.0ポイント上昇の3.6%となりました。なお、営業収益は3,014百万円(前期比72.3%増)となっております。

また、ビジネクスト株式会社はこれまでのデータの蓄積により、事業者ローンのスコアリングシステムが構築できています。これは他社の追随を許さないものであり、今後さらなる成長を見込んでいます。

ハイリスク対象の株式会社シティズにおいては、主力の商品である事業主のビジネスチャンスをバックアップする「ビジネスローン」が全体の9割を占めています。2004年3月期は関東、関西地域を中心に店舗網の充実を図るとともに、保証人不要の新商品「ニュービジネスローン」を導入し、社会情勢の変化への対応を図っています。この結果、営業貸付金残高は31,214百万円(前期比7.0%増)となりました。利回りにおいては24.2%、貸倒償却率については、3.4ポイント低下の1.6%となりました。なお、営業収益は、7,414百万円となっております。

また、ベンチャーキャピタル事業を行っている「国際キャピタル株式会社」の株式を取得し、2004年3月31日付けにて子会社化しております。ベンチャーキャピタル事業の運営ノウハウを長年にわたり培ってきた同社を子会社化することにより、出資という新しい形での事業資金提供のノウハウを手に入れることとなり、当社グループとして融資、出資の両面から中小·新興企業への資金提供に関わることが可能となっております。

7月1日からは、社内の活性化と企業イメージ高揚を図り、さらなる社業の発展に努めることを目的として、商号を「ニュー·フロンティア·パートナーズ株式会社」に変更しております。

業績の見通し

2005年3月期については、日本経済はGDP成長率や景気動向指数などマクロ経済指標上では回復の兆しが出てきているものの、不透明な状況は続くものと考えられます。当業界も失業率や自己破産件数の増加が落ち着いてきているとはいえ、いまだ高い水準にあることから、貸倒等については依然厳しい環境が懸念されます。こうした環境の下、当社グループは良質な債権残高の伸長を図るほか、徹底した経費削減に努めるなどの経営努力を重ね、安定した収益の確保に努めます。

アイフル単体では、無担保ローンの貸付金残高成長を0.4%増と想定し、不動産担保ローンと事業者ローンの残高比率を引き上げる計画としております。なお、無担保ローンの新規獲得は、前期比1.4%増の360千件を想定しております。

また、自動契約機のオペレーション業務、フリーダイヤルなどの問合せや申込などのインバウンド業務のほか、有人営業店で分散して行っている営業関連業務の集約化を進め、コンタクトセンター西日本及びコンタクトセンター東日本を2003年10月に稼働させていますが、これらの営業構造の変更に伴い、組織面においてもより効率的に運営できる体制に変更を行うことで、高品質な顧客サービスと業務の効率化、コスト削減の両立に努めます。

資金調達については、当社個別の調達条件の改善が続く見通しにはあるものの、一方で市場金利の先高感も否定できません。そのため、オールで期初1.87%→期末2.00%(13bpアップ)と、保守的な調達金利計画としています。

これらの結果、2005年3月期の営業収益は341,287百万円(前期比1.9%増)を見込み、営業利益は108,401百万円(前期比13.8%増)、経常利益は112,000百万円(前期比13.2%増)、当期純利益は58,839百万円(前期比10.8%増)を計画しております。

一方、ライフは引き続き、既存提携先との関係強化を図るとともに、カード獲得に向けた組織強化により、新規提携の推進を強化していきます。また引き続き低収益構造から高収益構造への債権ポートフォリオの組替えを着実に行うことに注力するとともに、バランスのとれた安定的な調達環境の確立と、調達チャネルの多様化により財務体質をより強固なものとしていきます。さらに、2004年1月には現行店舗とは異なる新コンセプト店舗として、他業種とのコラボレーションによる集客力、即時発行機能を強みにクレジットカード発行をメインとした「ライフカード新宿店」をオープンし、引き続き店舗ネットワークの拡充による顧客獲得強化を図っております。

これらの施策により、クレジットカードの新規発行枚数は2,010千枚を計画し、カード買上金額のショッピングは386,014百万円(前期比21.3%増)、キャッシングは259,633百万円(前期比15.2%増)を計画しております。

これらの結果、2005年3月期のライフの営業収益は125,778百万円(前期比12.7%増)、経常利益は14,500百万円(前期比20.0%増)、当期純利益は7,060百万円(前期比56.2%減)を計画しております。

以上により、2005年3月期の連結業績予想については、営業収益は500,685百万円(前期比5.7%増)、経常利益は128,000百万円(前期比13.8%増)、当期純利益は65,542百万円(前期比4.8%増)を計画しております。

リスクファクターについて

当社グループの経営成績、株価及び財務状況等に影響を及ぼす可能性のあるリスクには以下のようなものがあります。

なお、文中における将来に関する事項は、有価証券報告書提出日（2004年6月28日）現在において、当社グループが判断したものであります。

(1)法的規制等について

① 事業規制等について

事業に対する法的規制について当社グループの主要事業である消費者金融事業等のローン事業は、「貸金業の規制等に関する法律（以下「貸金業規制法」という。）」及び「出資の受入れ、預り金及び金利等の取締りに関する法律（以下「出資法」という。）」の適用を受けております。これにより、各種の事業規制（過剰貸付け等の禁止、貸付条件等の掲示、貸付条件等の広告等、誇大広告等の禁止、書面の交付、受取証書の交付、帳簿の備付け、白紙委任状の取得の制限、取立行為の規制、債権証書の返還、標識の掲示、債権譲渡等の規制、貸金業取扱主任者の選任、証明書の携帯、支払催告書面の記載事項法定化等の規制）を受けております。

また、監督官庁である金融庁のガイドライン（2003年10月29日付「金融監督等にあたっての留意事項について－事務ガイドライン」、以下「事務ガイドライン」という。）により、過剰貸付け防止のための判断基準として、窓口における簡易な審査のみによって、無担保・無保証で貸し付ける場合の目処は、当該資金需要者の年収額の10%に相当する金額とすること、とされております。

これらの法律等が今後改正された場合、その内容によっては当社グループの業績に影響を及ぼす可能性があります。

また、当社グループの総合あっせん事業・個品あっせん事業は、「割賦販売法」の適用を受けております。「割賦販売法」の適用により各種の事業規制（取引条件の表示、書面の交付、契約解除等に伴う損害賠償等の額の制限、割賦購入あっせん業者に対する抗弁、支払能力を超える購入の防止、継続的役務に関する消費者トラブルの防止等）を受けており、法令が今後改正された場合、その内容によっては当社グループの業績に影響を及ぼす可能性があります。

② 貸付金金利について

2000年6月1日より「貸金業の規制等に関する法律等の一部を改正する法律」が施行され、「出資法」上、金銭の貸付けを行う者が業として金銭の貸付けを行う場合の貸出上限金利が年40.004%から29.2%に引き下げられ、その違反は刑事罰とされておりますが、当社グループの貸出上限金利はこれを下回っており、当社グループの収益力・財務状況には特段の影響が生じていないものと考えております。また、2003年8月1日に公布された「貸金業の規制等に関する法律及び出資の受入れ、預り金及び金利等の取締りに関する法律の一部を改正する法律（以下「改正貸金業規制法・出資法」という。）」の附則第12条第2項で、「出資法」第25条第2項（上限金利）については、「改正貸金業規制法・出資法」の施行後3年を目途として、資金需要の状況その他の経済・金融情勢、資金需要者の資力又は信用に応じた貸付けの利率の設定の状況

その他貸金業者の業務の実態等を勘案して検討を加え、必要な見直しを行う、とされております。出資法上の上限金利が現行の金利より低い水準に引き下げられた場合、当社グループの貸金業関連事業及び業績に影響を及ぼす可能性があります。

また、「利息制限法」第1条第1項で、金銭を目的とする消費貸借上の利息の契約は、利息の最高限度(元本が10万円未満の場合年20%、10万円以上100万円未満の場合年18%、100万円以上の場合年15%により計算した金額)の超過部分について無効とするとされておりますが、同条第2項により債務者が当該超過部分を任意に支払ったときは、その返還を請求することができないとされております。「貸金業規制法」第43条で、同法所定の書面が金銭貸付時に債務者等に交付され、かつ、当該超過部分について債務者が利息として任意に支払った場合、その支払が同法に規定する書面が交付された契約に基づく支払に該当するときは、「利息制限法」第1条第1項の規定にかかわらず、有効な利息の債務の弁済とみなすとされております。しかし、当業界において、「貸金業規制法」に定める契約書記載事項等の不備を理由に、「利息制限法」に定められた利息の最高限度額の超過部分について返還を求める訴訟がこれまで複数提起され、これを認める判決も幾つか下されております。当社グループもかかる超過利息の返還請求を求める複数の訴訟で被告となっており、原告側の主張の中には、貸金業を営む当社グループが貸金業規制法上のみなし弁済の適用を受けるために必要な書面交付義務を満たしていないとの主張も含まれております。また、将来提起される可能性のある同種の返還請求の動向を予想するのは困難であります。下記③に記載のとおり、事務ガイドラインの改正により、今後は当社グループが法定事項を含む書面交付義務を完全には遵守していないという原告側の主張が裁判所において認められる可能性があります。

③ 金融庁の事務ガイドラインについて

「貸金業規制法」に基づき、貸金業を営む当社グループは貸付契約又は保証契約を締結した場合及び貸付けを実行した場合のそれぞれにおいて、借入人である顧客及び保証人に対し、遅滞無く、貸付けの条件に関する一定の事項を記載した書面を交付する義務を負っています。

事務ガイドラインにおいて、貸金業者は、契約締結時に一定の書面を交付することの他、顧客がATMを使用し又は有人店舗において資金の借入を行う都度、若しくは遅滞無く、法定事項を全て記載した書面を交付(遅滞無く郵送すること等を含む。)することとされております。当社は2003年8月より自社ATMに係るソフトウェアに変更を加え法定事項を全て記載した上記書面を交付しております。

また、提携先ATMについては、予め利用顧客より承諾を得て、貸付後遅滞無く法定事項を記載した書面を、利用顧客に対して個別に郵送する対応をとっております。しかしながら、予め承諾を得られなかった顧客については、当該書面を送付しておりません。なお、2004年3月末時点の当社における提携ATMは、当社のATMネットワーク総数の97.2%を占めており、かつ、提携先ATMによる貸付は2004年3月期におけるATMを利用した資金の総貸付額の約16%を占めております。金融庁は法令により、貸金業者による書面交付義務の不遵守に対して、業務の全部又は一部の停止命令も含め、行政上の措置を行う権限及び提携先ATMの利用を制限する権限を有して

いる他、貸金業者としての登録を抹消する権限も与えられております。かかる行政上の措置が当社グループに対して発動された場合には、当社グループの業績及び財政状況に影響を及ぼす可能性があります。

④ その他の法律関係について

イ 個人情報の取扱いについて

2003年5月30日に個人情報の保護に関する法律(以下「個人情報保護法」という。)の基本法部分が公布・施行されました。同法において、個人情報取扱事業者(当社グループのうち主要な法人はこれに該当します。)は、必要と判断される場合には一定の報告義務が課され、また同法の一定の義務に反した場合において個人の権利利益を保護するために必要があると認めるときは、主務大臣は必要な措置をとるべきことを勧告又は命令することができるとされています。

また、今後、国・地方公共団体が策定・実施の義務を負う必要な施策及び政府が定める基本方針によっては、当社グループの業績に影響を及ぼす可能性があります。

ロ 司法書士法の改正について

2003年4月1日付にて司法書士法が改正され、簡易裁判所で取扱可能な調停・民事訴訟等(但し訴額140万円以内)の業務について、司法書士が弁護士と同じく代理人として法廷に出廷することが可能となるなど、司法書士の業務範囲が拡大されました。今後、当該改正及び更なる業務範囲の拡大により司法書士を代理人とする訴訟・債務整理等が増加した場合には、当社グループによる貸出の返済計画の長期化、貸倒れの増加に結びつき、当社グループの業績に影響を及ぼす可能性があります。

ハ 破産法改正による影響について

「破産法」の改正法案が2004年5月25日に衆議院本会議で可決し、2004年6月2日に公布され、公布日から1年以内に施行されます。改正された破産法の施行により破産手続の簡素化・迅速化が図られ、それに伴い破産者数が増加する等の場合には、貸倒れの増加に結びつき、当社グループの業績に影響を及ぼす可能性があります。

ニ 特定調停法の制定及び民事再生法の改正による顧客の債務整理の増加可能性について

2000年2月17日に施行された「特定債務等の調整の促進のための特定調停に関する法律」により、支払不能に陥るおそれのある債務者は、裁判官と当該債務者の営む事業の性質に応じて必要な法律、税務、金融、企業の財務、資産の評価等に関する専門的な知識経験を有する民事調停委員とで構成される調停委員会による調停を通じて、債権者と交渉の上、支払期日の変更等の債務の調整を行うことができるようになりました。また、債務者は、特定調停の手続中、自らの資産に対する民事執行手続の停止を求めることも可能とされます。

また、2001年4月1日に施行された改正民事再生法により、経済的破綻状態にある個人のローンについて、破産宣告を受けることなくローン返済を繰り延べることができる幾つかの選択的な手続が導入されました。同法に基づく手続の一つでは、再生計画案に対する債権者の承認が必要とされません。また、一定の場合には、住宅資金特別条項の適用を通じて住宅ローンの対象である自宅を手離すことを回避することが可能とされます。

これらの法制度導入の結果、貸主から法律上の保護を求める個人(当社の顧客を含む。)の数が増加した場合には、当社グループによる貸出の返済計画の長期化、貸倒れの増加に結びつき、当社グループの業績に影響を及ぼす可能性があります。

ホ 金融業者の貸付業務のための社債発行等に関する法律について

1999年5月に施行された「金融業者の貸付業務のための社債の発行に関する法律」により、それまで当社グループを含むいわゆるノンバンクによる社債発行の調達資金の使途は限定されておりましたが、同法により同法の定める特定金融会社の登録を受けた場合には、社債発行の手取金を貸付業務に充当することが可能となりました。

当社及び当社子会社である株式会社ライフは、同法に従い特定金融会社の登録を受けており、2004年3月末における当社及び株式会社ライフの社債発行残高は455,000百万円(額面金額)であります。

(2)資金調達環境

借入金利等の動向

イ 金利変動リスク

当社グループの調達金利は市場環境その他により変動することがあります。これに対しては、金利変動リスクを最小化するため、金利キャップ、金利スワップによる金利上昇に対するヘッジを行い、金利変動等の影響の軽減を図っておりますが、将来の金利上昇によっては当社グループの業績に影響を及ぼす可能性があります。

ロ 資金調達状況とその多様化について

当社グループにおける調達手段としては、金融機関からの相対での借入、シンジケートローン、社債、CP、資産証券化等と資金調達方法の多様化を図っております。当社は、現状では貸付資金の調達が困難ではないものと考えておりますが、金融機関の貸し渋り、当社の信用力悪化による借入条件の悪化又は借入額の減少等の場合には、現在と同様の条件での資金調達が困難となり、当社グループの業績に影響を及ぼす可能性があります。

(3) 業績の推移について

当社グループは、消費者金融専業にとどまることなく、不動産担保ローン、事業者ローンといった商品の多様化、信販・クレジットカード事業への参入、さらには銀行との保証提携等、M&A(企業買収)を含めた事業の多角化を進めることにより着実に収益を伸ばして参りました。一方で、当社グループを取り巻く競争状況は、従来の消費者金融専業市場での競争から、銀行、クレジットカード会社、信販会社、消費者金融専業を含めた消費者信用市場全体を一つのマーケットとした熾烈な競争へと枠組み自体が変わりつつあります。また、自己破産申立件数の増加は、消費者金融業界の貸倒れ増加に大きく影響しており、この自己破産申立件数は2003年7月より増加率の低下が見えはじめ、同年11月からは前期比マイナスが続いておりますが、近年の所得環境や雇用環境の悪化による失業率の高止まり、雇用者所得の伸び悩みが今後も続く限り、自己破産件数は引き続き高い水準での推移が予測されます。

このような市場環境の変化等により、当社グループの業績に影響を及ぼす可能性があります。

(4) 情報ネットワークシステム、インターネットサービス又は技術的システムに生ずる混乱、故障、その他の損害について

当社グループは、営業を管理するために、内部及び外部の情報及び技術システムに依存しておりますが、事業店舗ネットワーク、顧客及び口座データを含む当社グループ事業を構成する種々の情報を管理するために、ソフトウェア、システム及びネットワークへの依存をより深めつつあります。

当社グループが使用するハードウェア及びソフトウェアは、人為的過誤、自然災害、停電、コンピューターウィルス及びこれに類する事象による損害若しくは中断又は電話会社及びインターネットプロバイダ等の第三者からのサポートサービスの中断等によって悪影響を被る可能性があります。

このような情報又は技術システムの混乱、故障若しくは遅延又はその他の障害により、新規顧客による口座開設数が減少し、未払い残高の返済が遅延し、当社グループの事業に対する消費者の信頼が低下し又はその他当社グループの業績に不利な影響を及ぼす結果となる可能性があります。

なお、当社グループは、ハードウェア及び通信機器の双方ともに二重化を図っており、障害発生時にはバックアップに切り替えることにより被害を最小限に留めるべく対応しておりますが、地震、台風等の自然災害が発生した場合には、当社グループの営業の中断を余儀なくされるおそれがあります。

財務データ

アイフルグループ

営業債権残高
（単位：百万円）



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
00 01 02 03 04

営業収益／当期純利益
（単位：百万円）



500,000
400,000
300,000
200,000
100,000
0
80,000
60,000
40,000
20,000
0
00 01 02 03 04
□□ 営業収益 □□ 当期純利益

貸倒償却額／貸倒償却率
（単位：百万円）



150,000
120,000
90,000
60,000
30,000
0
6
5
4
3
2
1
0
00 01 02 03 04
□□ 貸倒償却額 -○-○- 貸倒償却率

総資産／ROA
（単位：百万円／%）



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
5
4
3
2
1
0
00 01 02 03 04
□□ 総資産 -○-○- ROA

株主資本／ROE
（単位：百万円／%）



600,000
480,000
360,000
240,000
120,000
0
20
15
10
5
0
00 01 02 03 04
□□ 株主資本 -○-○- ROE

口座数
（単位：千件）



4,000
3,000
2,000
1,000
0
00 01 02 03 04
□□ 無担保ローン □□ 不動産担保ローン
□□ 事業者ローン

（単位：百万円）

項目名	2000年	2001年	2002年	2003年	2004年
営業債権残高	1,001,080	1,821,875	2,002,499	2,210,889	**2,298,444**
営業収益	238,532	280,656	397,162	449,458	**473,477**
当期純利益	44,104	48,252	35,063	59,910	**62,548**
貸倒償却額	30,970	41,982	80,707	114,485	**137,122**
貸倒償却率(%)	3.09	3.48	4.03	5.18	**5.97**
貸倒引当金	56,720	98,395	109,338	132,130	**145,757**
総資産	1,182,468	1,865,537	2,029,633	2,282,113	**2,332,761**
株主資本	252,902	306,549	421,343	485,991	**547,503**
ROA(%)	4.0	2.6	1.8	2.8	**2.7**
ROE(%)	19.3	15.7	9.6	13.2	**12.1**
口座数(千件)	1,975	3,043	3,336	3,521	**3,520**
無担保ローン	1,917	2,971	3,241	3,389	**3,366**
不動産担保ローン	49	61	75	87	**94**
事業者ローン	8	10	19	45	**59**

アイフル単体

営業貸付金残高

（単位：百万円）



□□ 無担保ローン　□□ 不動産担保ローン
□□ 事業者ローン

営業収益

（単位：百万円）



当期純利益

（単位：百万円）



総資産／ROA

（単位：百万円／%）



□□ 総資産　-○-○- ROA

株主資本／ROE

（単位：百万円／%）



□□ 総資産　-○-○- ROE

新規獲得件数

（単位：件）



□□ 無担保ローン　□□ 不動産担保ローン
□□ 事業者ローン

（単位：百万円）

項目名	2000年	2001年	2002年	2003年	2004年
営業貸付金残高	1,001,080	1,159,734	1,313,690	1,413,340	**1,451,638**
無担保ローン	809,361	921,891	1,019,292	1,068,151	**1,081,057**
不動産担保ローン	181,428	225,644	277,671	322,840	**342,637**
事業者ローン	10,289	12,198	16,726	22,348	**27,943**
営業収益	238,532	270,827	307,272	324,671	**334,977**
当期純利益	44,104	48,512	38,349	55,317	**53,086**
総資産	1,182,468	1,586,409	1,740,868	1,906,211	**1,870,075**
株主資本	252,902	302,601	420,493	470,834	**522,904**
ROA(%)	4.0	3.5	2.3	3.0	**2.8**
ROE(%)	19.3	17.5	10.6	12.4	**10.7**
新規獲得件数(件)	449,071	479,903	496,065	440,254	**388,036**
無担保ローン	425,142	453,437	462,436	405,275	**355,619**
不動産担保ローン	20,523	22,403	27,307	27,542	**24,222**
事業者ローン	3,406	4,063	6,322	7,437	**8,195**

アイフル単体

口座数
(単位:口座)



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
00 01 02 03 04
無担保ローン 不動産担保ローン
事業者ローン

1口座当たり残高
(単位:千円)



4,000
3,000
2,000
1,000
0
00 01 02 03 04
無担保ローン 不動産担保ローン
事業者ローン 1口座当たり残高

成約率
(単位:%)



80
60
40
20
0
00 01 02 03 04
無担保ローン 不動産担保ローン
事業者ローン

実質平均利回り(商品別)
(単位:%)



40
30
20
10
0
00 01 02 03 04
無担保ローン 不動産担保ローン
事業者ローン 実質平均利回り

店舗数/自動契約受付機台数
(単位:店/台)



2,000
1,500
1,000
500
0
00 01 02 03 04
店舗数 自動契約受付機台数

ATM·CD台数
(単位:台)



80,000
60,000
40,000
20,000
0
00 01 02 03 04

項目名	2000年	2001年	2002年	2003年	2004年
口座数(単位:口座)	1,975,068	2,121,446	2,244,283	2,284,539	**2,246,179**
無担保ローン	1,917,016	2,050,299	2,155,235	2,180,114	**2,131,054**
不動産担保ローン	49,968	60,976	75,057	87,029	**93,935**
事業者ローン	8,084	10,171	13,991	17,396	**21,190**
1口座当たり残高(単位:千円)	506	546	585	618	**646**
無担保ローン	422	449	472	489	**507**
不動産担保ローン	3,630	3,700	3,699	3,709	**3,647**
事業者ローン	1,272	1,199	1,195	1,284	**1,318**
成約率(単位:%)					
無担保ローン	75.6	73.1	72.9	67.5	**64.1**
不動産担保ローン	67.4	69.2	72.7	73.2	**73.0**
事業者ローン	21.7	30.2	40.1	45.7	**49.2**
実質平均利回り(単位:%)	25.0	24.3	23.9	23.2	**22.8**
店舗数(店)	1,311	1,529	1,592	1,580	**1,563**
自動契約受付機台数(単位:台)	1,305	1,522	1,585	1,573	**1,557**
ATM·CD台数(単位:台)	16,631	22,021	35,904	50,359	**73,938**

ライフ

営業債権残高

(単位:百万円)



750,000
600,000
450,000
300,000
150,000
0
01 02 03 04
割賦売掛金
営業貸付金
信用保証売掛金

営業収益

(単位:百万円)



120,000
90,000
60,000
30,000
0
01 02 03 04

当期純利益

(単位:百万円)



20,000
15,000
10,000
5,000
0
01 02 03 04

総資産/ROA

(単位:百万円/%)



600,000
480,000
360,000
240,000
120,000
0
5
4
3
2
1
0
01 02 03 04
総資産
ROA

株主資本/ROE

(単位:百万円/%)



150,000
120,000
90,000
60,000
30,000
0
20
16
12
8
4
0
01 02 03 04
株主資本
ROE

有効カード会員数

(単位:千人)



12,000
9,000
6,000
3,000
0
01 02 03 04
単独(プロパーカード)
提携

(単位:百万円)

項目名	2001年	2002年	2003年	2004年
営業債権残高	606,313	612,509	676,093	**702,202**
割賦売掛金	225,376	224,213	247,494	**256,773**
営業貸付金	196,559	250,903	310,749	**339,137**
信用保証売掛金	184,378	137,392	117,849	**106,290**
営業収益	—	79,824	103,880	**113,738**
当期純利益	—	10,908	9,149	**16,131**
総資産	405,314	441,799	496,781	**559,273**
株主資本	70,142	81,094	90,284	**106,486**
ROA(%)	—	1.6	1.3	**2.1**
ROE(%)	—	14.4	10.7	**16.4**
有効カード会員数(千人)	7,483	8,716	9,834	**11,032**
単独(プロパーカード)	847	1,387	1,509	**1,625**
提携	6,636	7,328	8,324	**9,406**

ビジネクスト

営業貸付金残高
(単位:百万円)



30,000
24,000
18,000
12,000
6,000
0
02
03
04

営業収益
(単位:百万円)



4,000
3,200
2,400
1,600
800
0
02
03
04

新規獲得件数
(単位:千件)



15
12
9
6
3
0
02
03
04

シティズ

営業貸付金残高
(単位:百万円)



40,000
30,000
20,000
10,000
0
02
03
04

営業収益
(単位:百万円)



8,000
6,000
4,000
2,000
0
02
03
04

新規獲得件数
(単位:千件)



5
4
3
2
1
0
02
03
04

(単位:百万円)

項目名	2002年	2003年	2004年
ビジネクスト			
営業貸付金残高	8,116	15,397	**27,591**
営業収益	366	1,749	**3,014**
新規獲得件数(千件)	4	8	**12**
シティズ※			
営業貸付金残高	—	29,176	**31,214**
営業収益	—	3,470	**7,414**
新規獲得件数(千件)	—	2	**4**

※ 2002年10月1日より連結子会社となったため、4月1日~9月30日までの実績は含まれていません。

Financial Section

財務セクション

目次

1　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)及び「特定金融会社等の会計の整理に関する命令」(平成11年総理府令･大蔵省令第32号。)に基づいて作成しております。

なお、前連結会計年度(平成14年4月1日から平成15年3月31日まで)は、改正前の連結財務諸表規則に基づき、当連結会計年度(平成15年4月1日から平成16年3月31日まで)は、改正後の連結財務諸表規則に基づいて作成しております。

また、当連結会計年度(平成15年4月1日から平成16年3月31日まで)は、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年1月30日内閣府令第5号。)附則第2項のただし書きにより、改正前の連結財務諸表規則を適用しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)及び「特定金融会社等の会計の整理に関する命令」(平成11年総理府令･大蔵省令第32号。)に基づいて作成しております。

なお、前事業年度(平成14年4月1日から平成15年3月31日まで)は、改正前の財務諸表等規則に基づき、当事業年度(平成15年4月1日から平成16年3月31日まで)は、改正後の財務諸表等規則に基づいて作成しております。

また、当事業年度(平成15年4月1日から平成16年3月31日まで)は、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年1月30日内閣府令第5号。)附則第2項のただし書きにより、改正前の財務諸表等規則を適用しております。

(1) 連結財務諸表

① 連結貸借対照表

区分	注記番号	前連結会計年度(平成15年3月31日) 金額(百万円)		構成比(%)	当連結会計年度(平成16年3月31日) 金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金	※2		132,296			99,163	
2 営業貸付金	※2 7, 8, 9		1,670,781			1,786,940	
3 割賦売掛金	※2 5, 7		147,857			154,285	
4 信用保証割賦売掛金			128,744			133,610	
5 その他営業債権			12,738			10,205	
6 有価証券			510			120	
7 たな卸資産	※2		723			1,327	
8 繰延税金資産			25,582			29,311	
9 短期貸付金	※3		30,183			20,178	
10 その他	※2		61,487			55,844	
貸倒引当金			△113,438			△126,918	
流動資産合計			2,097,467	91.9		2,164,068	92.8
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物及び構築物	※2	40,811			45,576		
減価償却累計額		△23,361	17,449		△24,700	20,875	
(2) 機械装置及び車両	※2	102			220		
減価償却累計額		△63	38		△59	160	
(3) 器具備品		11,989			16,065		
減価償却累計額		△5,362	6,626		△6,438	9,626	
(4) 貸与資産		22			—		
減価償却累計額		△20	2		—	—	
(5) 土地	※2		14,801			14,635	
(6) 建設仮勘定			3,093			181	
有形固定資産合計			42,012	1.8		45,479	2.0
2 無形固定資産							
(1) ソフトウェア			16,346			21,050	
(2) 電話加入権			811			667	
(3) 連結調整勘定			22,046			14,370	
(4) その他			39			43	
無形固定資産合計			39,243	1.8		36,131	1.5
3 投資その他の資産							
(1) 投資有価証券	※2, 4		11,285			17,016	
(2) 破産更生債権等	※8		17,363			23,660	
(3) 長期貸付金			20,395			8,491	
(4) 敷金及び保証金			10,850			10,776	
(5) 繰延税金資産			16,591			14,782	
(6) 繰延ヘッジ損失			33,674			18,974	
(7) その他	※2		11,384			11,718	
貸倒引当金			△18,691			△18,838	
投資その他の資産合計			102,854	4.5		86,582	3.7
固定資産合計			184,110	8.1		168,193	7.2
Ⅲ 繰延資産							
1 社債発行費			535			499	
繰延資産合計			535	0.0		499	0.0
資産合計			2,282,113	100.0		2,332,761	100.0

区分	注記番号	前連結会計年度 (平成15年3月31日) 金額(百万円)		構成比(%)	当連結会計年度 (平成16年3月31日) 金額(百万円)		構成比(%)
(負債の部)							
Ⅰ 流動負債							
1 支払手形及び買掛金			22,932			26,251	
2 信用保証買掛金			128,744			133,610	
3 短期借入金	※2		55,365			57,034	
4 一年以内償還予定社債			74,500			90,000	
5 一年以内返済予定長期借入金	※2		416,152			408,204	
6 コマーシャルペーパー			13,500			5,000	
7 未払法人税等			37,627			25,845	
8 賞与引当金			3,759			3,878	
9 割賦繰延利益	※6		11,089			10,826	
10 その他	※2		41,174			42,680	
流動負債合計			804,845	35.3		803,332	34.4
Ⅱ 固定負債							
1 社債			377,500			365,000	
2 長期借入金	※2		567,950			588,572	
3 退職給付引当金			7,636			2,417	
4 役員退職慰労金引当金			1,150			1,262	
5 金利スワップ			32,119			18,832	
6 その他			890			1,157	
固定負債合計			987,247	43.2		977,243	41.9
負債合計			1,792,092	78.5		1,780,575	76.3
(少数株主持分)							
少数株主持分			4,028	0.2		4,681	0.2
(資本の部)							
Ⅰ 資本金	※10		83,317	3.6		83,317	3.6
Ⅱ 資本剰余金	※1		104,125	4.6		104,125	4.5
Ⅲ 利益剰余金			300,924	13.2		357,705	15.3
Ⅳ その他有価証券評価差額金			△323	△0.0		4,417	0.2
Ⅴ 自己株式	※11		△2,052	△0.1		△2,062	△0.1
資本合計			485,991	21.3		547,503	23.5
負債、少数株主持分及び資本合計			2,282,113	100.0		2,332,761	100.0

② 連結損益計算書

区分	注記番号	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)		百分比(%)	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)		百分比(%)
Ⅰ 営業収益							
1 営業貸付金利息			406,483	90.4		429,512	90.7
2 総合あっせん収益			7,877	1.8		8,140	1.7
3 個品あっせん収益			15,178	3.4		15,508	3.3
4 信用保証収益			4,132	0.9		5,562	1.2
5 その他の金融収益							
(1) 預金利息		18			7		
(2) 有価証券利息		1			1		
(3) 貸付金利息		267			47		
(4) その他		35	321	0.1	39	95	0.0
6 その他の営業収益							
(1) 不動産売上高		306			50		
(2) サービス事業売上高		935			—		
(3) 償却債権回収額		6,431			6,778		
(4) その他		7,790	15,463	3.4	7,830	14,658	3.1
営業収益合計			449,458	100.0		473,477	100.0
Ⅱ 営業費用							
1 金融費用							
(1) 支払利息		25,126			24,620		
(2) 社債利息		9,985			9,908		
(3) その他		3,367	38,479	8.6	3,635	38,164	8.1
2 売上原価							
(1) 不動産売上原価		296			137		
(2) サービス事業売上原価		266	562	0.1	—	137	0.0
3 その他の営業費用							
(1) 広告宣伝費		21,747			19,962		
(2) 支払手数料		19,291			21,502		
(3) 貸倒損失		20,963			13,447		
(4) 貸倒引当金繰入額		113,162			143,892		
(5) 従業員給与手当等		35,614			37,519		
(6) 賞与引当金繰入額		3,759			3,878		
(7) 退職給付費用		3,186			679		
(8) 役員退職慰労金引当金繰入額		104			137		
(9) 連結調整勘定償却額		2,638			2,061		
(10) その他		73,952	294,420	65.5	79,530	322,610	68.1
営業費用合計			333,462	74.2		360,911	76.2
営業利益			115,995	25.8		112,566	23.8

区分	注記番号	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)		百分比(%)	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)		百分比(%)
Ⅲ 営業外収益							
1 貸付金利息		52			45		
2 受取配当金		99			94		
3 保険配当金		325			209		
4 その他		825	1,303	0.3	691	1,040	0.2
Ⅳ 営業外費用							
1 支払利息		—			183		
2 貸倒引当金繰入額		4,387			—		
3 匿名組合出資損		—			747		
4 その他		1,114	5,501	1.2	229	1,160	0.3
経常利益			111,797	24.9		112,446	23.7
Ⅴ 特別利益							
1 投資有価証券売却益		212			738		
2 貸倒引当金戻入額		38			2		
3 敷金保証金精算益		135			31		
4 代行返上益		—			4,025		
5 その他		58	444	0.1	159	4,957	1.0
Ⅵ 特別損失							
1 固定資産評価損	※1	540			—		
2 固定資産売却損	※2	374			259		
3 投資有価証券評価損		858			601		
4 関係会社整理損		—			126		
5 オートローン事業撤退損		—			4,106		
6 貸倒引当金繰入額		4			12		
7 連結調整勘定償却額	※3	1,048			5,614		
8 契約解除清算金		1,238			1,502		
9 その他		724	4,788	1.1	1,367	13,589	2.8
税金等調整前当期純利益			107,453	23.9		103,814	21.9
法人税、住民税及び事業税		57,555			46,173		
法人税等調整額		△10,129	47,426	10.6	△5,157	41,016	8.7
少数株主利益			116	0.0		250	0.0
当期純利益			59,910	13.3		62,548	13.2

③ 連結剰余金計算書

区分	注記番号	前連結会計年度（自 平成14年4月 1日 至 平成15年3月31日） 金額(百万円)		当連結会計年度（自 平成15年4月 1日 至 平成16年3月31日） 金額(百万円)	
（資本剰余金の部）					
Ⅰ 資本剰余金期首残高					104,125
資本準備金期首残高		94,047	94,047		
Ⅱ 資本剰余金増加高					
株式交換による新株の発行		10,078	10,078	—	—
Ⅲ 資本剰余金期末残高			104,125		104,125
（利益剰余金の部）					
Ⅰ 利益剰余金期首残高					300,924
連結剰余金期首残高		246,239	246,239		
Ⅱ 利益剰余金増加高					
当期純利益		59,910	59,910	62,548	62,548
Ⅲ 利益剰余金減少高					
1 配当金		5,123		5,668	
2 役員賞与		103		98	
3 自己株式処分差損		—	5,226	0	5,766
Ⅳ 利益剰余金期末残高			300,924		357,705

④ 連結キャッシュ・フロー計算書

区分	注記番号	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益		107,453	103,814
減価償却費		6,676	7,863
連結調整勘定償却額		3,686	7,675
投資有価証券評価損		858	601
貸倒引当金の増減額(減少:△)		20,908	13,626
賞与引当金の増減額(減少:△)		△260	119
退職給付引当金の増減額(減少:△)		1,545	△1,193
役員退職慰労金引当金の増減額(減少:△)		82	112
営業外受取利息及び受取配当金		△152	△139
社債発行費償却		829	504
固定資産売却損		374	259
固定資産除却損		409	667
固定資産評価損		540	—
敷金保証金精算益		△135	△31
代行返上益		—	△4,025
役員賞与の支払額		△103	△98
営業貸付金の増減額(増加:△)		△160,195	△116,158
割賦売掛金の増減額(増加:△)		△27,101	△6,428
その他営業債権の増減額(増加:△)		3,374	2,533
破産更生債権等の増減額(増加:△)		△1,015	△6,297
たな卸資産の増減額(増加:△)		491	△603
前払費用の増減額(増加:△)		△116	△120
長期前払費用の増減額(増加:△)		△3,147	△229
その他流動資産の増減額(増加:△)		△14,359	3,870
その他流動負債の増減額(減少:△)		5,008	4,708
その他		957	4,051
小計		△53,389	15,081
営業外利息及び配当金の受取額		152	139
法人税等の支払額		△36,826	△57,955
営業活動によるキャッシュ・フロー		△90,062	△42,734
Ⅱ 投資活動によるキャッシュ・フロー			
定期預金の預入れによる支出		△474	△498
定期預金の払出による収入		1,621	492
有価証券の売却による収入		303	509
信託受益権の増減額(増加:△)		△1,744	2,000
新規連結子会社の取得による支出	※2	△7,556	—
有形固定資産の取得による支出		△5,501	△8,095
有形固定資産の売却による収入		596	357

区分	注記番号	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)
無形固定資産の取得による支出		△11,819	△8,921
投資有価証券の取得による支出		△3,459	△308
投資有価証券の売却による収入		1,345	2,555
出資による支出		—	△250
出資金の払戻による収入		336	139
短期貸付金の増減額(増加:△)		△22,999	10,004
長期貸付けによる支出		△8,140	△7,216
長期貸付金の回収による収入		173	15,735
投資その他の資産の取得による支出		△400	△51
投資その他の資産の売却等による収入		505	344
その他		40	△427
投資活動によるキャッシュ・フロー		△57,172	6,370
III 財務活動によるキャッシュ・フロー			
短期借入れによる収入		420,365	657,558
短期借入金の返済による支出		△413,452	△655,888
コマーシャルペーパーの減少額		△1,500	△8,500
長期借入れによる収入		553,965	541,283
長期借入金の返済による支出		△451,921	△528,609
社債発行による収入		99,925	79,531
社債償還による支出		△71,000	△77,000
自己株式の取得による支出		△6	△9
少数株主からの払込みによる収入		400	400
配当金の支払額		△5,123	△5,668
財務活動によるキャッシュ・フロー		131,652	3,097
IV 現金及び現金同等物に係る換算差額		35	△47
V 現金及び現金同等物の増加額(△減少額)		△15,547	△33,313
VI 現金及び現金同等物の期首残高		139,126	131,643
VII 新規連結に伴う現金及び現金同等物の増加額		8,064	—
VIII 現金及び現金同等物の期末残高	※1	131,643	98,329

連結財務諸表作成のための基本となる重要な事項

項目	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)
1 連結の範囲に関する事項	(1) 連結子会社数　9社 連結子会社は、「第1 企業の概況 4 関係会社の状況」に記載しているため省略しております。 (2) 非連結子会社の名称等 株式会社ライフストックセンター他3社 (連結の範囲から除いた理由) 非連結子会社はいずれも小規模であり、それらの会社4社の合計の総資産、営業収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも連結財務諸表に及ぼす影響が軽微であるため連結範囲から除外しております。	(1) 連結子会社数　9社 同左 (2) 非連結子会社の名称等 株式会社ライフストックセンター他3社 (連結の範囲から除いた理由) 非連結子会社はいずれも小規模であり、それらの会社4社の合計の総資産、営業収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも連結財務諸表に及ぼす影響が軽微であるため連結範囲から除外しております。
2 持分法の適用に関する事項	持分法を適用していない非連結子会社4社及び関連会社(株式会社博多大丸カードサービス)はいずれも小規模であり、それらの会社5社の合計の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも連結財務諸表に及ぼす影響が軽微であるため持分法の適用範囲から除外しております。	持分法を適用していない非連結子会社4社及び関連会社(株式会社博多大丸カードサービス)はいずれも小規模であり、それらの会社5社の合計の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも連結財務諸表に及ぼす影響が軽微であるため持分法の適用範囲から除外しております。
3 連結子会社の事業年度等に関する事項	連結子会社のうち、株式会社マルトーの決算日は2月末日であります。 連結財務諸表の作成にあたっては、同決算日現在の財務諸表を使用し、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	同左
4 会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券	満期保有目的の債券 償却原価法(定額法) その他有価証券 時価のあるもの 連結決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は、移動平均法により算定しております。) 時価のないもの 移動平均法による原価法	同左

項目	前連結会計年度 (自 平成14年4月 1日 至 平成15年3月31日)	当連結会計年度 (自 平成15年4月 1日 至 平成16年3月31日)
② たな卸資産	販売用不動産 個別法による低価法 貯蔵品 最終仕入原価法	販売用不動産 同左 貯蔵品 同左
(2) 重要な減価償却資産の減価償却の方法		
① 有形固定資産	定率法 なお、主な耐用年数は次のとおりであります。 建物及び構築物 2~62年 機械装置及び車両 4~15年 器具備品 2~20年	同左
② 無形固定資産	ソフトウェア 社内における利用可能期間(5年)に基づく定額法 その他 定額法	同左
(3) 重要な引当金の計上基準		
① 貸倒引当金	営業貸付金等の債権の貸倒れに備えるため、一般債権については、貸倒実績率等を勘案し必要と認められる額を、貸倒懸念債権等特定の債権については、個別に回収可能性を検討し、回収不能見込額を計上しております。	同左
② 賞与引当金	従業員に対して支給する賞与の支出に備えるため、将来の支給見込額のうち当連結会計年度の負担額を計上しております。	同左
③ 退職給付引当金	従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 なお、数理計算上の差異及び過去勤務債務につきましては、主として発生連結会計年度において一括で費用処理しております。	従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 なお、数理計算上の差異及び過去勤務債務につきましては、主として発生連結会計年度において一括で費用処理しております。 (追加情報) 当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年9月25日に厚生労働大臣から将来分支給義務免除の認可を受けました。 なお、当社において当連結会計年度末日現在において測定された返還相当額(最低責任準備金)は2,509百万円であり、当該返還相当額(最低責任準備金)の支払が当連結会計年度に行われたと仮定して「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第44-2項を適用した場合に生じる損益の見込額は263百万円であります。 又、一部の国内連結子会社は、同実務指針第47-2項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務と返還相当額の年金資産を消滅したも

項目	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)
		のとみなして処理しており、当連結会計年度末において測定された返還相当額(最低責任準備金)は、4,067百万円であります。
④ 役員退職慰労金引当金	役員の退職慰労金の支出に備えるため、役員退職慰労金支給規定に基づく当連結会計年度末要支給額を計上しております。	同左
(4) 重要な外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務については、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	――
(5) 重要な収益及び費用の計上基準 ① 営業貸付金利息	営業貸付金利息は発生基準により計上しております。なお、「営業貸付金」に係る未収利息については、利息制限法利率又は約定利率のいずれか低い方により計上しております。	同左
② 割賦販売に係る収益の計上基準	アドオン方式による顧客手数料及び加盟店手数料については、契約時に一括して「割賦繰延利益」に計上し、請求期到来のつど収益計上しております。残債方式及びリボルビング方式による顧客手数料については、請求期到来のつど収益計上しております。なお、アドオン方式による部門の収益の期間配分方法は、7・8分法によっております。	同左
③ 信用保証収益	残債方式により収益計上しております。	同左
④ 借入金に対する利息の会計処理	借入金に対する利息については、金融債権に対応する部分を「金融費用」(支払利息)とし、その他のものを「営業外費用」(支払利息)として処理しております。	同左
(6) 重要なリース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
(7) 重要なヘッジ会計の方法 ① ヘッジ会計の方法	繰延ヘッジ処理によっております。 ただし、金利スワップの特例処理の要件を充たす金利スワップ取引及び金利キャップ取引につきましては、特例処理を採用しております。	同左
② ヘッジ手段とヘッジ対象 ヘッジ手段	金利スワップ取引及び金利キャップ取引	同左
ヘッジ対象	市場金利等の変動によりキャッシュ・フローが変動するもの(変動金利の借入金及び社債)	同左
③ ヘッジ方針	総調達に占める固定金利建て調達の比率を一定の割合に維持するものであります。	同左
④ ヘッジの有効性評価の方法	過去10年間のヘッジ対象とヘッジ手段の相場変動の累計を比率分析する方法により有効性の判断を行っております。	同左

項目	前連結会計年度 (自 平成14年4月 1日 至 平成15年3月31日)	当連結会計年度 (自 平成15年4月 1日 至 平成16年3月31日)
(8) 消費税等の会計処理	消費税等の会計処理は税抜方式によっております。ただし、資産に係る控除対象外消費税等は、「投資その他の資産」の「その他」に計上し、5年間で均等償却しております。	同左
5 連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	同左
6 連結調整勘定の償却に関する事項	連結調整勘定の償却については、10年間で均等償却しております。ただし、重要性が乏しいものについては、発生連結会計年度に一括償却しております。	同左
7 利益処分項目等の取扱いに関する事項	連結剰余金計算書は、連結会計年度中に確定した利益処分に基づいて作成しております。	同左
8 連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金の範囲については、手持現金、要求払預金及び取得日から3ヵ月以内に満期日の到来する流動性が高く、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなっております。	同左

会計処理の変更

前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)
(自己株式及び法定準備金の取崩等に関する会計基準) 当連結会計年度より「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)を適用しております。これによる当連結会計年度の損益に与える影響はありません。 なお、当連結会計年度より連結貸借対照表の資本の部及び連結剰余金計算書については、改正後の連結財務諸表規則により作成しております。 (1株当たり当期純利益に関する会計基準等) 当連結会計年度より「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。 これによる1株当たり当期純利益に与える影響については、(1株当たり情報)注記事項に記載のとおりであります。	―

表示方法の変更

前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)
―	(連結損益計算書関係) 「支払利息」は営業外費用の総額の10／100を超えたため、区分掲記することといたしました。なお、前連結会計年度は営業外費用の「その他」に223百万円含まれております。 「匿名組合出資損」は営業外費用の総額の10／100を超えたため、区分掲記することといたしました。なお、前連結会計年度は営業外費用の「その他」に514百万円含まれております。

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成15年3月31日)	当連結会計年度 (平成16年3月31日)
※1 資本剰余金には、簡易株式交換方式による資本準備金増加額18,693百万円(資本連結手続上、認識された子会社株式評価差額金13,900百万円を含む)が含まれております。	※1 同左
※2 担保に供している資産及びその対応する債務 (1) 担保に供している資産 現金及び預金 642 百万円 営業貸付金 707,843 割賦売掛金 44,758 たな卸資産 137 建物及び構築物 1,021 機械装置及び車両 24 土地 1,618 投資有価証券 265 投資その他の資産「その他」 1 計 756,313 (2) 対応する債務 短期借入金 37,265 百万円 一年以内返済予定長期借入金 250,231 長期借入金 338,991 流動負債「その他」 218 計 626,707 当連結会計年度末における上記金額には、債権の流動化に係るもの(営業貸付金203,482百万円、一年以内返済予定長期借入金27,321百万円、長期借入金96,547百万円)を含んでおります。 なお、以下の事項は上記金額に含まれておりません。 ・短期借入金2,000百万円、一年以内返済予定長期借入金66,235百万円、長期借入金99,562百万円の合計167,797百万円については、借入先からの要求があれば営業貸付金を担保として提供する契約を結んでおります。 ・現金(流動資産「その他」)15,783百万円についてはスワップ取引の担保として差入れております。	※2 担保に供している資産及びその対応する債務 (1) 担保に供している資産 現金及び預金 546 百万円 営業貸付金 760,544 割賦売掛金 45,367 たな卸資産 124 建物及び構築物 960 機械装置及び車両 18 土地 1,470 投資その他の資産「その他」 73 計 809,104 (2) 対応する債務 短期借入金 45,320 百万円 一年以内返済予定長期借入金 220,249 長期借入金 359,991 流動負債「その他」 114 計 625,675 当連結会計年度末における上記金額は、債権の流動化に係るもの(営業貸付金259,797百万円、一年以内返済予定長期借入金31,278百万円、長期借入金90,268百万円)を含んでおります。 なお、以下の事項は上記金額には含まれておりません。 ・短期借入金200百万円、一年以内返済予定長期借入金83,946百万円、長期借入金84,087百万円の合計168,234百万円については、借入先からの要求があれば営業貸付金を担保として提供する契約を結んでおります。 ・現金(流動資産「その他」)6,153百万円についてはスワップ取引の担保として差入れております。
※3 自由処分権を有する担保受入金融資産及びその時価 譲渡性預金 8,001 百万円 コマーシャルペーパー 19,998 信託受益権 2,000 計 29,999	※3 自由処分権を有する担保受入金融資産及びその時価 譲渡性預金 10,000 百万円 コマーシャルペーパー 9,998 計 19,998
※4 投資有価証券に含めた非連結子会社及び関連会社株式の金額 29 百万円	※4 投資有価証券に含めた非連結子会社及び関連会社株式の金額 19 百万円

前連結会計年度（平成15年3月31日）	当連結会計年度（平成16年3月31日）

前連結会計年度（平成15年3月31日）

※5 割賦売掛金

総合あっせん	42,029 百万円
個品あっせん	105,826
その他	1
計	147,857

※6 割賦繰延利益

	前期末残高（百万円）	当期受入高（百万円）	当期実現高（百万円）	当期末残高（百万円）
総合あっせん	1,043	7,252	7,758	538 (109)
個品あっせん	6,283	18,247	14,869	9,661 (955)
信用保証	1,293	2,995	3,619	670 (0)
融資	258	68,422	68,460	219 (—)
計	8,878	96,918	94,708	11,089 (1,065)

（注）（ ）内金額は、内書であり加盟店手数料であります。

※7 債権の流動化

債権の流動化に伴いオフバランスとなった営業貸付金及び割賦売掛金の当連結会計年度末の金額は250,936百万円であり、その内訳は次のとおりであります。

営業貸付金	162,920 百万円
割賦売掛金	88,015
計	250,936

※8 不良債権の状況

営業貸付金及び破産更生債権等のうち、不良債権の状況は次のとおりであります。

	無担保ローン（百万円）	無担保ローン以外（百万円）	計（百万円）
破綻先債権	2,850	17,979	20,830
延滞債権	22,171	17,725	39,896
3ヵ月以上延滞債権	12,130	4,371	16,502
貸出条件緩和債権	42,247	920	43,168
計	79,401	40,997	120,398

当連結会計年度（平成16年3月31日）

※5 割賦売掛金

総合あっせん	46,707 百万円
個品あっせん	107,576
その他	1
計	154,285

※6 割賦繰延利益

	前期末残高（百万円）	当期受入高（百万円）	当期実現高（百万円）	当期末残高（百万円）
総合あっせん	538	7,884	8,044	377 (67)
個品あっせん	9,661	15,428	15,151	9,937 (1,150)
信用保証	670	3,600	3,842	428 (0)
融資	219	76,384	76,520	82 (—)
計	11,089	103,297	103,559	10,826 (1,217)

（注）（ ）内金額は、内書であり加盟店手数料であります。

※7 債権の流動化

債権の流動化に伴いオフバランスとなった営業貸付金及び割賦売掛金の当連結会計年度末の金額は213,981百万円であり、その内訳は次のとおりであります。

営業貸付金	120,715 百万円
割賦売掛金	93,266
計	213,981

※8 不良債権の状況

営業貸付金及び破産更生債権等のうち、不良債権の状況は次のとおりであります。

	無担保ローン（百万円）	無担保ローン以外（百万円）	計（百万円）
破綻先債権	6,518	22,118	28,636
延滞債権	28,597	23,854	52,452
3ヵ月以上延滞債権	12,736	5,083	17,819
貸出条件緩和債権	49,856	1,060	50,916
計	97,709	52,116	149,825

前連結会計年度 (平成15年3月31日)	当連結会計年度 (平成16年3月31日)
なお、上記それぞれの概念は次のとおりであります。 (破綻先債権) 破綻先債権とは、元本又は利息の支払の遅延が相当期間継続し、未収利息を計上しなかった貸付金のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている債権であります。なお、破産更生債権等につきましては、債権の個別評価による回収不能見込額相当額の貸倒引当金を計上しております。 (延滞債権) 延滞債権とは、破綻先債権以外の未収利息不計上貸付金であります。ただし、債務者の経営再建又は支援を図ることを目的として、金利の減免や長期分割などによって、債務者に有利となる取り決めを行った債権のうち、定期的に入金されているものを除きます。 (3ヵ月以上延滞債権) 3ヵ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3ヵ月以上延滞している営業貸付金であり、破綻先債権及び延滞債権に該当しないものであります。 (貸出条件緩和債権) 貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免や長期分割などによって、債務者に有利となる取り決めを行った債権のうち、定期的に入金されている営業貸付金であり、破綻先債権、延滞債権及び3ヵ月以上延滞債権に該当しないものであります。	なお、上記それぞれの概念は次のとおりであります。 (破綻先債権) 同左 (延滞債権) 同左 (3ヵ月以上延滞債権) 同左 (貸出条件緩和債権) 同左
※9 営業貸付金に係る貸出コミットメント 営業貸付金のうち、1,445,473百万円は、リボルビング契約によるものであります。同契約は、顧客からの申し出を超えない範囲で一定の利用限度枠を決めておき、利用限度額の範囲で反復して追加借入ができる契約であります。 同契約に係る融資未実行残高は、4,228,628百万円(有担保リボルビング契約22,897百万円を含む。)であります。 なお、同契約には、顧客の信用状況の変化、その他当社グループが必要と認めた事由があるときは契約後も随時契約の見直し、与信保全上の措置等を講じております。 また、この融資未実行残高には、残高がない顧客や契約締結後一度も貸出実行の申し出がない顧客も含まれており、融資実行されずに終了するものも多くあることから、融資未実行残高そのものが、必ずしも当社の将来のキャッシュ・フローに影響を与えるものではありません。	※9 営業貸付金に係る貸出コミットメント 営業貸付金のうち、1,496,119百万円は、リボルビング契約によるものであります。同契約は、顧客からの申し出を超えない範囲で一定の利用限度枠を決めておき、利用限度額の範囲で反復して追加借入ができる契約であります。 同契約に係る融資未実行残高は、4,784,928百万円(有担保リボルビング契約31,451百万円を含む。)であります。 なお、同契約には、顧客の信用状況の変化、その他当社グループが必要と認めた事由があるときは契約後も随時契約の見直し、与信保全上の措置等を講じております。 また、この融資未実行残高には、残高がない顧客や契約締結後一度も貸出実行の申し出がない顧客も含まれており、融資実行されずに終了するものも多くあることから、融資未実行残高そのものが、必ずしも当社の将来のキャッシュ・フローに影響を与えるものではありません。

前連結会計年度 (平成15年3月31日)	当連結会計年度 (平成16年3月31日)
※10 当社の発行済株式総数は、普通株式94,690,000株であります。 ※11 連結会社が保有する自己株式の数は、普通株式221,638株であります。	※10 当社の発行済株式総数は、普通株式94,690,000株であります。 ※11 連結会社が保有する自己株式の数は、普通株式222,866株であります。

（連結損益計算書関係）

前連結会計年度 （自 平成14年4月 1日 至 平成15年3月31日）	当連結会計年度 （自 平成15年4月 1日 至 平成16年3月31日）
※1 固定資産評価損の内訳は、次のとおりであります。 建物及び構築物 74 百万円 土地 464 機械装置 1 計 540	——
※2 固定資産売却損の内訳は、次のとおりであります。 建物及び構築物 277 百万円 土地 94 その他（器具備品他） 2 計 374	※2 固定資産売却損の内訳は、次のとおりであります。 建物及び構築物 3 百万円 土地 13 その他（電話加入権他） 243 計 259
※3 子会社株式取得時に存在した子会社の税務上の繰越欠損金のうち、子会社において取得後、繰延税金資産計上した額に対応する部分を一時償却したものであります。	※3 同左

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自 平成14年4月 1日 至 平成15年3月31日）	当連結会計年度 （自 平成15年4月 1日 至 平成16年3月31日）
※1 現金及び現金同等物の連結会計年度末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定 132,296 百万円 預入期間が3ヵ月を超える定期預金 △653 現金及び現金同等物 131,643	※1 現金及び現金同等物の連結会計年度末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定 99,163 百万円 預入期間が3ヵ月を超える定期預金 △833 現金及び現金同等物 98,329
※2 株式交換等により新たに連結子会社となった株式会社シティグリーン及び株式会社シティズの資産及び負債の主な内訳 流動資産 37,189 百万円 固定資産 2,808 連結調整勘定 2,493 流動負債 △20,072 固定負債 △4,784 株式会社シティグリーン株式及び株式会社シティズ株式の取得価額 17,634 株式交換による新株式発行価額 △10,078 差引：株式会社シティグリーン及び株式会社シティズの株式取得のための支出 7,556	——
3 その他の非資金取引 株式会社シティグリーンを完全子会社とするため、商法第358条の規定に基づく簡易株式交換方式により新株式1,314,000株を発行しました。これにより次の金額が増加しております。 新株発行による資本準備金増加額 10,078 百万円	——

(リース取引関係)

前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)

前連結会計年度(自 平成14年4月1日 至 平成15年3月31日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引は次のとおりであります。

① リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
建物及び構築物	0	0	0
機械装置及び車両	388	249	139
器具備品	33,096	22,756	10,340
計	33,486	23,006	10,479

② 未経過リース料期末残高相当額

1年以内	6,124 百万円
1年超	7,751
計	13,876

③ 当連結会計年度の支払リース料、減価償却費相当額および支払利息相当額

支払リース料	7,721 百万円
減価償却費相当額	7,038
支払利息相当額	361

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする級数法によっております。

⑤ 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2 オペレーティング・リース取引

未経過リース料

1年以内	110 百万円
1年超	324
計	435

当連結会計年度(自 平成15年4月1日 至 平成16年3月31日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引は次のとおりであります。

① リース物件の取得価額相当額、減価償却累計額相当額および期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
建物及び構築物	9	1	7
機械装置及び車両	480	327	153
器具備品	27,600	18,648	8,951
計	28,090	18,977	9,112

② 未経過リース料期末残高相当額

1年以内	4,729 百万円
1年超	4,497
計	9,226

③ 当連結会計年度の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	6,460 百万円
減価償却費相当額	6,214
支払利息相当額	207

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする級数法によっております。なお、当連結会計年度より、減価償却費相当額の算定方法を級数法から定額法へと変更しております。この結果、減価償却累計額相当額が1,875百万円少なく、減価償却費相当額が703百万円多くなっております。

⑤ 利息相当額の算定方法

同左

2 オペレーティング・リース取引

未経過リース料

1年以内	104 百万円
1年超	221
計	325

（有価証券関係）

前連結会計年度（自 平成14年4月1日　至 平成15年3月31日）

1　その他有価証券で時価のあるもの

区分	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの			
① 株式	1,665	1,831	165
② 債券	130	130	0
小計	1,795	1,961	165
連結貸借対照表計上額が取得原価を超えないもの			
株式	5,445	4,490	△954
小計	5,445	4,490	△954
合計	7,241	6,452	△789

2　当連結会計年度中に売却したその他有価証券

売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
1,605	212	5

3　時価のない主な有価証券の内容及び連結貸借対照表計上額

（1）その他有価証券

内容	連結貸借対照表計上額（百万円）
① 非上場株式（店頭売買株式を除く）	3,154
② その他	2,159

4　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

区分	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
その他有価証券				
債券				
国債・地方債等	10	120	—	—
その他	499	—	—	—

当連結会計年度(自 平成15年4月1日　至 平成16年3月31日)

1　その他有価証券で時価のあるもの

区分	取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)
連結貸借対照表計上額が取得原価を超えるもの			
① 株式	5,148	12,685	7,537
② 債券	120	120	0
小計	5,268	12,805	7,537
連結貸借対照表計上額が取得原価を超えないもの			
株式	1,635	1,289	△345
小計	1,635	1,289	△345
合計	6,903	14,095	7,191

2　当連結会計年度中に売却したその他有価証券

売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
2,045	738	43

3　時価のない主な有価証券の内容及び連結貸借対照表計上額

(1) その他有価証券

内容	連結貸借対照表計上額(百万円)
① 非上場株式(店頭売買株式を除く)	1,522
② その他	1,500

4　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

区分	1年以内(百万円)	1年超5年以内(百万円)	5年超10年以内(百万円)	10年超(百万円)
その他有価証券				
債券				
国債・地方債等	120	—	—	—
その他	—	—	—	—

（デリバティブ取引関係）
1 取引の状況に関する事項

前連結会計年度 （自 平成14年4月 1日 至 平成15年3月31日）	当連結会計年度 （自 平成15年4月 1日 至 平成16年3月31日）
(1) 取引の内容及び利用目的等 変動金利支払いの借入金について、将来の金利変動リスクを回避する目的で金利スワップ取引を、将来の取引市場での金利上昇が支払利息に及ぼす影響を一定の範囲に限定する目的で金利キャップ取引を利用しております。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 ① ヘッジ手段とヘッジ対象 ヘッジ手段　金利スワップ取引及び金利キャップ取引 ヘッジ対象　市場金利等の変動によりキャッシュ・フローが変動するもの（変動金利の借入金及び社債） ② ヘッジ方針 総調達に占める固定金利建て調達の比率を一定の割合に維持するものであります。 ③ ヘッジの有効性評価の方法 過去10年間の変動の累計を比率分析する方法により有効性の判断を行っております。	(1) 取引の内容及び利用目的等 同左
(2) 取引に対する取組方針 デリバティブ取引を行う場合、原則として実需を伴う取引に限定しており、短期的な売買差益を獲得する目的のために単独でデリバティブ取引を利用することは行わない方針であります。	(2) 取引に対する取組方針 同左
(3) 取引に係るリスクの内容 金利スワップ取引については、将来の金利変動によるリスクがあります。また金利キャップ取引については、契約時に支払ったプレミアム以上のリスクは被らないものであります。 なお、デリバティブ取引の契約先は、信用ある国内外の大手金融機関であるため、相手方の契約不履行による信用リスクはないと判断しております。	(3) 取引に係るリスクの内容 同左
(4) 取引に係るリスク管理体制 金利関連における金利スワップ取引及び金利キャップ取引は、当社の「職務権限規定」に基づき、財務本部の担当役員が起案し取締役会で承認を得て決定し、別に定める「リスク管理マニュアル」に基づき管理しております。 為替予約を付したインパクトローン取引についても、当社の「職務権限規定」で定められた権限に基づき決定しております。 これらの取引の実行は財務本部がおこない、取引の運用状況の管理は財務部内の相互牽制と経理部への報告により、行っております。	(4) 取引に係るリスク管理体制 同左
(5) 「取引の時価等に関する事項」についての補足説明 「取引の時価等に関する事項」における契約額等は、この金額自体がデリバティブ取引に係る市場リスク量を示すものではありません。	(5) 「取引の時価等に関する事項」についての補足説明 同左

2 取引の時価等に関する事項

前連結会計年度	当連結会計年度
すべてヘッジ会計を適用しているため、該当事項はありません。	同左

（退職給付関係）

前連結会計年度 （自 平成14年4月 1日 至 平成15年3月31日）	当連結会計年度 （自 平成15年4月 1日 至 平成16年3月31日）
1　当社及び連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けております。	1　同左
2　退職給付債務に関する事項 イ 退職給付債務　△22,411 百万円 ロ 年金資産　13,661 ハ 未認識過去勤務債務　△1,231 ニ 未認識数理計算上の差異　2,357 ホ 連結貸借対照表計上額純額　△7,623 ヘ 前払年金費用　12 ト 退職給付引当金　△7,636	2　退職給付債務に関する事項 イ 退職給付債務　△14,511 百万円 ロ 年金資産　10,919 ハ 未認識過去勤務債務　― ニ 未認識数理計算上の差異　1,212 ホ 連結貸借対照表計上額純額　△2,379 ヘ 前払年金費用　37 ト 退職給付引当金　△2,417
3　退職給付費用に関する事項 イ 勤務費用（注）　1,486 百万円 ロ 利息費用　503 ハ 期待運用収益　△264 ニ 過去勤務債務の費用処理額　△162 ホ 数理計算上の差異の費用処理額　1,623 ヘ 退職給付費用　3,186 （注）厚生年金基金に対する従業員拠出額を控除しております。	3　退職給付費用に関する事項 イ 勤務費用（注）　1,168 百万円 ロ 利息費用　306 ハ 期待運用収益　△146 ニ 過去勤務債務の費用処理額　△549 ホ 数理計算上の差異の費用処理額　△98 ヘ 退職給付費用　679 （注）厚生年金基金に対する従業員拠出額を控除しております。
4　退職給付債務等の計算の基礎に関する事項 イ 退職給付見込額の期間配分方法　期間定額基準 ロ 割引率　1.5～2.5% ハ 期待運用収益率　1.5～2.5% ニ 数理計算上の差異の処理年数 主として発生年度における一括費用処理 当社 ……………… 発生年度における一括費用処理 子会社の一部 … 発生年度の翌事業年度より10年で費用処理 ホ 過去勤務債務の処理年数 主として発生年度における一括費用処理 当社 ……………… 発生年度における一括費用処理 子会社の一部 … 発生年度の翌事業年度より10年で費用処理	4　退職給付債務等の計算の基礎に関する事項 イ 退職給付見込額の期間配分方法　同左 ロ 割引率　1.5～2.5% ハ 期待運用収益率　1.5～2.0% ニ 数理計算上の差異の処理年数 同左 ホ 過去勤務債務の処理年数 同左

（税効果会計関係）

前連結会計年度（平成15年3月31日）			当連結会計年度（平成16年3月31日）		
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳			1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		
繰延税金資産（流動）			繰延税金資産（流動）		
貸倒引当金繰入限度超過額	9,008	百万円	貸倒引当金繰入限度超過額	7,930	百万円
貸倒損失否認額	8,344		貸倒損失否認額	11,115	
繰越欠損金	3,089		繰越欠損金	5,378	
未払事業税	2,106		未払事業税	1,521	
賞与引当金繰入限度超過額	1,336		賞与引当金繰入限度超過額	1,575	
未収利息不計上額	1,427		未収利息不計上額	1,928	
その他	436		その他	295	
繰延税金資産（流動）小計	25,748		繰延税金資産（流動）小計	29,746	
評価性引当額	△151		評価性引当額	△429	
繰延税金負債（流動）との相殺額	△15		繰延税金負債（流動）との相殺額	△6	
繰延税金資産（流動）合計	25,582		繰延税金資産（流動）合計	29,311	
繰延税金資産（固定）			繰延税金資産（固定）		
繰越欠損金	20,785	百万円	繰越欠損金	14,278	百万円
退職給付引当金繰入額	3,063		退職給付引当金繰入額	966	
貸倒引当金繰入限度超過額	1,948		貸倒引当金繰入限度超過額	712	
減価償却資産償却限度超過額	1,758		減価償却資産償却限度超過額	2,453	
その他	2,283		その他	2,306	
繰延税金資産（固定）小計	29,839		繰延税金資産（固定）小計	20,717	
評価性引当額	△13,243		評価性引当額	△2,914	
繰延税金負債（固定）との相殺額	△5		繰延税金負債（固定）との相殺額	△3,020	
繰延税金資産（固定）合計	16,591		繰延税金資産（固定）合計	14,782	
繰延税金資産合計	42,174		繰延税金資産合計	44,093	
繰延税金負債（流動）			繰延税金負債（流動）		
その他	△15	百万円	その他	△6	百万円
繰延税金負債（流動）合計	△15		繰延税金負債（流動）合計	△6	
繰延税金資産（流動）との相殺額	15		繰延税金資産（流動）との相殺額	6	
繰延税金負債（流動）合計	—		繰延税金負債（流動）合計	—	
繰延税金負債（固定）			繰延税金負債（固定）		
その他	△5		その他有価証券評価差額金	△3,004	
繰延税金負債（固定）合計	△5		その他	△15	
繰延税金資産（固定）との相殺額	5		繰延税金負債（固定）合計	△3,020	
繰延税金負債（固定）合計	—		繰延税金資産（固定）との相殺額	3,020	
繰延税金負債合計	—		繰延税金負債（固定）合計	—	
			繰延税金負債合計	—	

前連結会計年度 (平成15年3月31日)	当連結会計年度 (平成16年3月31日)
2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳 法定実効税率　41.9％ (調整) 留保金課税　5.9 住民税均等割　0.3 損金に算入されない連結調整勘定償却額　1.4 評価性引当額の増減額　△5.9 法定実効税率変更による影響額　0.5 その他　△0.0 税効果会計適用後の法人税等の負担率　44.1 3　平成15年3月31日「地方税法等の一部を改正する法律」が公布され、平成16年4月1日以降の事業年度から法人事業税に外形標準課税制度の導入が確定したことにともない、当連結会計年度において平成16年4月以降に解消される一時差異について、改正後の税率に基づく法定実効税率により繰延税金資産の見直しをおこなっております。 なお、この見直しにより繰延税金資産の金額が580百万円減少し、当連結会計年度において費用処理した法人税等調整額は568百万円増加しております。	2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳 法定実効税率　41.9％ (調整) 留保金課税　4.9 住民税均等割　0.4 損金に算入されない連結調整勘定償却額　2.8 評価性引当額の増減額　△9.7 情報通信機器等の税額控除　△1.8 その他　1.0 税効果会計適用後の法人税等の負担率　39.5 ――――

（セグメント情報）

【事業の種類別セグメント情報】
前連結会計年度（自　平成14年4月1日　至　平成15年3月31日）
全セグメントの営業収益の合計、営業利益及び資産の金額の合計額に占める「金融事業」の割合が、いずれも90%を超えているため、事業の種類別セグメント情報の記載を省略しております。

当連結会計年度（自　平成15年4月1日　至　平成16年3月31日）
全セグメントの営業収益の合計、営業利益及び資産の金額の合計額に占める「金融事業」の割合が、いずれも90%を超えているため、事業の種類別セグメント情報の記載を省略しております。

【所在地別セグメント情報】
前連結会計年度（自　平成14年4月1日　至　平成15年3月31日）
当連結会計年度において、本邦以外の国又は地域に所在する連結子会社及び重要な在外支店がないため、該当事項はありません。

当連結会計年度（自　平成15年4月1日　至　平成16年3月31日）
当連結会計年度において、本邦以外の国又は地域に所在する連結子会社及び重要な在外支店がないため、該当事項はありません。

【海外売上高】
前連結会計年度（自　平成14年4月1日　至　平成15年3月31日）
当連結会計年度において、海外売上高がないため、該当事項はありません。

当連結会計年度（自　平成15年4月1日　至　平成16年3月31日）
当連結会計年度において、海外売上高がないため、該当事項はありません。

【関連当事者との取引】

前連結会計年度(自　平成14年4月1日　至　平成15年3月31日)
1　役員及び個人主要株主等

属性	会社等の名称	住所	資本金又は出資金	事業の内容又は職業	議決権の所有(被所有)割合(%)	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
役員	福田吉孝	—	—	当社代表取締役社長	(被所有)直接　26.14	土地の賃借	14(注)1	—	—
	福田吉孝	—	—	(株)京都データセンター代表取締役社長	同上	個人信用情報照会料の支払	69(注)2	—	—

(注) 1 西院ビル用地として使用しており、取引金額は不動産鑑定士の鑑定価格に基づいております。
2 (株)京都データセンターとの取引は、いわゆる第三者のための取引であります。
3 取引金額には消費税等を含んでおりません。

当連結会計年度(自　平成15年4月1日　至　平成16年3月31日)
1　役員及び個人主要株主等

属性	会社等の名称	住所	資本金又は出資金	事業の内容又は職業	議決権の所有(被所有)割合(%)	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
役員	福田吉孝	—	—	当社代表取締役社長	(被所有)直接　26.07	土地の賃借	14(注)1	—	—
	福田吉孝	—	—	(株)京都データセンター代表取締役社長	同上	個人信用情報照会料の支払	163(注)2	—	—

(注) 1 西院ビル用地として使用しており、取引金額は不動産鑑定士の鑑定価格に基づいております。
2 (株)京都データセンターとの取引は、いわゆる第三者のための取引であります。
3 取引金額には消費税等を含んでおりません。

（1株当たり情報）

	前連結会計年度	当連結会計年度
1株当たり純資産額	5,143円45銭	5,794円58銭
1株当たり当期純利益	637円59銭	660円98銭
潜在株式調整後1株当たり当期純利益	潜在株式調整後1株当たり当期純利益については、連結会計年度末において希薄化効果を有しないため記載しておりません。 当連結会計年度より「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 なお、同会計基準及び適用指針を前連結会計年度に適用した場合の（1株当たり情報）については、以下のとおりであります。 1株当たり純資産額 4,521円91銭 1株当たり当期純利益 388円85銭 潜在株式調整後 1株当たり当期純利益 —	潜在株式調整後1株当たり当期純利益については、連結会計年度末において希薄化効果を有しないため記載しておりません。

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎

項目	前連結会計年度 （自 平成14年4月1日 至 平成15年3月31日）	当連結会計年度 （自 平成15年4月1日 至 平成16年3月31日）
当期純利益	59,910百万円	62,548百万円
普通株主に帰属しない金額	98百万円	106百万円
（うち利益処分による役員賞与金）	98百万円	106百万円
普通株式に係る当期純利益	59,812百万円	62,441百万円
普通株式の期中平均株式数	93,810,102株	94,467,918株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含まれなかった潜在株式の概要	自己株式取得方式による ストック・オプション 209,000株	自己株式取得方式による ストック・オプション 204,000株

（重要な後発事象）

前連結会計年度	当連結会計年度
――	当社は平成16年6月16日付で、株式会社ワイド（社長：柳　光五）の全発行済株式を取得する株式譲渡契約を締結いたしました。 これは当社の「リテール分野における総合金融企業グループ」を目指す経営戦略のもと、株式会社ワイドを当社グループの一員として迎えることにより、更なる経営効率化と収益向上を実現し、当社グループの業績向上を図ることを目的としたものであります。

商号	株式会社ワイド
本社所在地	栃木県宇都宮市
代表取締役社長	柳　光五
設立年月日	昭和59年5月
主な事業内容	消費者金融業
総資産（注）	106,693百万円 （平成16年3月31日現在）
純資産	12,461百万円 （平成16年3月31日現在）
資本金	2,555百万円 （平成16年3月31日現在）
株主の状況	斎藤　成　他
株式取得の時期	平成16年6月30日
取得する株式の数	32,135株
取得後の持分比率	100%

（注）債権の流動化によりオフバランス処理された営業貸付金36,811百万円を含んでおります。

⑤【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高(百万円)	当期末残高(百万円)	利率(%)	担保	償還期限
当社	第６回無担保普通社債	平成 11年 7月28日	10,000	10,000 (10,000)	年2.530	無担保	平成 16年 7月28日
	第７回無担保普通社債	平成 11年 9月13日	15,000	15,000	年3.270	無担保	平成 18年 9月13日
	第８回無担保普通社債	平成 11年11月30日	8,000	8,000	年3.280	無担保	平成 21年11月30日
	第９回無担保普通社債	平成 11年12月24日	15,000	15,000 (15,000)	年2.090	無担保	平成 16年12月24日
	第10回無担保普通社債	平成 12年 2月10日	10,000	10,000	年3.000	無担保	平成 22年 2月10日
	第11回無担保普通社債	平成 12年 4月28日	20,000	20,000	年2.510	無担保	平成 19年 4月27日
	第12回無担保普通社債	平成 12年 6月28日	10,000	10,000	年2.930	無担保	平成 22年 6月28日
	第13回無担保普通社債	平成 12年 8月 9日	10,000	10,000	年1.860	無担保	平成 17年 8月 9日
	第14回無担保普通社債	平成 12年 9月28日	10,000	—	年1.730	無担保	平成 15年 9月26日
	第15回無担保普通社債	平成 12年12月 5日	10,000	—	年2.000	無担保	平成 15年12月 5日
	第16回無担保普通社債	平成 12年12月 5日	10,000	10,000 (10,000)	年2.300	無担保	平成 16年12月 3日
	第17回無担保普通社債	平成 12年12月 8日	35,000	35,000 (35,000)	年2.300	無担保	平成 16年12月 8日
	第18回無担保普通社債	平成 13年 1月26日	10,000	—	年2.000	無担保	平成 16年 1月26日
	第19回無担保普通社債	平成 13年 1月26日	35,000	—	年2.000	無担保	平成 16年 1月26日
	第21回無担保普通社債	平成 13年 3月23日	10,000	10,000 (10,000)	年2.000	無担保	平成 16年 9月20日
	第22回無担保普通社債	平成 13年 3月23日	10,000	10,000 (10,000)	年2.000	無担保	平成 16年 9月20日
	第23回無担保普通社債	平成 13年 4月25日	20,000	20,000	年2.170	無担保	平成 18年 4月25日
	第24回無担保普通社債	平成 13年 5月16日	20,000	20,000	年1.750	無担保	平成 17年 5月16日
	第25回無担保普通社債	平成 13年 6月11日	15,000	15,000	年2.480	無担保	平成 20年 6月11日
	第26回無担保普通社債	平成 13年 6月12日	15,000	15,000	年1.700	無担保	平成 18年 6月12日
	第27回無担保普通社債	平成 14年 2月22日	10,000	10,000	年2.000	無担保	平成 18年 2月22日
	第28回無担保普通社債	平成 14年 4月23日	20,000	20,000	年2.000	無担保	平成 17年10月21日
	第29回無担保普通社債	平成 14年 6月12日	10,000	10,000	年1.850	無担保	平成 19年 6月12日
	第30回無担保普通社債	平成 14年 9月30日	13,000	13,000	年1.660	無担保	平成 19年 9月28日
	第31回無担保普通社債	平成 14年10月28日	10,000	10,000	年2.180	無担保	平成 21年10月28日
	第32回無担保普通社債	平成 14年12月20日	18,500	18,500	年1.300	無担保	平成 18年12月20日
	第33回無担保普通社債	平成 15年 1月31日	10,000	10,000	年1.980	無担保	平成 21年 1月30日
	第34回無担保普通社債	平成 15年 2月28日	15,000	15,000	年1.620	無担保	平成 20年 2月28日
	第35回無担保普通社債	平成 15年 4月 4日	—	30,000	年0.800	無担保	平成 17年 7月28日
	第36回無担保普通社債	平成 15年 5月28日	—	10,000	年1.250	無担保	平成 22年 5月28日
	第37回無担保普通社債	平成 15年 5月28日	—	10,000	年1.740	無担保	平成 25年 5月28日
	第38回無担保普通社債	平成 15年10月17日	—	10,000	年1.320	無担保	平成 20年10月17日
	第39回無担保普通社債	平成 16年 1月26日	—	10,000	年1.070	無担保	平成 20年 1月25日
	2003年満期ユーロ円建普通社債	平成 10年 7月14日	9,500	—	年3.650	無担保	平成 15年 7月14日
	2006年満期ユーロ円建普通社債	平成 11年 5月20日	15,000	12,500	年1.800 (注)1	無担保	平成 18年 5月22日
	EMTN SERIES NUMBER 3	平成 12年 6月 5日	15,000	15,000	年3.500	無担保	平成 27年 6月 5日
	EMTN SERIES NUMBER 4	平成 13年 3月19日	3,000	3,000	年3.000	無担保	平成 20年 3月19日
	EMTN SERIES NUMBER 5	平成 14年 1月29日	1,000	1,000	年2.210	無担保	平成 19年 1月29日
	EMTN SERIES NUMBER 6	平成 15年 2月20日	4,000	4,000	年0.860	無担保	平成 17年 4月20日
株式会社ライフ	第１回無担保普通社債	平成 16年 3月17日	—	10,000	年1.440	無担保	平成 21年 3月17日
	合計	—	452,000	455,000 (90,000)	—	—	—

(注) 1 2006年満期ユーロ円建普通社債の利率は変動(3ヶ月円LIBOR+スプレッド)であり期末時点での利率を表示しております。

2 当期末残高の()内の金額は内数であり、連結貸借対照表日の翌日から起算して一年以内の償還予定のもので、連結貸借対照表上、流動負債の部に記載しております。

3 連結決算日後5年内における1年ごとの償還予定額は、次のとおりであります。

1年以内(百万円)	1年超2年以内(百万円)	2年超3年以内(百万円)	3年超4年以内(百万円)	4年超5年以内(百万円)
90,000	94,000	82,000	71,000	45,000

【借入金等明細表】

区分	前期末残高 (百万円)	当期末残高 (百万円)	平均利率 (%)	返済期限
短期借入金	55,365	57,034	1.70	—
1年以内に返済予定の長期借入金	416,152	408,204	1.90	—
長期借入金(1年以内に返済予定のものを除く)	567,950	588,572	1.74	平成17年4月から 平成21年9月まで
その他の有利子負債 コマーシャルペーパー (1年以内)	13,500	5,000	0.24	—
合計	1,052,968	1,058,811	1.79	—

(注)1　長期借入金(1年以内に返済予定のものを除く)の連結貸借対照表日後5年内における1年ごとの返済予定額は以下のとおりであります。

区分	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
長期借入金(百万円)	309,476	185,230	69,576	20,816

2「平均利率」は、期末借入金残高に対する加重平均利率を記載しております。

(2)【その他】

該当事項はありません。

(2) 単体財務諸表

① 貸借対照表

区分	注記番号	前事業年度 (平成15年3月31日) 金額(百万円)		構成比(%)	当事業年度 (平成16年3月31日) 金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			84,485			60,425	
2 営業貸付金	※1 2, 4, 7		1,413,340			1,451,638	
3 有価証券			10			—	
4 販売用不動産	※1		335			181	
5 前払費用			3,608			3,687	
6 繰延税金資産			12,437			13,629	
7 未収収益			11,021			11,501	
8 短期貸付金	※3		30,183			20,178	
9 その他	※1		28,911			21,150	
貸倒引当金			△70,479			△81,693	
流動資産合計			1,513,856	79.4		1,500,700	80.3
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物		18,128			23,302		
減価償却累計額		△9,787	8,341		△10,893	12,409	
(2) 構築物		4,756			4,751		
減価償却累計額		△2,443	2,312		△2,707	2,044	
(3) 機械装置		18			161		
減価償却累計額		△7	11		△24	137	
(4) 器具備品		10,750			15,024		
減価償却累計額		△4,437	6,313		△5,640	9,383	
(5) 土地			5,612			5,612	
(6) 建設仮勘定			3,093			57	
有形固定資産合計			25,685	1.4		29,643	1.6
2 無形固定資産							
(1) ソフトウェア			7,606			10,404	
(2) 電話加入権			592			446	
(3) その他			1			9	
無形固定資産合計			8,200	0.4		10,860	0.6

		前事業年度（平成15年3月31日）			当事業年度（平成16年3月31日）		
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
3　投資その他の資産							
(1)　投資有価証券	※1		7,538			14,323	
(2)　関係会社株式			114,264			114,864	
(3)　出資金			2,346			1,718	
(4)　破産更生債権等	※4		16,905			22,925	
(5)　長期貸付金			16,720			1,120	
(6)　株主・従業員長期貸付金			32			22	
(7)　関係会社長期貸付金			165,380			157,086	
(8)　長期前払費用			3,519			4,774	
(9)　繰延税金資産			5,166			769	
(10)敷金及び保証金			8,311			8,118	
(11)繰延ヘッジ損失			33,674			18,974	
(12)その他			2,421			1,984	
貸倒引当金			△18,348			△18,264	
投資その他の資産合計			357,934	18.8		328,417	17.5
固定資産合計			391,820	20.6		368,921	19.7
Ⅲ　繰延資産							
社債発行費			535			453	
繰延資産合計			535	0.0		453	0.0
資産合計			1,906,211	100.0		1,870,075	100.0

区分	注記番号	前事業年度（平成15年3月31日）金額（百万円）		構成比（%）	当事業年度（平成16年3月31日）金額（百万円）		構成比（%）
（負債の部）							
Ⅰ 流動負債							
1 支払手形			4,286			4,161	
2 買掛金			2			—	
3 短期借入金	※1		14,000			8,500	
4 一年以内償還予定社債			74,500			90,000	
5 一年以内返済予定長期借入金	※1		373,376			327,815	
6 コマーシャルペーパー			13,000			—	
7 未払金			5,229			5,918	
8 未払法人税等			37,127			24,660	
9 未払費用			4,762			4,669	
10 預り金			386			387	
11 前受収益			3			2	
12 賞与引当金			2,266			2,397	
13 その他			314			292	
流動負債合計			529,254	27.8		468,806	25.0
Ⅱ 固定負債							
1 社債			377,500			355,000	
2 長期借入金	※1		492,949			502,413	
3 退職給付引当金			2,331			806	
4 役員退職慰労金引当金			1,109			1,220	
5 金利スワップ			32,119			18,832	
6 その他			112			91	
固定負債合計			906,122	47.5		878,365	47.0
負債合計			1,435,377	75.3		1,347,171	72.0
（資本の部）							
Ⅰ 資本金	※5		83,317	4.4		83,317	4.5
Ⅱ 資本剰余金							
資本準備金		90,225			90,225		
資本剰余金合計			90,225	4.7		90,225	4.8
Ⅲ 利益剰余金							
1 利益準備金		1,566			1,566		
2 任意積立金							
別途積立金		240,922			292,322		
3 当期未処分利益		57,254			53,174		
利益剰余金合計			299,743	15.7		347,062	18.6
Ⅳ その他有価証券評価差額金			△398	△0.0		4,361	0.2
Ⅴ 自己株式	※8		△2,052	△0.1		△2,062	△0.1
資本合計			470,834	24.7		522,904	28.0
負債資本合計			1,906,211	100.0		1,870,075	100.0

② 損益計算書

区分	注記番号	前事業年度 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)		百分比(%)	当事業年度 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)		百分比(%)
Ⅰ 営業収益							
1 営業貸付金利息			315,600	97.2		326,978	97.6
2 その他の金融収益							
(1) 預金利息		10			6		
(2) 有価証券利息		0			1		
(3) 貸付金利息		267			47		
(4) その他		2	280	0.1	3	58	0.0
3 その他の営業収益							
(1) 不動産売上高		306			50		
(2) サービス事業売上高		935			—		
(3) 償却債権回収額		3,896			3,738		
(4) その他		3,652	8,791	2.7	4,150	7,940	2.4
営業収益合計			324,671	100.0		334,977	100.0
Ⅱ 営業費用							
1 金融費用							
(1) 支払利息		22,705			21,284		
(2) 社債利息		9,985			9,903		
(3) その他		2,487	35,178	10.8	2,297	33,485	10.0
2 売上原価							
(1) 不動産売上原価		296			137		
(2) サービス事業売上原価		266	562	0.2	—	137	0.1
3 その他の営業費用							
(1) 広告宣伝費		15,377			13,696		
(2) 支払手数料		9,624			10,832		
(3) 貸倒損失		15,892			9,352		
(4) 貸倒引当金繰入額		70,479			99,871		
(5) 役員報酬		425			453		
(6) 従業員給与手当等		18,916			19,481		
(7) 従業員賞与等		2,125			2,448		
(8) 賞与引当金繰入額		2,266			2,397		
(9) 役員退職慰労金引当金繰入額		74			120		
(10) 福利厚生費		3,234			3,869		
(11) 退職給付費用		2,213			11		
(12) 賃借料		7,539			6,393		
(13) 地代家賃		7,991			7,531		
(14) 消耗品費		1,268			1,859		
(15) 修繕費		3,412			4,085		
(16) 通信費		4,432			4,159		
(17) 保険料		3,673			4,102		
(18) 減価償却費		3,511			4,874		
(19) 消費税等		2,913			3,055		
(20) その他		6,612	181,986	56.1	7,519	206,117	61.5
営業費用合計			217,727	67.1		239,739	71.6
営業利益			106,944	32.9		95,238	28.4

区分	注記番号	前事業年度 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)		百分比(%)	当事業年度 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)		百分比(%)
Ⅲ 営業外収益							
1 貸付金利息	※5	4,364			3,839		
2 受取配当金		76			62		
3 保険配当金		215			192		
4 匿名組合出資益	※1	143			10		
5 雑収入		462	5,262	1.6	471	4,576	1.4
Ⅳ 営業外費用							
1 貸倒引当金繰入額		4,387			—		
2 販売用不動産評価損		36			17		
3 匿名組合出資損	※6	514			747		
4 雑損失		167	5,106	1.6	117	882	0.3
経常利益			107,100	32.9		98,932	29.5
Ⅴ 特別利益							
1 固定資産売却益	※2	0			—		
2 投資有価証券売却益		211			669		
3 貸倒引当金戻入額		38	250	0.1	2	672	0.2
Ⅵ 特別損失							
1 固定資産売却損	※3	2			243		
2 固定資産除却損	※4	302			385		
3 リース解約損		—			31		
4 貸倒引当金繰入額		4			—		
5 投資有価証券評価損		359			401		
6 関係会社整理損		—			126		
7 敷金解約損		117			88		
8 ゴルフ会員権評価損		6			7		
9 契約解除清算金		—	793	0.2	359	1,643	0.5
税引前当期純利益			106,558	32.8		97,961	29.2
法人税、住民税及び事業税		56,824			44,918		
法人税等調整額		△5,584	51,240	15.8	△43	44,874	13.4
当期純利益			55,317	17.0		53,086	15.8
前期繰越利益			4,731			2,922	
自己株式処分差損			—			0	
中間配当額			2,794			2,834	
当期未処分利益			57,254			53,174	

売上原価明細書

		前事業年度 (自 平成14年4月 1日 至 平成15年3月31日)		当事業年度 (自 平成15年4月 1日 至 平成16年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
Ⅰ 不動産売上原価					
1 販売用不動産購入高		—		—	
2 外注工事費		—		—	
当期増加高		—		—	
期首販売用不動産及び仕掛不動産棚卸高		668		335	
合計		668		335	
期末販売用不動産及び仕掛不動産棚卸高		335		181	
他勘定への振替高	(注)	36		17	
当期不動産売上原価		296		137	
Ⅱ サービス事業売上原価					
1 材料費		238	89.5	—	
2 労務費		22	8.5	—	
3 経費		5	2.0	—	
当期サービス事業売上原価		266	100.0	—	

(注) 低価法による評価損であります。

③ 利益処分計算書

株主総会承認年月日		前事業年度 (平成15年6月26日)		当事業年度 (平成16年6月25日)	
区分	注記番号	金額(百万円)		金額(百万円)	
Ⅰ 当期未処分利益			57,254		53,174
Ⅱ 利益処分額					
1 配当金		2,834		2,834	
2 役員賞与金		98		106	
(うち監査役賞与金)		(4)		(4)	
3 任意積立金					
別途積立金		51,400	54,332	44,500	47,440
Ⅲ 次期繰越利益			2,922		5,733

(注) 前事業年度は、平成14年12月10日に2,794百万円(1株につき30円00銭)の中間配当を行いました。
当事業年度は、平成15年12月10日に2,834百万円(1株につき30円00銭)の中間配当を行いました。
なお、日付は株主総会承認日であります。

重要な会計方針

項目	前事業年度 (自 平成14年4月 1日 至 平成15年3月31日)	当事業年度 (自 平成15年4月 1日 至 平成16年3月31日)
1 有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は、移動平均法により算定しております) 時価のないもの 移動平均法による原価法	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 時価のあるもの 同左 時価のないもの 同左
2 たな卸資産の評価基準及び評価方法	販売用不動産 個別法による低価法	販売用不動産 同左
3 固定資産の減価償却の方法	(1) 有形固定資産　定率法 なお、主な耐用年数は次のとおりであります。 建物及び構築物　3～50年 機械装置　13～15年 器具備品　3～20年 (2) 無形固定資産 ソフトウェア　社内における利用可能期間(5年)に基づく定額法 その他　定額法	(1) 有形固定資産 同左 (2) 無形固定資産 同左
4 繰延資産の処理方法	社債発行費 社債の償還期限内または商法に規定する最長期間(3年間)のいずれか短い期間で均等償却しております。	社債発行費 社債の償還期限内または商法施行規則に規定する最長期間(3年間)のいずれか短い期間で均等償却しております。
5 外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務については、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	―――
6 引当金の計上基準		
(1) 貸倒引当金	営業貸付金等の債権の貸倒れに備えるため、一般債権については、貸倒実績率等を勘案し必要と認められる額を、貸倒懸念債権等特定の債権については、個別に回収可能性を検討し、回収不能見込額を計上しております。	同左
(2) 賞与引当金	従業員に対して支給する賞与の支出に備えるため、将来の支給見込額のうち当期の負担額を計上しております。	同左

項目	前事業年度 (自 平成14年4月1日 至 平成15年3月31日)	当事業年度 (自 平成15年4月1日 至 平成16年3月31日)
(3) 退職給付引当金	従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 なお、数理計算上の差異及び過去勤務債務については、発生事業年度において一括費用処理しております。	従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 なお、数理計算上の差異及び過去勤務債務については、発生事業年度において一括費用処理しております。 (追加情報) 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年9月25日に厚生労働大臣から将来分支給義務免除の認可を受けました。 当事業年度末日現在において測定された返還相当額(最低責任準備金)は2,509百万円であり、当該返還相当額(最低責任準備金)の支払が当事業年度末日に行われたと仮定して「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第44-2項を適用した場合に生じる損益の見込額は263百万円であります。
(4) 役員退職慰労金引当金	役員の退職慰労金の支出に備えるため、役員退職慰労金支給規定に基づく期末要支給額を計上しております。	同左
7 収益及び費用の計上基準	営業貸付金利息は発生基準により計上しております。 なお、「営業貸付金」に係る未収利息については、利息制限法利率又は当社約定利率のいずれか低い方により計上しております。	同左
8 リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
9 ヘッジ会計の方法		
① ヘッジ会計の方法	繰延ヘッジ処理によっております。ただし、金利スワップの特例処理の要件を充たす金利スワップ取引及び金利キャップ取引につきましては、特例処理を採用しております。	同左
② ヘッジ手段とヘッジ対象		
ヘッジ手段	金利スワップ取引及び金利キャップ取引	同左
ヘッジ対象	市場金利等の変動によりキャッシュ・フローが変動するもの(変動金利の借入金及び社債)	同左

項目	前事業年度 (自 平成14年4月 1日 至 平成15年3月31日)	当事業年度 (自 平成15年4月 1日 至 平成16年3月31日)
③ ヘッジ方針	総調達に占める固定金利建て調達の比率を一定の割合に維持するものであります。	同左
④ ヘッジの有効性評価の方法	過去10年間のヘッジ対象とヘッジ手段の相場変動の累計を比率分析する方法により有効性の判断をおこなっております。	同左
10その他の財務諸表作成のための重要な事項		
(1) 借入金に対する利息の会計処理	借入金に対する利息については、金融債権に対応する部分を金融費用(支払利息)とし、その他のものについては営業外費用(支払利息)として処理しております。	同左
(2) レバレッジドリースの会計処理	当社は、平成4年12月に航空機リースを事業とする匿名組合への参加契約(出資金額100百万円、契約期間約13年)を締結しております。この出資額は、貸借対照表上は「出資金」として計上し、また、匿名組合の決算書に基づき当社が負担すべき損失の額は、出資金の額から控除し、出資金を超える額は、「固定負債」の「その他」(85百万円)に計上しております。 なお、当期利益額は、損益計算書上の「雑収入」(18百万円)として計上しております。	当社は、平成4年12月に航空機リースを事業とする匿名組合への参加契約(出資金額100百万円、契約期間約13年)を締結しております。この出資額は、貸借対照表上は「出資金」として計上し、また、匿名組合の決算書に基づき当社が負担すべき損失の額は、出資金の額から控除し、出資金を超える額は、「固定負債」の「その他」(62百万円)に計上しております。 なお、当期利益額は、損益計算書上の「雑収入」(22百万円)として計上しております。
(3) 消費税等の会計処理	消費税等の会計処理は税抜方式によっております。ただし、資産に係る控除対象外消費税等は、「投資その他の資産」の「その他」に計上し、5年間で均等償却しております。	同左

会計処理の変更

前事業年度 (自 平成14年4月1日 至 平成15年3月31日)	当事業年度 (自 平成15年4月1日 至 平成16年3月31日)
(自己株式及び法定準備金の取崩等に関する会計基準) 当事業年度より「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)を適用しております。これによる当事業年度の損益に与える影響はありません。 なお、当事業年度より貸借対照表の資本の部については、改正後の財務諸表等規則により作成しております。 (1株当たり当期純利益に関する会計基準等) 当事業年度より「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。 これによる1株当たり当期純利益に与える影響については、(1株当たり情報)注記事項に記載のとおりであります。	――

表示方法の変更

前事業年度 (自 平成14年4月1日 至 平成15年3月31日)	当事業年度 (自 平成15年4月1日 至 平成16年3月31日)
「匿名組合出資損」は営業外費用の総額の10/100を超えたため、区分掲記することといたしました。なお、前事業年度は営業外費用の「雑損失」に435百万円含まれております。	――

注記事項

（貸借対照表関係）

前事業年度 （平成15年3月31日）	当事業年度 （平成16年3月31日）
※1　担保に供している資産とこれに対応する債務は、次のとおりであります。 (1) 担保に供している資産 営業貸付金　640,484 百万円 販売用不動産　137 投資有価証券　145 計　640,767 (2) 対応する債務 一年以内返済予定長期借入金　218,959 百万円 長期借入金　297,483 計　516,443 当事業年度末における上記金額は、債権の流動化に係るもの(営業貸付金203,482百万円、一年以内返済予定長期借入金27,321百万円、長期借入金96,547百万円)を含んでおります。 なお、以下の事項は上記金額には含まれておりません。 ・短期借入金2,000百万円、一年以内返済予定長期借入金61,330百万円、長期借入金81,470百万円の合計144,800百万円については、借入先からの要求があれば営業貸付金を担保として提供する契約を結んでおります。 ・現金(流動資産「その他」)15,783百万円についてはスワップ取引の担保として差入れております。 ・当社の借入金に対し株式会社マルトーより担保提供(土地等)を受けております。 ※2　個人向無担保貸付金残高1,068,151百万円を含んでおります。 ※3　自由処分権を有する担保受入金融資産及びその時価 譲渡性預金　8,001 百万円 コマーシャルペーパー　19,998 信託受益権　2,000 計　29,999 ※4　営業貸付金および破産更生債権等のうち、不良債権の状況は次のとおりであります。	※1　担保に供している資産とこれに対応する債務は、次のとおりであります。 (1) 担保に供している資産 営業貸付金　650,629 百万円 販売用不動産　124 計　650,754 (2) 対応する債務 一年以内返済予定長期借入金　173,618 百万円 長期借入金　306,023 計　479,641 当事業年度末における上記金額は、債権の流動化に係るもの(営業貸付金259,797百万円、一年以内返済予定長期借入金31,278百万円、長期借入金90,268百万円)を含んでおります。 なお、以下の事項は上記金額には含まれておりません。 ・一年以内返済予定長期借入金65,438百万円、長期借入金69,702百万円の合計135,141百万円については、借入先からの要求があれば営業貸付金を担保として提供する契約を結んでおります。 ・現金(流動資産「その他」)6,153百万円についてはスワップ取引の担保として差入れております。 ・当社の借入金に対し株式会社マルトーより担保提供(土地等)を受けております。 ※2　個人向無担保貸付金残高1,081,057百万円を含んでおります。 ※3　自由処分権を有する担保受入金融資産及びその時価 譲渡性預金　10,000 百万円 コマーシャルペーパー　9,998 計　19,998 ※4　営業貸付金及び破産更生債権等のうち、不良債権の状況は次のとおりであります。

前事業年度

	無担保ローン（百万円）	無担保ローン以外（百万円）	計（百万円）
破綻先債権	2,850	17,488	20,339
延滞債権	14,882	16,951	31,834
3カ月以上延滞債権	8,031	3,186	11,217
貸出条件緩和債権	32,458	58	32,517
計	58,223	37,684	95,908

なお、上記それぞれの概念は次のとおりであります。

当事業年度

	無担保ローン（百万円）	無担保ローン以外（百万円）	計（百万円）
破綻先債権	4,880	21,227	26,107
延滞債権	18,929	23,211	42,141
3カ月以上延滞債権	8,977	3,398	12,375
貸出条件緩和債権	37,155	104	37,260
計	69,943	47,941	117,884

なお、上記それぞれの概念は次のとおりであります。

前事業年度 (平成15年3月31日)	当事業年度 (平成16年3月31日)
(破綻先債権) 破綻先債権とは、元本又は利息の支払の遅延が相当期間継続し、未収利息を計上しなかった貸付金のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている債権であります。なお、破産更生債権等につきましては、債権の個別評価による回収不能見込額相当額の貸倒引当金を計上しております。	(破綻先債権) 同左
(延滞債権) 延滞債権とは、破綻先債権以外の未収利息不計上貸付金であります。ただし、債務者の経営再建又は支援を図ることを目的として、金利の減免や長期分割などによって、債務者に有利となる取り決めを行った債権のうち、定期的に入金されているものを除きます。	(延滞債権) 同左
(3ヵ月以上延滞債権) 3ヵ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3ヵ月以上延滞している営業貸付金であり、破綻先債権及び延滞債権に該当しないものであります。	(3ヵ月以上延滞債権) 同左
(貸出条件緩和債権) 貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免や長期分割などによって、債務者に有利となる取り決めを行った債権のうち、定期的に入金されている営業貸付金であり、破綻先債権、延滞債権及び3ヵ月以上延滞債権に該当しないものであります。	(貸出条件緩和債権) 同左
※5 会社が発行する株式の総数は普通株式373,500,000株、発行済株式の総数は普通株式94,690,000株であります。	※5 会社が発行する株式の総数は普通株式373,500,000株、発行済株式の総数は普通株式94,690,000株であります。
6 保証債務 (1) 提携金融機関等が行っている個人向けローンに係る保証債務残高 10,491 百万円 (2) 提携金融機関等が行っている事業者向けローンに係る保証債務残高 8,535 百万円 (3) 関係会社の借入金等に対する保証債務残高 株式会社マルトー 9,500 百万円	6 保証債務 (1) 提携金融機関等が行っている個人向けローンに係る保証債務残高 25,958 百万円 (2) 提携金融機関等が行っている事業者向けローンに係る保証債務残高 1,358 百万円 (3) 関係会社の借入金等に対する保証債務残高 株式会社マルトー 8,600 百万円

前事業年度 (平成15年3月31日)	当事業年度 (平成16年3月31日)
※7 営業貸付金に係る貸出コミットメント 営業貸付金のうち、1,071,918百万円は、リボルビング契約によるものであります。同契約は、顧客からの申し出を超えない範囲で一定の利用限度枠を決めておき、利用限度額の範囲で反復して追加借入ができる契約であります。 同契約に係る融資未実行残高は、496,447百万円(有担保リボルビング契約20,143百万円を含む。)であります。 なお、同契約には、顧客の信用状況の変化、その他当社が必要と認めた事由があるときは、いつでも減額し、あるいは新たな貸出を中止することができる旨の条項が定められており、契約後も定期的に契約の見直し、与信保全上の措置等を講じております。 また、この融資未実行残高には、残高がない顧客や契約締結後一度も貸出実行の申し出がない顧客も含まれており、融資実行されずに終了するものも多くあることから、融資未実行残高そのものが、必ずしも当社の将来のキャッシュ・フローに影響を与えるものではありません。 ※8 当社が保有する自己株式の数は、普通株式221,638株であります。	※7 営業貸付金に係る貸出コミットメント 営業貸付金のうち、1,083,951百万円は、リボルビング契約によるものであります。同契約は、顧客からの申し出を超えない範囲で一定の利用限度枠を決めておき、利用限度額の範囲で反復して追加借入ができる契約であります。 同契約に係る融資未実行残高は、535,215百万円(有担保リボルビング契約20,565百万円を含む。)であります。 なお、同契約には、顧客の信用状況の変化、その他当社が必要と認めた事由があるときは、いつでも減額し、あるいは新たな貸出を中止することができる旨の条項が定められており、契約後も定期的に契約の見直し、与信保全上の措置等を講じております。 また、この融資未実行残高には、残高がない顧客や契約締結後一度も貸出実行の申し出がない顧客も含まれており、融資実行されずに終了するものも多くあることから、融資未実行残高そのものが、必ずしも当社の将来のキャッシュ・フローに影響を与えるものではありません。 ※8 当社が保有する自己株式の数は、普通株式222,866株であります。 9 配当制限 商法施行規則第124条第3号に規定する資産に時価を付したことにより増加した純資産額は4,361百万円であります。

(損益計算書関係)

前事業年度 (自 平成14年4月 1日 至 平成15年3月31日)	当事業年度 (自 平成15年4月 1日 至 平成16年3月31日)
※1 匿名組合出資益は全額商品ファンドによる運用益ならびに配当金であります。	※1 同左
※2 固定資産売却益の内訳は次のとおりであります。 建物 0 百万円 器具備品 0 計 0	―――
※3 固定資産売却損の内訳は、次のとおりであります。 器具備品 0 百万円 その他 1 計 2	※3 固定資産売却損の内訳は、次のとおりであります。 電話加入権 125 百万円 その他 117 計 243
※4 固定資産除却損の内訳は、次のとおりであります。 建物 181 百万円 構築物 50 器具備品 37 その他 33 計 302	※4 固定資産除却損の内訳は、次のとおりであります。 建物 239 百万円 構築物 39 器具備品 35 その他 70 計 385

前事業年度 (自 平成14年4月 1日 至 平成15年3月31日)	当事業年度 (自 平成15年4月 1日 至 平成16年3月31日)
※5 関係会社に関する事項 貸付金利息 4,345 百万円	※5 関係会社に関する事項 貸付金利息 3,821 百万円
※6 匿名組合出資損は全額商品ファンドに対する評価損であります。	※6 同左

(リース取引関係)

前事業年度 (自 平成14年4月 1日 至 平成15年3月31日)	当事業年度 (自 平成15年4月 1日 至 平成16年3月31日)
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係る注記 ① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係る注記 ① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前事業年度

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
車両	259	191	68
器具備品	22,234	17,172	5,062
計	22,493	17,363	5,130

当事業年度

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
車両	259	206	53
器具備品	17,641	14,131	3,509
計	17,900	14,337	3,562

前事業年度	当事業年度
② 未経過リース料期末残高相当額 1年以内 3,918 百万円 1年超 3,631 計 7,549	② 未経過リース料期末残高相当額 1年以内 2,498 百万円 1年超 1,101 計 3,600
③ 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 5,318 百万円 減価償却費相当額 4,769 支払利息相当額 231	③ 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 3,986 百万円 減価償却費相当額 3,819 支払利息相当額 103
④ 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする級数法によっております。	④ 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。なお、当事業年度より、減価償却費相当額の算定方法を級数法から定額法へと変更しております。結果、減価償却累計額相当額が1,588百万円少なく、減価償却費相当額が757百万円多くなっております。
⑤ 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	⑤ 利息相当額の算定方法 同左

(有価証券関係)

前事業年度 (平成15年3月31日)	当事業年度 (平成16年3月31日)
子会社株式及び関係会社株式で時価のあるものはありません。	同左

(税効果会計関係)

前事業年度 (平成15年3月31日)	当事業年度 (平成16年3月31日)
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

前事業年度 (平成15年3月31日)

1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

繰延税金資産(流動)		
貸倒引当金繰入限度超過額	6,633	百万円
未払事業税	2,095	
貸倒損失否認額	1,453	
未収利息不計上額	1,400	
賞与引当金繰入限度超過額	815	
その他	38	
繰延税金資産(流動)合計	12,437	
繰延税金資産(固定)		
貸倒引当金繰入限度超過額	1,931	
減価償却資産償却限度超過額	1,108	
退職給付引当金繰入額	941	
役員退職金慰労金引当金繰入額	448	
その他有価証券評価差額金	269	
その他	467	
繰延税金資産(固定)合計	5,166	
繰延税金資産合計	17,603	

2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

法定実効税率	41.9 %
(調整)	
留保金課税	5.8
その他	0.3
税効果会計適用後の法人税等の負担率	48.0

3　平成15年3月31日「地方税法等の一部を改正する法律」が公布され、平成16年4月1日以降の事業年度から法人事業税に外形標準課税制度の導入が確定したことにともない、当事業年度において平成16年4月以降に解消される一時差異について、改正後の税率に基づく法定実効税率により繰延税金資産の見直しをおこなっております。

なお、この見直しにより繰延税金資産の金額が179百万円減少し、当事業年度において費用処理した法人税等調整額は168百万円増加しております。

当事業年度 (平成16年3月31日)

1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

繰延税金資産(流動)		
貸倒引当金繰入限度超過額	6,732	百万円
未払事業税	1,409	
貸倒損失否認額	2,517	
未収利息不計上額	1,881	
賞与引当金繰入限度超過額	972	
その他	116	
繰延税金資産(流動)合計	13,629	
繰延税金資産(固定)		
貸倒引当金繰入限度超過額	647	
減価償却資産償却限度超過額	1,605	
役員退職金慰労金引当金繰入額	495	
その他	998	
繰延税金資産(固定)合計	3,747	
繰延税金負債(固定)との相殺	△2,978	
繰延税金資産(固定)の純額	769	
繰延税金負債(固定)		
その他有価証券評価差額金	2,978	
繰延税金負債(固定)合計	2,978	
繰延税金資産(固定)との相殺	△2,978	
繰延税金負債(固定)の純額	—	
繰延税金資産合計	14,398	

2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

法定実効税率	41.9 %
(調整)	
留保金課税	5.3
情報通信機器等の税額控除	△2.0
その他	0.6
税効果会計適用後の法人税等の負担率	45.8

———

（1株当たり情報）

項目	前事業年度	当事業年度
1株当たり純資産額	4,983円00銭	5,534円17銭
1株当たり当期純利益	588円63銭	560円82銭
潜在株式調整後1株当たり当期純利益	潜在株式調整後1株当たり当期純利益については、事業年度末において希薄化効果を有しないため記載しておりません。 当事業年度より「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）および「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 なお、同会計基準および適用指針を前事業年度に適用した場合の（1株当たり情報）については、以下のとおりであります。 1株当たり純資産額　4,512円78銭 1株当たり当期純利益　425円39銭 潜在株式調整後1株当たり当期純利益　—	潜在株式調整後1株当たり当期純利益については、事業年度末において希薄化効果を有しないため記載しておりません。

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎

項目	前事業年度 （自 平成14年4月 1日 至 平成15年3月31日）	当事業年度 （自 平成15年4月 1日 至 平成16年3月31日）
当期純利益	55,317百万円	53,086百万円
普通株主に帰属しない金額	98百万円	106百万円
（うち利益処分による役員賞与金）	98百万円	106百万円
普通株式に係る当期純利益	55,219百万円	52,979百万円
普通株式の期中平均株式数	93,810,102株	94,467,918株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含まれなかった潜在株式の概要	自己株式取得方式によるストック・オプション 209,000株	自己株式取得方式によるストック・オプション 204,000株

(重要な後発事象)

前事業年度	当事業年度
——	当社は平成16年6月16日付で、株式会社ワイド(社長:柳　光五)の全発行済株式を取得する株式譲渡契約を締結いたしました。 これは当社の「リテール分野における総合金融企業グループ」を目指す経営戦略のもと、株式会社ワイドを当社グループの一員として迎えることにより、更なる経営効率化と収益向上を実現し、当社グループの業績向上を図ることを目的としたものであります。

商号	株式会社ワイド
本社所在地	栃木県宇都宮市
代表取締役社長	柳　光五
設立年月日	昭和59年5月
主な事業内容	消費者金融業
総資産(注)	106,693百万円 (平成16年3月31日現在)
純資産	12,461百万円 (平成16年3月31日現在)
資本金	2,555百万円 (平成16年3月31日現在)
株主の状況	斎藤　成　他
株式取得の時期	平成16年6月30日
取得する株式の数	32,135株
取得後の持分比率	100%

(注) 債権の流動化によりオフバランス処理された営業貸付金36,811百万円を含んでおります。

④ 附属明細表

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(百万円)
(投資有価証券)		
その他有価証券		
住信リース株式会社	1,840,000	4,057
みずほ信託銀行株式会社	12,145,000	2,756
住友信託銀行株式会社	2,500,000	1,732
三井トラストホールディングス株式会社	1,912,000	1,374
株式会社りそなホールディング	3,822,500	665
株式会社広島銀行	1,000,000	440
太陽生命保険株式会社	1,721	385
富士火災海上保険株式会社	1,014,000	298
株式会社北海道銀行	1,000,000	145
株式会社びわこ銀行	700,000	142
その他(38銘柄)	1,991,378	825
計	27,926,599	12,823

【その他】

種類及び銘柄	投資口数等	貸借対照表計上額(百万円)
(投資有価証券)		
その他有価証券(優先出資証券)		
MTH優先出資証券	500	500
リソナ・プリファード・キャピタル(ケイマン)4リミテッド優先出資証券	10	1,000
計	510	1,500

【有形固定資産等明細表】

資産の種類	前期末残高(百万円)	当期増加額(百万円)	当期減少額(百万円)	当期末残高(百万円)	当期末減価償却累計額又は償却累計額(百万円)	当期償却額(百万円)	差引当期末残高(百万円)
有形固定資産							
建物	18,128	5,684	510	23,302	10,893	1,369	12,409
構築物	4,756	117	121	4,751	2,707	346	2,044
機械装置	18	142	—	161	24	16	137
器具備品	10,750	4,562	289	15,024	5,640	1,457	9,383
土地	5,612	—	—	5,612	—	—	5,612
建設仮勘定	3,093	39	3,075	57	—	—	57
有形固定資産計	42,360	10,546	3,997	48,909	19,265	3,189	29,643
無形固定資産							
ソフトウェア	—	—	—	13,134	2,729	1,684	10,404
電話加入権	—	—	—	446	—	—	446
その他	—	—	—	15	6	0	9
無形固定資産計	—	—	—	13,596	2,735	1,685	10,860
長期前払費用	7,432	2,982	1,888	8,526	1,688	3,752	4,774
繰延資産							
社債発行費	1,028	393	453	968	514	481	453
繰延資産計	1,028	393	453	968	514	481	453

(注) 無形固定資産の金額が、資産の総額の1%以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略いたしました。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金(百万円)			83,317	—	—	83,317
資本金のうち既発行株式	普通株式(注1)	(株)	(94,690,000)	(—)	(—)	(94,690,000)
	普通株式	(百万円)	83,317	—	—	83,317
	計	(株)	(94,690,000)	(—)	(—)	(94,690,000)
	計	(百万円)	83,317	—	—	83,317
資本準備金及びその他資本剰余金	資本準備金 株式払込剰余金	(百万円)	90,225	—	—	90,225
	計	(百万円)	90,225	—	—	90,225
利益準備金及び任意積立金	利益準備金	(百万円)	1,566	—	—	1,566
	任意積立金 別途積立金(注2)	(百万円)	240,922	51,400	—	292,322
	計	(百万円)	242,488	51,400	—	293,888

(注) 1 当期末における自己株式数は222,866株であります。
2 当期増加額は、前期決算の利益処分によるものであります。

【引当金明細表】

区分	前期末残高(百万円)	当期増加額(百万円)	当期減少額(目的使用)(百万円)	当期減少額(その他)(百万円)	当期末残高(百万円)
貸倒引当金	88,827	99,926	88,737	58	99,958
賞与引当金	2,266	2,397	2,266	—	2,397
役員退職慰労引当金	1,109	120	9	—	1,220

(注) 貸倒引当金の当期減少額(その他)は、回収による取崩額であります。

(2) 主な資産及び負債の内容

資産の部

① 現金及び預金

区分	金額(百万円)
現金	18,421
預金の種類	
当座預金	107
普通預金	39,767
定期積金	2,127
外貨預金	1
別段積金	0
小計	42,004
合計	60,425

② 営業貸付金

期首残高 (A) (百万円)	当期貸付高 (B) (百万円)	当期回収高 (C) (百万円)	破産更生債権等振替額 (百万円)	当期貸倒償却高 (百万円)	期末残高 (D) (百万円)	回収率(%) $\frac{(C)}{(A)+(B)}\times100$	回転率(回) $\frac{(B)}{((A)+(D))\div2}$
1,413,340	835,346	696,219	9,829	90,998	1,451,638	30.96	58.31

③ 販売用不動産

都道府県別	建物	土地		計(百万円)
	金額(百万円)	面積(m²)	金額(百万円)	
京都府	—	8,866.00	124	124
大阪府	0	66.80	24	25
栃木県	—	4,974.00	29	29
静岡県	—	348.00	2	2
計	0	14,254.80	180	181

④ 関係会社株式

区分	金額(百万円)
(子会社)	
株式会社ライフ	98,762
株式会社シティズ	7,383
株式会社信和	4,557
ビジネクスト株式会社	3,000
株式会社シティグリーン	556
アストライ債権回収株式会社	430
山陽信販株式会社	100
株式会社マルトー	71
ハッピークレジット株式会社	3
国際キャピタル株式会社	0
MARUTOH COMPANY LIMITED	0
計	114,864

⑤ 関係会社長期貸付金

区分	金額(百万円)
(子会社)	
株式会社ライフ	99,000
ハッピークレジット株式会社	26,060
株式会社信和	13,300
株式会社シティズ	8,670
国際キャピタル株式会社	7,156
山陽信販株式会社	2,050
アストライ債権回収株式会社	850
計	157,086

⑥ 破産更生債権等

期首残高(百万円)	当期発生高(百万円)	当期回収高(百万円)	当期貸倒償却高(百万円)	期末残高(百万円)
16,905	9,829	1,029	2,781	22,925

負債の部

① 支払手形

(a) 支払先別内訳

支払先	金額(百万円)
株式会社アイアンドエス	4,063
株式会社図書印刷同朋舎	69
株式会社讀宣	27
株式会社讀賣連合広告社	1
計	4,161

(b) 期日別内訳

期日	金額(百万円)
平成16年4月	1,103
5月	906
6月	969
7月	1,182
計	4,161

② 一年以内返済予定長期借入金

借入先	金額(百万円)
住友信託銀行株式会社	34,085
みずほ信託銀行株式会社	15,600
株式会社あおぞら銀行	15,541
中央三井信託銀行株式会社	14,650
カーディオ・サード特定目的会社	10,944
その他(123社)	236,995
計	327,815

③ 社債

銘柄	金額(百万円)
第 7 回無担保普通社債	15,000
第 8 回無担保普通社債	8,000
第10回無担保普通社債	10,000
第11回無担保普通社債	20,000
第12回無担保普通社債	10,000
第13回無担保普通社債	10,000
第23回無担保普通社債	20,000
第24回無担保普通社債	20,000
第25回無担保普通社債	15,000
第26回無担保普通社債	15,000
第27回無担保普通社債	10,000
第28回無担保普通社債	20,000
第29回無担保普通社債	10,000
第30回無担保普通社債	13,000
第31回無担保普通社債	10,000
第32回無担保普通社債	18,500
第33回無担保普通社債	10,000
第34回無担保普通社債	15,000
第35回無担保普通社債	30,000
第36回無担保普通社債	10,000
第37回無担保普通社債	10,000
第38回無担保普通社債	10,000
第39回無担保普通社債	10,000
2006年満期ユーロ円建普通社債	12,500
EMTN SERIES NUMBER 3	15,000
EMTN SERIES NUMBER 4	3,000
EMTN SERIES NUMBER 5	1,000
EMTN SERIES NUMBER 6	4,000
計	355,000

④ 長期借入金

借入先	金額(百万円)
住友信託銀行株式会社	45,055
債権の流動化に伴うシンジケートローン	38,776
みずほ信託銀行株式会社	33,940
株式会社あおぞら銀行	30,632
カーディオ・サード特定目的会社	22,912
その他(113社)	331,098
計	502,413

(3)【その他】
該当事項はありません。

グループ会社（2004年7月1日現在）

アイフル株式会社
http://www.aiful.co.jp
http://www.ir-aiful.com
事業内容: 無担保ローン
不動産担保ローン
事業者ローン
信用保証

株式会社ライフ
http://www.lifecard.co.jp
2001年4月より連結対象
出資比率: 95.88%
事業内容: クレジットカード
信販（個品割賦）
無担保ローン
信用保証

ビジネクスト株式会社
http://www.businext.co.jp
2001年4月より営業開始
出資比率: 60%
事業内容: 事業者ローン
（ミドルリスク）

株式会社シティズ
http://www.citys.co.jp
2002年10月より連結対象
出資比率: 42.2%
事業内容: 事業者ローン
（ハイリスク）

株式会社シティグリーン
シティズの持株会社
2002年10月より連結対象
出資比率: 100%

トライト株式会社
http://365157.jp
2004年4月より営業開始
出資比率: 100%
事業内容: 無担保ローン
（ハイリスク）

株式会社ワイド
http://www.wide-net.co.jp
2004年4月より連結対象
出資比率: 100%
事業内容: 無担保ローン
（ハイリスク）

ニュー・フロンティア・パートナーズ株式会社
http://www.nf-partners.co.jp
2004年4月より連結対象
出資比率: 100%
事業内容: ベンチャーキャピタル、ノンバンク

アストライ債権回収株式会社
http://www.astry-s.co.jp
2002年3月より営業開始
出資比率: 86%
事業内容: 債権管理回収
（サービサー）

株式会社マルトー
2002年3月より連結対象
出資比率: 100%
事業内容: 不動産事業

IRウェブサイトのご案内
アイフルは、ディスクロージャーレベルの向上を目指し、決算業績等の定量的データのみならず、会社の経営理念、経営戦略、消費者信用市場、事業環境等の定性的情報開示の充実にも力を入れています。

http://www.ir-aiful.com



会社概要 (2004年3月31日現在)

会社名	アイフル株式会社
本社所在地	〒600-8420 京都府京都市下京区 烏丸通五条上る高砂町381-1 TEL.075-201-2000
創業	1967年4月
資本金	83,317百万円
従業員	3,397名

株式情報

授権株式総数	373,500,000株
発行済株式総数	94,690,000株
株主総数	5,011名
監査法人	デロイト トウシュ トーマツ 新橋監査法人
名義書換代理人	住友信託銀行株式会社

上場証券取引所

東京証券取引所	市場第1部
大阪証券取引所	市場第1部
証券コード	8515

連絡先:ご質問、または補足情報をご希望の方は下記までご連絡下さい。
東京支社 IR室 IR課
〒104-0028
東京都中央区八重洲2-1-5東京駅前ビル
TEL. 03-3272-8031
FAX. 03-3274-4581
E-mail:ir@aiful.co.jp

株価の推移と売買高 (2001年4月～2004年3月)



(単位:円)
15,000
12,500
10,000
7,500
5,000
2,500
0
(単位:千株)
15,000
10,000
5,000
0
01/4 5 6 7 8 9 10 11 12 02/1 2 3 4 5 6 7 8 9 10 11 12 03/1 2 3 4 5 6 7 8 9 10 11 12 04/1 2 3

AIFUL CORPORATION

http://www.ir-aiful.com

EXHIBIT 4

2005年3月期(2004年6月)　第1四半期データブック

Data Book (First Quarter Report for the fiscal year ending March. 2005)

アイフル株式会社

AIFUL CORPORATION

主要利益指標 *(Review of Profit / Group & AIFUL)*

(1)連結(*Consolidated*)

項目		年/決算月(*Fiscal Year*)		03/6	増減率(yoy%)	04/3	増減率(yoy%)	04/6	増減率(yoy%)	2005/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	117,068	-	473,477	5.3	121,047	3.4	500,685	5.7
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	91,033	-	360,911	8.2	91,707	0.7	373,034	3.4
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	26,034	-	112,566	-3.0	29,339	12.7	127,650	13.4
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	26,140	-	112,446	0.6	29,553	13.1	128,000	13.8
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	14,264	-	62,548	4.4	16,088	12.8	65,542	4.8
総資本	(百万円)	*Total Assets*	(*¥ Million*)	2,319,017	-	2,332,761	2.2	2,451,691	5.7	2,459,622	5.4
株主資本	(百万円)	*Shareholders' Equity*	(*¥ Million*)	498,217	-	547,503	12.7	561,821	12.8	606,420	10.8
一株当たり当期純利益	(円)	*EPS*	(*¥*)	151.00	-	660.98	3.7	170.29	12.8	693.81	5.0
一株当たり株主資本	(円)	*BPS*	(*¥*)	5,273.92	-	5,794.58	12.7	5,933.27	12.5	6,419.38	10.8
株主資本比率	(%)	*Equity Ratio*	(*%*)	21.5	-	23.5	*2.2*	22.9	*1.4*	24.6	*1.1*
株主資本当期純利益率	(%)	*ROE*	(*%*)	11.6	-	12.1	*-1.1*	11.6	*0.1*	11.3	*-0.8*
総資本当期純利益率	(%)	*ROA*	(*%*)	2.5	-	2.7	*-0.1*	2.7	*0.2*	2.7	*0.0*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)単体(*AIFUL*)

項目		年/決算月(*Fiscal Year*)		03/6	増減率(yoy%)	04/3	増減率(yoy%)	04/6	増減率(yoy%)	2005/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	83,012	-	334,977	3.2	84,587	1.9	341,287	1.9
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	60,229	-	239,739	10.1	59,254	-1.6	232,885	-2.9
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	22,783	-	95,238	-10.9	25,333	11.2	108,401	13.8
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	23,894	-	98,932	-7.6	26,429	10.6	112,000	13.2
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	12,030	-	53,086	-4.0	14,571	21.1	58,839	10.8
総資本	(百万円)	*Total Assets*	(*¥ Million*)	1,909,593	-	1,870,075	-1.9	1,962,849	2.8	1,909,870	2.1
株主資本	(百万円)	*Shareholders' Equity*	(*¥ Million*)	480,840	-	522,904	11.1	535,653	11.4	575,867	10.1
一株当たり当期純利益	(円)	*EPS*	(*¥*)	127.35	-	560.82	-4.7	154.23	21.1	622.85	11.1
一株当たり株主資本	(円)	*BPS*	(*¥*)	5,089.98	-	5,534.17	11.1	5,656.92	11.1	6,095.95	10.2
一株当たり配当金	(円)	*Cash Dividends per Share*	(*¥*)	-	-	60.00	0.0	-	-	60.00	0.0
配当性向	(%)	*Payout Ratio*	(*%*)	-	-	10.7	*0.5*	-	-	-	-
株主資本比率	(%)	*Equity Ratio*	(*%*)	25.2	-	28.0	*3.3*	27.3	*2.1*	30.2	*2.2*
株主資本当期純利益率	(%)	*ROE*	(*%*)	10.0	-	10.7	*-1.7*	11.0	*1.1*	10.7	*0.0*
総資本当期純利益率	(%)	*ROA*	(*%*)	2.5	-	2.8	*-0.2*	3.1	*0.6*	3.1	*0.3*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

《参考》

残高経費率 ※1	(%)	*SG & A Cost / Loan ※1*	(*%*)	14.6	-	14.4	*1.0*	14.2	*-0.4*	13.7	*-0.7*

※1 残高経費率=その他の営業費用/((期初残高+期末残高)÷2)(%)　　※1:SG & A Cost = Other Operating Expenses(SG&A)/Average Loans Outstanding(%)

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

2. グループ合計営業実績 *(Review of Operation / Group Total)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

年/決算月	*(Fiscal Year)*	03/6	増減率(yoy%)	04/3	増減率(yoy%)	04/6	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業債権合計 (百万円)	*Total Receivable Outstanding (¥Million)*	2,235,892	-	2,298,444	4.0	2,319,292	3.7	2,438,125	6.1
営業貸付金残高	*Loans Outstanding*	1,845,229	-	1,907,655	4.0	1,918,770	4.0	2,014,589	5.6
無担保ローン	*Unsecured*	1,449,097	-	1,477,430	2.4	1,483,551	2.4	1,527,696	3.4
有担保ローン	*Home Equity*	328,166	-	346,183	6.4	344,439	5.0	362,798	4.8
事業者ローン	*Small Business*	67,966	-	84,041	28.7	90,779	33.6	124,094	47.7
クレジットカード(ショッピング)	*Credit Card Shopping*	73,830	-	71,527	11.6	82,061	11.1	84,777	18.5
信販事業(個品)	*Installment Sales Finance*	187,670	-	185,650	0.7	183,458	-2.2	199,350	7.4
信用保証売掛金	*Guarantee*	129,161	-	133,610	3.8	135,002	4.5	139,407	4.3
口座数(残高あり)	*Customer Accounts (Thousand)*	3,523	-	3,520	-0.0	3,523	0.0	-	-
無担保ローン	*Unsecured*	3,387	-	3,366	-0.7	3,366	-0.6	-	-
有担保ローン	*Home Equity*	88	-	94	8.0	94	7.9	-	-
事業者ローン	*Small Business*	47	-	59	30.8	62	33.4	-	-
一口座当たり残高 (千円)	*Per Account (¥Thousand)*	523	-	541	4.1	544	4.0	-	-
無担保ローン	*Unsecured*	427	-	438	3.1	440	3.0	-	-
有担保ローン	*Home Equity*	3,729	-	3,664	-1.5	3,627	-2.7	-	-
事業者ローン	*Small Business*	1,446	-	1,420	-1.5	1,447	0.1	-	-
クレジットカード会員数 (千件)	*Credit Card Holders (Thousand)*	10,169	13.3	11,051	12.3	11,222	10.4	12,157	10.0
信販(個品)口座数 (千件)	*Shopping Installment Accounts (Thousand)*	724	5.8	740	6.1	769	6.3	-	-
新規顧客件数 (千件)	*New Accounts (Thousand)*	133	-13.1	511	-13.9	133	-0.1	560	9.6
無担保ローン	*Unsecured*	121	-15.2	461	-15.8	120	-0.8	502	8.9
有担保ローン	*Home Equity*	6	-0.9	24	-11.5	5	-7.9	24	0.0
事業者ローン	*Small Business*	5	52.2	25	39.5	6	25.4	32	28.0
新規ｸﾚｼﾞｯﾄｶｰﾄﾞ発券枚数 (千枚)	*New Issue of Credit Card (Thousand)*	533	29.7	2,159	4.0	484	-9.0	2,110	-2.3

(2)チャネル展開 *(Marketing Channel)*

年/決算月	*(Fiscal Year)*	03/6	増減数(yoy)	04/3	増減数(yoy)	04/6	増減数(yoy)	2005/3 *(E)*	増減数(yoy)
ローン事業店舗数 (店)	*Loan Business Branches*	1,959	*56*	1,977	*18*	1,975	*16*	2,014	*37*
有人店舗	*Staffed Branches*	793	*36*	813	*17*	828	*35*	863	*50*
無人店舗	*Unstaffed Branches*	1,166	*20*	1,164	*1*	1,147	*-19*	1,151	*-13*
自動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	1,838	*23*	1,855	*18*	1,850	*12*	-	-
社員数 (人)	*Number of Employees*	6,526	*285*	5,969	*-154*	6,237	*-289*	6,230	*261*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注:ライフのデータにつきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「実態営業債権ベースの参考数値」です。

Note: The data of a Life is the pro forma amount in which the accounts also included the operating assets excepted from balance sheet by securitization.

3. グループ合計損益の内訳 (Revenue and Expenses / Group Total)

会計ベース(On-Balance)

(百万円/¥Million)

年/決算月(Fiscal Year)		03/6	営業収益比 (%)	04/3	営業収益比 (%)	増減率 (yoy%)	04/6 a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) b=a×4	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	117,068	100.0	473,477	100.0	5.3	121,047	100.0	3.4	484,188	500,685	100.0	5.7
営業貸付金利息	Interest Income	105,888	90.4	429,512	90.7	5.7	108,930	90.0	2.9	435,720	447,897	89.5	4.3
無担保ローン	Unsecured	88,772	75.8	358,142	75.6	2.7	90,237	74.5	1.7	360,948	368,609	73.6	2.9
有担保ローン	Home Equity	13,333	11.4	55,022	11.6	15.5	13,915	11.5	4.4	55,660	56,589	11.3	2.8
事業者ローン	Small Business	3,783	3.2	16,348	3.5	64.4	4,778	3.9	26.3	19,112	22,698	4.5	38.8
クレジットカード(ショッピング)収益	Credit Card Shopping	1,914	1.6	8,140	1.7	3.3	2,078	1.7	8.6	8,312	9,763	1.9	19.9
信販事業(個品)収益	Installment Sales Finance	4,093	3.5	15,508	3.3	2.2	4,063	3.4	-0.7	16,252	16,912	3.4	9.1
信用保証収益	Guarantees	1,250	1.1	5,562	1.2	34.6	1,642	1.4	31.4	6,568	7,076	1.4	27.2
その他の金融収益	Other Financial Revenue	42	0.0	95	0.0	-70.4	30	0.0	-28.6	120	73	0.0	-23.2
その他の営業収益	Other Operating Revenue	3,879	3.3	14,658	3.1	-5.2	4,300	3.6	10.9	17,200	18,960	3.8	29.3
不動産売上高	Sales of Property	-	-	50	0.0	-83.7	-	-	-	-	49	0.0	-2.0
サービス事業売上高	Restaurant & Karaoke	-	-	-	-	-	-	-	-	-	-	-	-
償却債権回収額	Bad Debt Recovery	1,838	1.6	6,778	1.4	5.4	2,061	1.7	12.1	8,244	7,319	1.5	8.0
その他	Other	2,041	1.7	7,830	1.7	0.5	2,239	1.8	9.7	8,956	11,592	2.3	48.0
営業費用	Operating Expenses	91,033	77.8	360,911	76.2	8.2	91,707	75.8	0.7	366,828	373,034	74.5	3.4
金融費用	Financial Expenses	9,523	8.1	38,164	8.1	-0.8	9,287	7.7	-2.5	37,148	41,831	8.4	9.6
借入金利息等	Interest on Borrowings	6,110	5.2	24,620	5.2	-2.0	6,073	5.0	-0.6	24,292	28,209	5.6	14.6
社債利息等	Interest on SB etc.	3,413	2.9	13,544	2.9	1.4	3,213	2.7	-5.9	12,852	13,621	2.7	0.6
売上原価	Cost of Sales	-	-	137	0.0	-75.6	-	-	-	-	-	-	-
不動産売上原価	Cost of Sales of Property	-	-	137	0.0	-53.7	-	-	-	-	-	-	-
サービス事業売上原価	Cost of Restaurant Business	-	-	-	-	-	-	-	-	-	-	-	-
その他の営業費用	Other Operating Expenses(SG&A)	81,510	69.6	322,610	68.1	9.6	82,419	68.1	1.1	329,676	331,202	66.1	2.7
貸倒関連費用	Credit Cost	40,442	34.5	157,339	33.2	17.3	38,761	32.0	-4.2	155,044	145,291	29.0	-7.7
広告宣伝費	Advertising Expenses	5,149	4.4	19,962	4.2	-8.2	5,823	4.8	13.1	23,292	22,191	4.4	11.2
人件費	Salaries	12,709	10.9	48,891	10.3	1.7	12,146	10.0	-4.4	48,584	53,734	10.7	9.9
役員報酬	Directors' Salaries	159	0.1	640	0.1	9.6	175	0.1	10.1	700	772	0.2	20.6
従業員給与賞与等	Employees' Salaries	8,950	7.6	38,201	8.1	-1.5	8,865	7.3	-0.9	35,460	40,590	8.1	6.3
その他	Other	3,599	3.1	10,049	2.1	15.4	3,105	2.6	-13.7	12,420	12,372	2.5	23.1
連結調整勘定償却	Amortization of Goodwill and Consolidation Differences	690	0.6	2,061	0.4	-21.9	515	0.4	-25.4	2,060	2,061	0.4	0.0
その他	Other	22,517	19.2	94,355	19.9	7.4	25,172	20.8	11.8	100,688	107,923	21.6	14.4
営業利益	Operating Income	26,034	22.2	112,566	23.8	-3.0	29,339	24.2	12.7	117,356	127,650	25.5	13.4
営業外収益	Non-operating Income	196	0.2	1,040	0.2	-20.2	333	0.3	69.9	1,332	937	0.2	-9.9
営業外費用	Non-operating Expenses	91	0.1	1,160	0.3	-78.9	119	0.1	30.8	476	588	0.1	-49.3
経常利益	Ordinary Income	26,140	22.3	112,446	23.7	0.6	29,553	24.4	13.1	118,212	128,000	25.6	13.8
特別利益	Extraordinary Income	48	0.0	4,957	1.0	1,016.4	360	0.3	650.0	1,440	4	0.0	-99.9
特別損失	Extraordinary Losses	351	0.3	13,589	2.8	183.8	236	0.2	-32.8	944	2,773	0.6	-79.6
税引前利益	Income before Income Taxes	25,836	22.1	103,814	21.9	-3.4	29,677	24.5	14.9	118,708	125,231	25.0	20.6
法人税·住民税及び事業税	Income Taxes	11,222	9.6	46,173	9.8	-19.8	10,578	8.7	-5.7	42,312	56,118	11.2	21.5
法人税等調整額	Effect of a Tax Consequences	354	0.3	-5,157	-1.1	-49.1	2,927	2.4	726.8	11,708	3,077	0.6	-159.7
少数株主利益(損失)	Minority Interest Loss	-5	-0.0	250	0.0	115.5	83	0.1	-1,760.0	332	493	0.1	97.2
当期純利益	Net Income	14,264	12.2	62,548	13.2	4.4	16,088	13.3	12.8	64,352	65,542	13.1	4.8

グループ合計資金調達の状況 (Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/6	構成比(%)	04/3	構成比(%)	04/6	構成比(%)	2005/3 (E)	構成比(%)
借入金	Borrowings	944,166	51.7	974,764	56.2	1,066,515	58.0	1,060,663	58.1
都市銀行	City Banks	13,323	0.7	22,218	1.3	60,511	3.3	-	-
長期信用銀行	Long-Term Credit Banks	98,388	5.4	67,895	3.9	64,623	3.5	-	-
信託銀行	Trust Banks	208,696	11.4	256,805	14.8	292,313	15.9	-	-
地方銀行・第二地方銀行	Regional Banks	203,126	11.1	212,522	12.2	219,458	11.9	-	-
生命保険会社	Life Insurance	129,561	7.1	120,025	6.9	138,355	7.5	-	-
損害保険会社	Non-Life Insurance	47,074	2.6	47,822	2.8	42,364	2.3	-	-
外国銀行	Foreigner	12,375	0.7	6,687	0.4	9,125	0.5	-	-
シンジケートローン	Syndicated Loan	97,651	5.4	104,877	6.0	102,603	5.6	-	-
邦銀	Japanese Banks	36,851	2.0	35,277	2.0	33,003	1.8	-	-
外銀	Foreigner	33,300	1.8	27,100	1.6	27,100	1.5	-	-
その他	Other	27,500	1.5	42,500	2.4	42,500	2.3		
県信連等	Credit Association	59,086	3.2	55,304	3.2	60,205	3.3	-	-
その他	Other	74,884	4.1	80,607	4.6	76,955	4.2	-	-
CP・社債等	CP and Bonds	880,397	48.3	760,637	43.8	773,807	42.0	766,413	41.9
CP	CP	11,500	0.6	5,000	0.3	10,500	0.6	-	-
普通社債	SB	499,500	27.4	455,000	26.2	485,000	26.4	-	-
証券化	ABS	369,397	20.2	300,637	17.3	278,307	15.1	-	-
合 計	Total	1,824,563	100.0	1,735,402	100.0	1,840,322	100.0	1,827,076	100.0

2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/6	構成比(%)	04/3	構成比(%)	04/6	構成比(%)	2005/3 (E)	構成比(%)
短期調達	Short-term Borrowings	96,241	5.3	61,834	3.6	110,192	6.0	74,500	4.1
短期借入	Borrowings	84,741	4.6	56,834	3.3	99,692	5.4	-	-
CP	CP	11,500	0.6	5,000	0.3	10,500	0.6	-	-
長期調達	Long-term Borrowings	1,728,322	94.7	1,673,567	96.4	1,730,130	94.0	1,752,576	95.9
固定金利借入	Fixed Rate	216,623	11.9	225,198	13.0	229,809	12.5	-	-
変動金利借入	Floating Rate	642,801	35.2	692,731	39.9	737,014	40.0	-	-
キャップ	With Cap	193,147	10.6	192,328	11.1	222,055	12.1	-	-
スワップ	With Swap	210,530	11.5	222,790	12.8	220,847	12.0	-	-
社債等(固定)	SB Other (Fixed Bond)	640,552	35.1	593,211	34.2	615,263	33.4	-	-
普通社債	SB	487,000	26.7	442,500	25.5	472,500	25.7	-	-
証券化	ABS	153,552	8.4	150,711	8.7	142,763	7.8	-	-
社債等(変動)	SB Other (Floating Bond)	228,344	12.5	162,426	9.4	148,044	8.0	-	-
普通社債	SB	12,500	0.7	12,500	0.7	12,500	0.7	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-
証券化	ABS	215,844	11.8	149,926	8.6	135,544	7.4	-	-
キャップ	With Cap	196,344	10.8	139,926	8.1	125,544	6.8	-	-
合 計	Total	1,824,563	100.0	1,735,402	100.0	1,840,322	100.0	1,827,076	100.0

※ キャップ・スワップには、開始年月日が未到来のキャップ(150,000百万円)を含んでおりません。なお、未到来のスワップはありません。

3)調達金利 (Funding Cost)

年/決算月(Fiscal Year)		03/6	04/3	04/6	2005/3 (E)
調達金利	Funding Cost	1.68	1.72	1.73	1.85
間接	Indirect	1.82	1.86	1.86	2.11
直接	Direct	1.53	1.55	1.55	1.49

※ 調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

長期プライムレート	Long term prime rate	1.25	1.65	1.90	2.05

. アイフル営業実績 *(Review of Operation / AIFUL)*

1)営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*		03/6	増減率(yoy%)	04/3	増減率(yoy%)	04/6	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	1,419,137	−	1,451,638	2.7	1,452,500	2.4	1,479,206	1.9
無担保ローン	*Unsecured*	1,069,491	−	1,081,057	1.2	1,082,576	1.2	1,085,148	0.4
有担保ローン	*Home Equity*	325,838	−	342,637	6.1	340,705	4.6	358,019	4.5
事業者ローン	*Small Business*	23,807	−	27,943	25.0	29,218	22.7	36,038	29.0
口座数 (千件)	*Customer Accounts (Thousand)*	2,278	−	2,246	−1.7	2,236	−1.8	2,225	−0.9
無担保ローン	*Unsecured*	2,171	−	2,131	−2.3	2,119	−2.4	2,098	−1.5
有担保ローン	*Home Equity*	88	−	93	7.9	94	7.2	99	6.5
事業者ローン	*Small Business*	18	−	21	21.8	22	23.4	26	23.8
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	622	−	646	4.5	649	4.4	664	2.8
無担保ローン	*Unsecured*	492	−	507	3.5	510	3.8	517	2.0
有担保ローン	*Home Equity*	3,696	−	3,647	−1.7	3,610	−2.3	3,617	−0.8
事業者ローン	*Small Business*	1,301	−	1,318	2.6	1,315	1.1	1,386	5.2
新規顧客件数 (千件)	*New Accounts (Thousand)*	104	−3.9	388	−11.9	97	−5.8	395	1.8
無担保ローン	*Unsecured*	96	−4.6	355	−12.3	90	−6.1	360	1.4
有担保ローン	*Home Equity*	6	−0.9	24	−12.1	5	−6.8	24	0.0
事業者ローン	*Small Business*	1	33.7	8	10.2	2	117.1	10	25.0
実質平均利回り ※1 (%)	*Average Yield ※1 (%)*	23.0	−	22.8	*−0.3*	22.7	*−0.2*	22.8	*−0.1*
無担保ローン	*Unsecured*	24.9	−	24.8	*−0.5*	24.7	*−0.2*	24.6	*−0.1*
有担保ローン	*Home Equity*	16.4	−	16.4	*0.6*	16.2	*−0.2*	16.7	*0.3*
事業者ローン	*Small Business*	25.2	−	25.3	*0.4*	25.0	*−0.2*	25.5	*0.2*

※1 実質平均利回り＝営業貸付金利息／((期初残高＋期末残高)÷2)(%)　※1: Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

2)チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*		03/6	増減数(yoy)	04/3	増減数(yoy)	04/6	増減数(yoy)	2005/3 *(E)*	増減数(yoy)
ローン事業店舗数 ※2 (店)	*Loan Business Branches ※2*	1,571(938)	*−13*	1,563(934)	*−17*	1555(931)	*−16*	1,565	*2*
有人店舗	*Staffed Branches*	531(119)	*−9*	540(124)	*6*	544(126)	*13*	552	*12*
無人店舗	*Unstaffed Branches*	1,034(819)	*−4*	1,018(810)	*−22*	1007(805)	*−27*	1,009	*−9*
ハートプラザ ※3	*Heart Plaza ※3*	4	*0*	1	*−3*	−	*−4*	−	*−1*
信販カード担当店等	*Other*	2	*0*	4	*2*	4	*2*	4	*0*
ローン事業店舗出店数 (店)	*Newly Opened Branches*	−	−	3	−	−	−	20	−
有人店舗	*Staffed Branches*	−	−	−	−	−	−	8	−
無人店舗	*Unstaffed Branches*	−	−	1	−	−	−	12	−
信販カード担当店等	*Other*	−	−	2	−	−	−	−	−
自動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	1,564	*−13*	1,557	*−16*	1,550	*−14*	−	−
併設型	*At Staffed Branches*	529	*−9*	538	*6*	542	*13*	−	−
独立型	*At Unstaffed Branches*	1,035	*−4*	1,019	*−22*	1,008	*−27*	−	−
ATM・CDネットワーク (台)	*AIFUL ATMs and Tie-up CDs*	55,179	*15,380*	73,938	*23,579*	77,755	*22,576*	−	−
ATM台数	*AIFUL ATMs*	1,667	*−13*	1,661	*−15*	1,753	*86*	−	−
提携CD台数 ※4	*Tie-up CDs ※4*	45,893	*15,411*	58,056	*16,994*	61,737	*15,844*	−	−
提携コンビニエンスストア	*Tie-up Convenience Store*	7,619	*−18*	14,221	*6,600*	14,265	*6,646*	−	−
正社員数 (a) (人)	*N. of Employees (regulary payroll) (a)*	3,808	*−155*	3,397	*−105*	3,475	*−333*	3,392	*−5*
非正社員数 (b) (人)	*N. of Employees (temp.) (b)*	947	*−160*	1,353	*220*	1,592	*645*	−	−
合計 (a)+(b) (人)	*Total (a)+(b)*	4,755	*−315*	4,750	*115*	5,067	*312*	−	−
非正社員比率 (b)／(a+b) (人)	*Ratio of N. of Employees (b)／(a+b)*	19.9	*−1.9*	28.5	*4.0*	31.4	*11.5*	−	−

※2 ()はロードサイド型　※2 Roadside Type

※3 ハートプラザは有担保専門店　※3 Heart Plaza is Specialized for Secured Loans

※4:提携CD台数には、アイワイバンク(セブンイレブン)が含まれております。(04/3:7,804台、04/6:8,662台)　※4: Included IY Bank (Seven Eleven)(04/3:7,804, 04/6:8,662)

注) 斜体数値は増減数　Note: Italic Font = Increase or Decrease

アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/￥Million)

年/決算月	(Fiscal Year)	03/6	営業収益比 (%)	04/3	営業収益比 (%)	増減率 (yoy%)	04/6 a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) b=a×4	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	83,012	100.0	334,977	100.0	3.2	84,587	100.0	1.9	338,348	341,287	100.0	1.9
営業貸付金利息	Interest Income	81,049	97.6	326,978	97.6	3.6	82,203	97.2	1.4	328,812	331,207	97.0	1.3
無担保ローン	Unsecured	66,335	79.9	265,959	79.4	1.0	66,623	78.8	0.4	266,492	267,133	78.3	0.4
有担保ローン	Home Equity	13,263	16.0	54,663	16.3	15.1	13,796	16.3	4.0	55,184	56,070	16.4	2.6
事業者ローン	Small Business	1,450	1.7	6,355	1.9	30.9	1,783	2.1	23.0	7,132	8,002	2.3	25.9
その他の金融収益	Other Financial Revenue	32	0.0	58	0.0	-79.0	22	0.0	-28.8	88	29	0.0	-50.0
その他の営業収益	Other Operating Revenue	1,930	2.3	7,940	2.4	-9.7	2,361	2.8	22.3	9,444	10,050	2.9	26.6
受取保証料	Loan Guarantee Fee	312	0.4	1,736	0.5	191.0	638	0.8	104.6	2,552	2,958	0.9	70.4
不動産売上高	Sales of Property	-	-	50	0.0	-83.5	-	-	-	-	-	-	-
サービス事業売上高	Restaurant & Karaoke	-	-	-	-	-	-	-	-	-	-	-	-
償却債権回収額	Bad Debt Recovery	1,022	1.2	3,738	1.1	-4.1	1,053	1.2	3.1	4,212	3,915	1.1	4.7
その他	Other	596	0.7	2,414	0.7	-21.0	668	0.8	12.2	2,672	3,175	0.9	31.5
営業費用	Operating Expenses	60,229	72.6	239,739	71.6	10.1	59,254	70.1	-1.6	237,016	232,885	68.2	-2.9
金融費用	Financial Expenses	8,586	10.3	33,485	10.0	-4.8	7,930	9.4	-7.6	31,720	32,887	9.6	-1.8
借入金利息等	Interest on Borrowings	5,447	6.6	21,284	6.4	-6.3	5,079	6.0	-6.8	20,316	21,265	6.2	-0.1
社債利息等	Interest on SB etc.	3,139	3.8	12,200	3.6	-2.2	2,851	3.4	-9.2	11,404	11,622	3.4	-4.7
売上原価	Cost of Sales	-	-	137	0.1	-75.6	-	-	-	-	-	-	-
不動産売上原価	Cost of Sales of Property	-	-	137	0.1	-53.7	-	-	-	-	-	-	-
サービス事業売上原価	Cost of Restaurant Business	-	-	-	-	-	-	-	-	-	-	-	-
その他の営業費用	Other Operating Expenses(SG&A)	51,642	62.2	206,117	61.5	13.3	51,323	60.7	-0.6	205,292	199,998	58.6	-3.0
貸倒関連費用	Credit Cost	28,018	33.8	109,223	32.6	26.5	26,276	31.1	-6.2	105,104	94,605	27.7	-13.4
広告宣伝費	Advertising Expenses	3,273	3.9	13,696	4.1	-10.9	3,629	4.3	6.8	14,516	14,907	4.4	8.8
支払手数料	Commission	2,566	3.1	10,832	3.2	12.6	2,782	3.3	8.4	11,128	10,156	3.0	-6.2
人件費	Salaries	7,320	8.8	28,782	8.6	-1.6	7,257	8.6	-0.9	29,028	30,867	9.0	7.2
役員報酬	Directors' Salaries	104	0.1	453	0.1	6.7	117	0.1	12.7	468	529	0.2	16.8
従業員給与賞与等	Employees' Salaries	4,947	6.0	21,941	6.6	-5.7	5,318	6.3	7.5	21,272	22,454	6.6	2.3
その他	Other	2,268	2.7	6,388	1.9	14.6	1,821	2.2	-19.7	7,284	7,884	2.3	23.4
賃借料·地代家賃	Rental Expenses · Land Rent	3,699	4.5	13,925	4.2	-10.3	3,590	4.2	-2.9	14,360	14,679	4.3	5.4
消耗品費·修繕費	Supplies · Repair and Maintenance	1,360	1.6	5,944	1.8	27.0	1,299	1.5	-4.4	5,196	5,742	1.7	-3.4
通信費	Communications	1,030	1.2	4,159	1.2	-6.2	607	0.7	-41.0	2,428	2,885	0.8	-30.6
保険料	Insurance Premium	922	1.1	4,102	1.2	11.7	1,086	1.3	17.8	4,344	4,427	1.3	7.9
減価償却費	Depreciation	825	1.0	4,874	1.5	38.8	1,555	1.8	88.5	6,220	6,870	2.0	41.0
その他	Other	2,624	3.2	10,574	3.2	11.0	3,237	3.8	29.6	12,948	14,860	4.4	40.5
営業利益	Operating Income	22,783	27.4	95,238	28.4	-10.9	25,333	29.9	11.2	101,332	108,401	31.8	13.8
営業外収益	Non-operating Income	1,136	1.4	4,576	1.4	-13.0	1,110	1.3	-2.2	4,440	3,635	1.1	-20.6
営業外費用	Non-operating Expenses	25	0.0	882	0.3	-82.7	14	0.0	-40.5	56	36	0.0	-95.9
経常利益	Ordinary Income	23,894	28.8	98,932	29.5	-7.6	26,429	31.2	10.6	105,716	112,000	32.8	13.2
特別利益	Extraordinary Income	-	-	672	0.2	167.9	350	0.4	-	1,400	-	-	-
特別損失	Extraordinary Losses	312	0.4	1,643	0.5	107.1	151	0.2	-51.6	604	273	0.1	-83.4
税引前利益	Income before Income Taxes	23,581	28.4	97,961	29.2	-8.1	26,628	31.5	12.9	106,512	111,726	32.7	14.1
法人税·住民税等	Income Taxes	8,970	10.8	36,064	10.8	-21.7	8,845	10.5	-1.4	35,380	44,403	13.0	23.1
事業税	Enterprise Taxes	2,118	2.6	8,854	2.6	-17.9	1,576	1.9	-25.6	6,304	10,363	3.0	17.0
法人税等調整額	Effect of a Tax Consequences	462	0.6	-43	-0.0	-99.2	1,634	1.9	253.8	6,536	-1,879	-0.6	4,269.8
当期純利益	Net Income	12,030	14.5	53,086	15.8	-4.0	14,571	17.2	21.1	58,284	58,839	17.2	10.8

アイフル資金調達の状況 (Review of Funding / AIFUL)

形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/6	構成比(%)	04/3	構成比(%)	04/6	構成比(%)	平均借入期間(年)	2005/3(E)	構成比(%)
入金	Borrowings	768,913	56.2	759,681	59.2	837,594	60.5	3.7	764,022	60.4
都市銀行	City Banks	13,248	1.0	21,218	1.7	59,594	4.3	-	-	-
長期信用銀行	Long-Term Credit Banks	77,696	5.7	46,173	3.6	45,476	3.3	-	-	-
信託銀行	Trust Banks	178,841	13.1	205,354	16.0	233,692	16.9	-	-	-
地方銀行・第二地方銀行	Regional Banks	163,455	11.9	173,325	13.5	171,492	12.4	-	-	-
信用金庫	Shinkin Banks	15,910	1.2	13,920	1.1	18,080	1.3	-	-	-
生命保険会社	Life Insurance	126,381	9.2	115,676	9.0	131,884	9.5	-	-	-
損害保険会社	Non-Life Insurance	46,163	3.4	46,041	3.6	40,841	3.0	-	-	-
外国銀行	Foreigner	12,375	0.9	6,687	0.5	9,125	0.7	-	-	-
シンジケートローン	Syndicated Loan	88,651	6.5	87,602	6.8	86,453	6.2	-	-	-
邦銀	Japanese Banks	27,851	2.0	18,002	1.4	16,853	1.2	-	-	-
外銀	Foreigner	33,300	2.4	27,100	2.1	27,100	2.0	-	-	-
その他	Other	27,500	2.0	42,500	3.3	42,500	3.1	-	-	-
県信連等	Credit Association	21,349	1.6	20,850	1.6	19,922	1.4	-	-	-
その他	Other	24,843	1.8	22,834	1.8	21,033	1.5	-	-	-
P・社債等	CP and Bonds	599,928	43.8	524,047	40.8	546,326	39.5	5.8	501,491	39.6
CP	CP	-	-	-	-	-	-	-	-	-
普通社債	SB	499,500	36.5	445,000	34.7	475,000	34.3	-	-	-
証券化	ABS	100,428	7.3	79,047	6.2	71,326	5.2	-	-	-
合 計	Total	1,368,841	100.0	1,283,728	100.0	1,383,921	100.0	3.8	1,265,514	100.0

長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/6	構成比(%)	04/3	構成比(%)	04/6	構成比(%)	残存期間(年)	2005/3(E)	構成比(%)
期調達	Short-term Borrowings	42,056	3.1	8,500	0.7	39,250	2.8	0.3	8,500	0.7
短期借入	Borrowings	42,056	3.1	8,500	0.7	39,250	2.8	-	-	-
CP	CP	-	-	-	-	-	-	-	-	-
期調達	Long-term Borrowings	1,326,785	96.9	1,275,228	99.3	1,344,671	97.2	1.9	1,257,014	99.3
固定金利借入	Fixed Rate	192,035	14.0	194,312	15.1	199,083	14.4	1.9	-	-
変動金利借入	Floating Rate	534,822	39.1	556,868	43.4	599,260	43.3	1.8	-	-
キャップ	With Cap	193,147	14.1	192,328	15.0	222,055	16.0	-	-	-
スワップ	With Swap	210,530	15.4	222,790	17.4	220,847	16.0	-	-	-
社債等(固定)	SB Other (Fixed Bond)	587,428	42.9	511,547	39.8	533,826	38.6	3.2	-	-
普通社債	SB	487,000	35.6	432,500	33.7	462,500	33.4	-	-	-
証券化	ABS	100,428	7.3	79,047	6.2	71,326	5.2	-	-	-
社債等(変動)	SB Other (Floating Bond)	12,500	0.9	12,500	1.0	12,500	0.9	1.9	-	-
普通社債	SB	12,500	0.9	12,500	1.0	12,500	0.9	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-
証券化	ABS	-	-	-	-	-	-	-	-	-
キャップ	With Cap	-	-	-	-	-	-	-	-	-
定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	779,463	56.9	705,859	55.0	732,910	53.0	-	-	-
質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,183,140	86.4	1,120,977	87.3	1,175,812	85.0	-	-	-
合 計	Total	1,368,841	100.0	1,283,728	100.0	1,383,921	100.0	-	1,265,514	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ(150,000百万円)を含んでおりません。なお、未到来のスワップはありません。

調達金利 (Funding Cost)

(%)

年/決算月 (Fiscal Year)		03/6	04/3	04/6	2005/3(E)
達金利	Funding Cost	1.88	1.87	1.85	2.00
間接	Indirect	1.84	1.86	1.85	2.11
直接	Direct	1.92	1.89	1.86	1.82

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

参考)

(%)

		03/6	04/3	04/6	2005/3(E)
期プライムレート	Long term prime rate	1.25	1.65	1.90	2.05
年スワップレート	5Y SWAP rate	0.40	0.74	0.93	
GB(10年)	10Y JGB	0.71	1.42	1.81	

アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

クレジットコストの状況 *(FY2004 Credit Cost)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		03/6 (3M)	×4(年換算)/残高%	03/9 (3M)	×4(年換算)/残高%	03/12 (3M)	×4(年換算)/残高%	04/3 (3M)	×4(年換算)/残高%	04/6 (3M)	×4(年換算)/残高%	2005/3*(E)* (12M)	/(L)%
末営業貸付金 (L)	*Loans outstanding (L)*	1,419,137	–	1,435,770	–	1,436,938	–	1,451,638	–	1,452,500	–	1,479,206	–
無担保	*Unsecured*	1,069,491	–	1,074,563	–	1,072,279	–	1,081,057	–	1,082,576	–	1,085,148	–
有担保	*Home equity*	325,838	–	335,742	–	337,697	–	342,637	–	340,705	–	358,019	–
事業者	*Small business*	23,807	–	25,464	–	26,961	–	27,943	–	29,218	–	36,038	–
初貸倒引当金	*Allowance for bad debt (Begining)*	70,479	4.97	70,479	4.91	70,479	4.90	70,479	4.86	81,693	5.62	81,693	5.52
倒発生額 ①	*Write offs ①*	21,453	6.05	22,950	6.39	22,028	6.13	24,567	6.77	22,675	6.24	83,461	5.64
四半期増減率	*Qly Growth%*		–		7.0		-4.0		11.5		-7.7		-8.3
無担保	*Unsecured*	19,970	7.47	21,118	7.86	20,180	7.53	22,091	8.17	20,735	7.66	74,892	6.90
有担保	*Home equity*	1,233	1.51	1,497	1.78	1,594	1.89	2,038	2.38	1,591	1.87	7,087	1.98
事業者	*Small business*	249	4.18	335	5.26	255	3.78	438	6.27	347	4.75	1,481	4.11
保証債権等	*Guarantee,etc*	81	–	127	–	138	–	204	–	180	–		–
別貸倒引当金繰入 固別引当）※1 ②	*Non-operating Allowance for bad debt ②*	2,670	0.75	914	0.25	2,343	0.65	532	0.15	2,898	0.80	10,619	0.72
無担保	*Unsecured*	1,147	0.43	1,038	0.39	689	0.26	273	0.10	1,359	0.50	6,068	0.56
有担保	*Home equity*	1,513	1.86	-133	-0.16	1,622	1.92	247	0.29	1,513	1.78	4,481	1.25
事業者	*Small business*	8	0.13	10	0.16	32	0.47	12	0.17	24	0.33	68	0.19
①+②	*①+②*	24,123	6.80	23,864	6.65	24,372	6.78	25,099	6.92	25,573	7.04	94,081	6.36
四半期増減率	*Qly Growth%*		–		-1.1		2.1		3.0		1.9		-3.5
無担保	*Unsecured*	21,117	7.90	22,156	8.25	20,869	7.78	22,365	8.28	22,095	8.16	80,961	7.46
有担保	*Home equity*	2,747	3.37	1,363	1.62	3,216	3.81	2,286	2.67	3,104	3.64	11,569	3.23
事業者	*Small business*	257	4.32	346	5.44	286	4.24	450	6.44	372	5.09	1,550	4.30
倒関連費用(営業費用)※2	*Credit Cost*	28,018	7.90	32,447	9.04	25,250	7.03	23,508	6.48	26,276	7.24	94,605	6.40
末貸倒引当金	*Allowance for bad debt (End)*	74,293	5.24	82,748	5.76	83,489	5.81	81,693	5.63	82,216	5.66	80,993	5.48

※1 個別貸倒引当金＝破産更生債権(不動産担保)+民事再生債権

※2 個別貸倒引当金は、03/3までは営業外費用として計上、03/9より営業費用へ変更

アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

)不良債権の状況(金融庁「4分類」) *(NPL defined by FSA)*

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	03/6	/(L)%	03/9	/(L)%	03/12	/(L)%	04/3	/(L)%	04/6	/(L)%	2005/3(E)	/(L)%
期末営業貸付金 (L)	*Loans outstanding (L)*	1,419,137	-	1,435,770	-	1,436,938	-	1,451,638	-	1,452,500	-	1,479,206	-
無担保	*Unsecured*	1,069,491	-	1,074,563	-	1,072,279	-	1,081,057	-	1,082,576	-	1,085,148	-
有担保	*Home equity*	325,838	-	335,742	-	337,697	-	342,637	-	340,705	-	358,019	-
事業者	*Small business*	23,807	-	25,464	-	26,961	-	27,943	-	29,218	-	36,038	-
4分類開示債権合計 ①	*NPL total ①*	103,590	7.30	109,207	7.61	115,619	8.05	117,884	8.12	123,083	8.47	-	-
四半期増減率	*Qly Growth%*		8.0		5.4		5.9		2.0		4.4		-
破綻先	*Category 4*	23,378	1.65	23,623	1.65	26,399	1.84	26,107	1.80	28,050	1.93	-	-
延滞債権	*Category 3*	33,500	2.36	37,170	2.59	39,582	2.75	42,141	2.90	43,042	2.96	-	-
3ヶ月以上延滞債権	*Category 2*	12,607	0.89	13,124	0.91	12,690	0.88	12,375	0.85	13,243	0.91	-	-
貸出条件緩和債権	*Category 1*	34,103	2.40	35,290	2.46	36,946	2.57	37,260	2.57	38,746	2.67	-	-
うち無担保ローン ②	*②*	62,056	5.80	65,834	6.13	69,058	6.44	69,943	6.47	71,644	6.62	-	-
四半期増減率	*Qly Growth%*		6.6		6.1		4.9		1.3		2.4		-
破綻先	*Category 4*	3,434	0.32	4,116	0.38	4,611	0.43	4,880	0.45	4,879	0.45	-	-
延滞債権	*Category 3*	15,932	1.49	17,185	1.60	18,654	1.74	18,929	1.75	18,737	1.73	-	-
3ヶ月以上延滞債権	*Category 2*	8,635	0.81	9,321	0.87	8,946	0.83	8,977	0.83	9,519	0.88	-	-
貸出条件緩和債権	*Category 1*	34,055	3.18	35,212	3.28	36,845	3.44	37,155	3.44	38,509	3.56	-	-
期末貸倒引当金 ③	*Allowance for NPL ③*	94,392	6.65	102,348	7.13	104,726	7.29	99,958	6.89	101,557	6.99	109,780	7.42
無税	*Untaxable*	71,120	5.01	78,947	5.50	78,570	5.47	81,864	5.64	86,516	5.96	89,573	6.06
有税	*Taxable*	23,272	1.64	23,401	1.63	26,156	1.82	18,094	1.25	15,041	1.04	20,207	1.37
流動 ④	*Current assets ④*	74,293	5.24	82,748	5.76	83,489	5.81	81,693	5.63	82,216	5.66	80,993	5.48
固定	*Fixed assets*	20,099	1.42	19,600	1.37	21,237	1.48	18,264	1.26	19,341	1.33	28,787	1.95
NPLカバー率(ALL) ③/①	*Coverage ratio (All) ③/①*	91.1	-	93.7	-	90.6	-	84.8	-	82.5	-	-	-
NPLカバー率(無担保 ④/②	*Coverage ratio (Unsecured) ④/②*	119.7	-	125.7	-	120.9	-	116.8	-	114.8	-	-	-

破綻先

未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権

その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)

但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権

営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権

上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に有利となる取決めを行なった貸付金

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(3) 無担保ローン債権分類内訳(ストック)

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	03/6	/(L) %	04/3	/(L) %	04/6	/(L) %	2005/3(E)	/(L) %
無担保ローン残高 (L)	*Unsecured Loans outstanding (L)*	1,069,491	-	1,081,057	-	1,082,576	-	1,085,148	-
営業店残高	*Branch*	1,053,607	98.5	1,062,361	98.3	1,064,118	98.3	1,062,317	97.9
正常債権残高	*Ordinary Loan*	992,034	92.8	998,354	92.3	998,446	92.2	998,205	92.0
解約債権残高	*Defaulted Loan (1M+NPL)*	61,573	5.8	64,006	6.0	65,671	6.2	64,112	6.0
四半期増減率	*Qly Growth%*		-		4.0		2.6		-2.4
うち条件緩和債権	*Rescheduled Loan*	34,055	3.2	35,852	3.4	36,964	3.5	-	-
うちその他解約債権	*Other*	27,518	2.6	28,153	2.7	28,707	2.7	-	-
管理センター残高	*Collection Center*	15,883	1.5	18,696	1.7	18,458	1.7	22,831	2.1
四半期増減率	*Qly Growth%*		-		17.7		-1.3		23.7

※ 解約未収率＝解約債権残高/営業店残高

(4) 無担保ローン延滞遷移率(フロー)／年間比較

(%)

年/決算月	*(Fiscal Year)*	03/6(3M)	増減率(yoy%)	04/3(12M)	増減率(yoy%)	04/6(3M)	増減率(yoy%)
解約発生率 ※1	*Default(1M+Arrearage) Ratio*	0.990	*0.246*	0.971	*0.133*	0.951	*-0.039*
うち介入発生率	*3rd Party Intervention*	0.628	*0.172*	0.606	*0.086*	0.586	*-0.042*
うち不履行発生率	*Other*	0.361	*0.073*	0.365	*0.047*	0.365	*0.004*
移管発生率 ※2	*Transfer(5M+Arrearage)Ratio*	0.600	*0.149*	0.635	*0.101*	0.588	*-0.012*
移管額	*Transfer(5M+Arrearage)*	18,965	37.7	80,488	20.8	18,777	-1.0

(4) 無担保ローン延滞遷移率(フロー)／四半期比較

(%)

年/決算月	*(Fiscal Year)*	03/6(3M)	増減率(yoy%)	03/9(3M)	増減率(yoy%)	03/12(3M)	増減率(yoy%)	04/3(3M)	増減率(yoy%)	04/6(3M)	増減率(yoy%)
解約発生率 ※1	*Default(1M+Arrearage) Ratio*	0.990	*0.246*	1.017	*0.184*	0.910	*0.036*	0.969	*0.072*	0.951	*-0.039*
うち介入発生率	*3rd Party Intervention*	0.628	*0.172*	0.656	*0.144*	0.561	*0.029*	0.578	*0.002*	0.586	*-0.042*
うち不履行発生率	*Other*	0.361	*0.073*	0.361	*0.040*	0.350	*0.007*	0.390	*0.070*	0.365	*0.004*
移管発生率 ※2	*Transfer(5M+Arrearage)Ratio*	0.600	*0.149*	0.662	*0.126*	0.625	*0.096*	0.654	*0.035*	0.588	*-0.012*
移管額	*Transfer(5M+Arrearage)*	18,965	37.7	20,916	25.9	19,813	18.9	20,792	6.3	18,777	-1.0

※1 解約発生率＝解約発生金額/正常債権残高
※2 移管発生比率＝移管発生残高/営業店残高
注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(5) 貸倒償却要因別状況／残高(無担保ローン)／年間比較

(千円/¥ Thousand)

		年/決算月 *(Fiscal Year)*	03/6(3M)	償却単価※ (per account)	04/3(12M)	償却単価※ (per account)	04/6(3M)	償却単価※ (per account)
償却理由(合計)		*Reason for Write-off (Total)*	19,970	410	83,359	421	20,735	434
		yoy%	–		19.3		3.8	
破産		*Bankruptcy*	8,767	481	35,263	485	7,355	512
	占有率		43.9%		42.3%		35.5%	
		yoy%	–		11.2		−16.1	
元金損失		*Waiver of principal due to*	3,932	–	18,394	–	4,352	–
	占有率	*a settlement with lawyer*	19.7%		22.1%		21.0%	
		yoy%	–		22.6		10.7	
連絡不能等		*Loss of contact, etc.*	4,067	344	15,746	346	4,725	373
	占有率		20.4%		18.9%		22.8%	
		yoy%	–		15.0		16.2	
介入後未決		*Unsettled intervention*	1,314	424	5,151	460	1,881	485
	占有率		6.6%		6.2%		9.1%	
		yoy%	–		37.4		43.2	
不履行		*No intention to repay*	1,888	317	8,804	355	2,421	352
	占有率		9.5%		10.6%		11.7%	
		yoy%	–		53.8		28.2	

※1 償却単価＝償却金額/償却件数　　Write-offs per account=Write-offs/Accounts of Write-offs (Thousand of yen)

※2 元金損失1口座あたり単価(03/6 254千円、04/3 288千円、04/6 288千円)

(5) 貸倒償却要因別状況／残高(無担保ローン)／四半期比較

(千円/¥ Thousand)

		年/決算月 *(Fiscal Year)*	03/6(3M)	償却単価※ (per account)	03/9(3M)	償却単価※ (per account)	03/12(3M)	償却単価※ (per account)	04/3(3M)	償却単価※ (per account)	04/6(3M)	償却単価※ (per account)
償却理由(合計)		*Reason for Write-off (Total)*	19,970	410	21,118	422	20,179	418	22,091	436	20,735	434
		Qly Growth%	–		5.7		−4.4		9.5		−6.1	
破産		*Bankruptcy*	8,767	481	9,888	479	7,872	491	8,733	491	7,355	512
	占有率	Share	43.9%		46.8%		39.0%		39.5%		35.5%	
		Qly Growth%	–		12.8		−20.4		10.9		−15.8	
元金損失		*Waiver of principal due to*	3,932	–	4,276	–	5,107	–	5,077	–	4,352	–
	占有率	*a settlement with lawyer* Share	19.7%		20.3%		25.3%		23.0%		21.0%	
		Qly Growth%	–		8.7		19.4		−0.6		−14.3	
連絡不能等		*Loss of contact, etc.*	4,067	344	3,786	340	3,595	334	4,296	367	4,725	373
	占有率	Share	20.4%		17.9%		17.8%		19.4%		22.8%	
		Qly Growth%	–		−6.9		−5.0		19.5		10.0	
介入後未決		*Unsettled intervention*	1,314	424	1,382	470	1,155	456	1,298	495	1,881	485
	占有率	Share	6.6%		6.5%		5.7%		5.9%		9.1%	
		Qly Growth%	–		5.2		−16.4		12.4		44.9	
不履行		*No intention to repay*	1,888	317	1,783	341	2,447	364	2,684	391	2,421	352
	占有率	Share	9.5%		8.4%		12.1%		12.2%		11.7%	
		Qly Growth%	–		−5.6		37.2		9.7		−9.8	

ライフ営業指標 (Review of Operation / LIFE)

業債権ベース(Managed Asset Basis)

)営業実績 (Operating Results)

年/決算月 (Fiscal Year)		03/6	増減率(yoy%)	04/3	増減率(yoy%)	04/6 ①	増減率(yoy%)	2005/3 (E)	増減率(yoy%)
残高 (百万円)	Balance (¥Million)	691,967	-	702,202	3.9	724,756	4.7	770,727	9.8
割賦売掛金	Installment Receivable	260,439	-	256,773	3.7	274,583	5.4	284,094	10.6
クレジットカード(ショッピング)	Credit Card Shopping	73,793	-	71,508	11.6	82,061	11.2	84,777	18.6
信販事業(個品)	Installment Sales Finance	186,645	-	185,263	1.0	192,522	3.1	199,315	7.6
オートローン	Automobile	5,602	-	2,075	-68.7	1,078	-80.8	604	-70.9
特定	Service	111,176	-	111,871	4.6	115,201	3.6	119,895	7.2
一般	Goods	57,434	-	61,689	7.7	66,999	16.7	69,146	12.1
代位弁済	Collateral	12,431	-	9,627	-23.4	9,243	-25.6	9,669	0.4
リース他	Lease etc.	0	-	0	-	0	-	0	-
営業貸付金	Loans (Cash Advance)	317,166	-	339,137	9.1	346,055	9.1	386,561	14.0
カードキャッシング	with Credit Card	195,147	-	202,819	5.5	204,821	5.0	228,157	12.5
キャッシュプラザ	with Loan Card (Life Play Card)	121,167	-	135,543	15.2	140,567	16.0	157,703	16.3
その他	Other	852	-	775	-13.1	666	-21.8	700	-9.7
信用保証売掛金	Guarantee	114,361	-	106,290	-9.8	104,117	-9.0	100,071	-5.9
パートナー	Partner Loan (Automobile)	5,663	-	2,504	-66.1	2,020	-64.3	815	-67.5
銀行保証	Bank Loan	68,882	-	67,919	-2.0	67,248	-2.4	68,657	1.1
住宅	Home Loan	39,815	-	35,866	-12.9	34,848	-12.5	30,598	-14.7
クレジットカード	Credit Card								
有効カード会員数 (千人)	Number of Card Holders (Thousand)	10,163	*1,189*	11,032	*1,198*	11,192	*1,029*	12,047	*1,015*
プロパー	Proper	1,526	*117*	1,625	*116*	1,643	*117*	1,735	*110*
提携	Affinity	8,637	*1,072*	9,406	*1,082*	9,549	*912*	10,311	*905*
新規発券枚数 (千枚)	Number of New Issue (Thousand)	530	*118*	2,142	*69*	475	*-55*	2,010	*-132*
プロパー	Proper	45	*-3*	192	*2*	45	*0*	230	*38*
提携	Affinity	485	*122*	1,950	*67*	429	*-56*	1,780	*-170*
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)								
ショッピング	Shopping	53	-	46	-14.8	57	7.5	-	-
キャッシング	Cashing	227	-	224	-1.3	221	-2.6	-	-
買上実績 (百万円)	Purchase Results (¥Million)								
個品あっせん	Installment Sales Finance	28,110	-18.7	118,131	-5.7	32,505	15.6	130,000	10.0
カード事業	Credit Card	128,275	7.5	543,507	8.0	141,015	9.9	645,648	18.8
ショッピング	Shopping	71,826	11.3	318,115	15.9	84,871	18.2	386,014	21.3
キャッシング	Cashing	56,448	3.0	225,392	-1.6	56,144	-0.5	259,633	15.2

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

会計ベース (On-Balance) / オフバランス残高(※1) (Off-Balance)

	会計ベース (On-Balance) 04/6 ②	増減率(yoy%)	オフバランス残高 (Off-Balance) 04/6 ①−②
残高 Balance	525,814	22.1	198,942
割賦売掛金 Installment Receivable	186,560	21.3	88,023
クレジットカード(ショッピング) Credit Card Shopping	58,182	24.7	23,879
信販事業(個品) Installment Sales Finance	128,377	25.8	64,145
オートローン Automobile	-	-	-
特定 Service	-	-	-
一般 Goods	-	-	-
代位弁済 Collateral	9,243	-25.6	-
リース他 Lease etc.	0	-	-
営業貸付金 Loans (Cash Advance)	235,136	44.8	110,919
カードキャッシング with Credit Card	139,515	37.6	65,306
キャッシュプラザ with Loan Card (Life Play Card)	94,954	57.8	45,613
その他 Other	666	-21.8	-
信用保証売掛金 Guarantee	104,117	-9.0	-
パートナー Partner Loan (Automobile)	2,020	-64.3	-
銀行保証 Bank Loan	67,248	-2.4	-
住宅 Home Loan	34,848	-12.5	-

※1: 債権流動化により、バランスシートから落ちている債権

2) チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)		03/6	増減数(yoy)	04/3	増減数(yoy)	04/6	増減数(yoy)	2005/3 (E)	増減数(yoy)
事業店舗数 (店)	Business Branches	243	*34*	268	*35*	276	*33*	303	*35*
営業店舗	Branches	69	*1*	69	*0*	69	*0*	67	*-2*
キャッシュプラザ等	Cash Plaza, etc.	174	*33*	198	*34*	207	*33*	236	*38*
有人	Staffed	102	*8*	109	*8*	119	*17*	146	*37*
無人	Unstaffed	72	*25*	89	*26*	88	*16*	90	*1*
加盟店数 (社)	Member Merchant	84,551	*6,572*	90,556	*7,569*	91,956	*7,405*	98,815	*8,259*
正社員数 (a) (人)	N. of Employees (regulary payroll) (a)	1,914	*-9*	1,773	*-30*	1,867	*-47*	1,861	*88*
非正社員数 (b) (人)	N. of Employees (temp.) (b)	1,705	-	1,705	*196*	1,679	*-26*	-	-
合計 (a)+(b) (人)	Total (a)+(b)	3,619	-	3,478	*166*	3,546	*-73*	-	-
非正社員比率 (b)/(a+b) (人)	Ratio of N. of Employees (b)/(a+b)	47.1	-	49.0	*3.5*	47.3	*0.2*	-	-

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

0. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

営業債権ベース*(Managed Asset Basis)*

（百万円/¥ *Million*）

年/決算月*(Fiscal Year)*		03/6		04/3			04/6				2005/3 *(E)*		
			営業収益比 (%)		営業収益比 (%)	増減率 (yoy%)	a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) b=a×4		営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	28,045	100.0	113,738	100.0	9.5	30,002	100.0	7.0	120,008	127,819	100.0	12.4
割賦売掛金収益	*Installment Receivable*	6,168	22.0	24,415	21.5	3.6	6,507	21.7	5.5	26,028	27,646	21.6	13.2
クレジットカード(ショッピング)	*Credit Card Shopping*	2,000	7.1	8,402	7.4	5.8	2,217	7.4	10.9	8,868	10,178	8.0	21.1
信販事業(個品)	*Installment Sales Finance*	4,130	14.7	15,901	14.0	3.3	4,273	14.2	3.5	17,092	17,408	13.6	9.5
その他	*Other*	37	0.1	110	0.1	-49.8	16	0.1	-56.8	64	58	0.0	-47.3
営業貸付収益	*Loans (Cash Advance)*	19,111	68.1	78,815	69.3	13.3	20,246	67.5	5.9	80,984	88,350	69.1	12.1
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	11,494	41.0	46,979	41.3	11.0	11,792	39.3	2.6	47,168	51,312	40.1	9.2
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	7,608	27.1	31,786	27.9	16.9	8,442	28.1	11.0	33,768	37,028	29.0	16.5
その他融資	*Other*	8	0.0	50	0.0	-2.0	10	0.0	25.0	40	10	0.0	-80.0
信用保証	*Guarantee*	968	3.5	3,842	3.4	6.1	1,004	3.3	3.7	4,016	4,118	3.2	7.2
その他の金融収益	*Other Financial Revenue*	29	0.1	60	0.1	-63.4	22	0.1	-24.1	88	44	0.0	-26.7
その他の営業収益	*Other Operating Revenue*	1,767	6.3	6,604	5.8	-5.0	2,221	7.4	25.7	8,884	7,660	6.0	16.0
償却債権回収額	*Bad Debt Recovery*	729	2.6	2,670	2.3	15.5	899	3.0	23.3	3,596	2,943	2.3	10.2
その他の業務収入	*Other*	1,037	3.7	3,933	3.5	-15.2	1,322	4.4	27.5	5,288	4,716	3.7	19.9
営業費用	*Operating Expenses*	25,454	90.8	101,943	89.6	6.2	26,962	89.9	5.9	107,848	113,373	88.7	11.2
金融費用	*Financial Expenses*	1,994	7.1	8,588	7.6	21.3	2,114	7.0	6.0	8,456	11,219	8.8	30.6
貸倒関連費用	*Credit Cost*	9,510	33.9	37,902	33.3	5.8	9,926	33.1	4.4	39,704	39,508	30.9	4.2
その他の営業費用	*Other Operating Expenses(SG&A)*	13,950	49.7	55,451	48.8	4.4	14,921	49.7	7.0	59,684	62,645	49.0	13.0
広告宣伝費	*Advertising Expenses*	1,496	5.3	5,054	4.4	6.0	1,809	6.0	20.9	7,236	5,466	4.3	8.2
人件費	*Salaries*	4,085	14.6	15,153	13.3	-1.1	3,817	12.7	-6.6	15,268	16,134	12.6	6.5
その他	*Other*	8,368	29.8	35,243	31.0	6.7	9,294	31.0	11.1	37,176	41,043	32.1	16.5
販売費	*Sales Cost*	3,803	13.6	15,769	13.9	13.7	4,039	13.5	6.2	16,156	17,960	14.1	13.9
ｼｽﾃﾑ費	*System Cost*	2,372	8.5	10,164	8.9	6.5	2,787	9.3	17.5	11,148	12,004	9.4	18.1
施設費	*Rent Cost*	942	3.4	3,798	3.3	-0.1	916	3.1	-2.8	3,664	4,580	3.6	20.6
管理費	*Admin Cost*	1,250	4.5	5,511	4.8	-5.4	1,550	5.2	24.0	6,200	6,498	5.1	17.9
営業利益	*Operating Income*	2,590	9.2	11,795	10.4	50.1	3,039	10.1	17.3	12,156	14,445	11.3	22.5
営業外利益	*Non-operating Income*	74	0.3	355	0.3	3.5	14	0.0	-81.1	56	242	0.2	-31.8
営業外費用	*Non-operating Expenses*	30	0.1	69	0.1	-54.9	25	0.1	-16.7	100	187	0.1	171.0
経常利益	*Ordinary Income*	2,634	9.4	12,081	10.6	50.1	3,028	10.1	15.0	12,112	14,500	11.3	20.0
特別利益	*Extraordinary Income*	40	0.1	4,277	3.8	1,936.7	9	0.0	-77.5	36	4	0.0	-99.9
特別損失	*Extraordinary Losses*	31	0.1	6,159	5.4	109.3	3	0.0	-90.3	12	2,295	1.8	-62.7
税引前利益	*Income before Income Taxes*	2,643	9.4	10,198	9.0	91.9	3,034	10.1	14.8	12,136	12,208	9.6	19.7
法人税･住民税及び事業税	*Income Taxes*	74	0.3	218	0.2	32.9	62	0.2	-16.2	248	240	0.2	10.1
法人税等調整額	*Effect of a Tax Consequences*	-441	-1.6	-6,151	-5.4	53.8	1,245	4.1	-382.3	4,980	4,907	3.8	-179.8
当期純利益	*Net Income*	3,010	10.7	16,131	14.2	76.3	1,726	5.8	-42.7	6,904	7,060	5.5	-56.2

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/6	営業収益比 (%)	04/3	営業収益比 (%)	増減率 (yoy%)	04/6 a	営業収益比 (%)	増減率 (yoy%)	年換算(参考) b=a×4	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	27,479	100.0	111,575	100.0	9.0	29,556	100.0	7.6	118,224	125,778	100.0	12.7
割賦売掛金収益	Installment Receivable	6,001	21.8	23,592	21.1	2.9	6,137	20.8	2.3	24,548	26,676	21.2	13.1
クレジットカード(ショッピング)	Credit Card Shopping	1,912	7.0	8,136	7.3	3.4	2,078	7.0	8.7	8,312	9,763	7.8	20.0
信販事業(個品)	Installment Sales Finance	4,077	14.8	15,346	13.8	3.4	4,043	13.7	-0.8	16,172	16,853	13.4	9.8
その他	Other	0	0.0	110	0.1	-49.8	16	0.1	-	64	58	0.0	-47.3
営業貸付収益	Loans (Cash Advance)	18,446	67.1	76,885	68.9	11.9	20,170	68.2	9.3	80,680	87,279	69.4	13.5
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	11,150	40.6	45,853	41.1	9.6	11,725	39.7	5.2	46,900	50,657	40.3	10.5
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	7,287	26.5	30,982	27.8	15.5	8,434	28.5	15.7	33,736	36,611	29.1	18.2
その他融資	Other	8	0.0	50	0.0	-2.0	10	0.0	25.0	40	10	0.0	-80.0
信用保証	Guarantee	968	3.5	3,842	3.4	6.1	1,004	3.4	3.7	4,016	4,118	3.3	7.2
その他の金融収益	Other Financial Revenue	29	0.1	60	0.1	-63.4	22	0.1	-24.1	88	44	0.0	-26.7
その他の営業収益	Other Operating Revenue	2,044	7.4	7,194	6.4	3.5	2,221	7.5	8.7	8,884	7,660	6.1	6.5
償却債権回収額	Bad Debt Recovery	729	2.7	2,670	2.4	15.5	899	3.0	23.3	3,596	2,943	2.3	10.2
その他の業務収入	Other	1,315	4.8	4,523	4.1	-2.5	1,322	4.5	0.5	5,288	4,716	3.7	4.3
営業費用	Operating Expenses	24,888	90.6	99,780	89.4	5.5	26,517	89.7	6.5	106,068	111,333	88.5	11.6
金融費用	Financial Expenses	1,428	5.2	6,426	5.8	14.9	1,669	5.6	16.9	6,676	9,178	7.3	42.8
貸倒関連費用	Credit Cost	9,510	34.6	37,902	34.0	5.8	9,926	33.6	4.4	39,704	39,508	31.4	4.2
その他の営業費用	Other Operating Expenses(SG&A)	13,950	50.8	55,451	49.7	4.4	14,921	50.5	7.0	59,684	62,645	49.8	13.0
広告宣伝費	Advertising Expenses	1,496	5.4	5,054	4.5	6.0	1,809	6.1	20.9	7,236	5,466	4.3	8.2
人件費	Salaries	4,085	14.9	15,153	13.6	-1.1	3,817	12.9	-6.6	15,268	16,134	12.8	6.5
その他	Other	8,368	30.5	35,243	31.6	6.7	9,294	31.4	11.1	37,176	41,043	32.6	16.5
販売費	Sales Cost	3,803	13.8	15,769	14.1	13.7	4,039	13.7	6.2	16,156	17,960	14.3	13.9
ｼｽﾃﾑ費	System Cost	2,372	8.6	10,164	9.1	6.5	2,787	9.4	17.5	11,148	12,004	9.5	18.1
施設費	Rent Cost	942	3.4	3,798	3.4	-0.1	916	3.1	-2.8	3,664	4,580	3.6	20.6
管理費	Admin Cost	1,250	4.5	5,511	4.9	-5.4	1,550	5.2	24.0	6,200	6,498	5.2	17.9
営業利益	Operating Income	2,590	9.4	11,795	10.6	50.1	3,039	10.3	17.3	12,156	14,445	11.5	22.5
営業外利益	Non-operating Income	74	0.3	355	0.3	3.5	14	0.0	-81.1	56	242	0.2	-31.8
営業外費用	Non-operating Expenses	30	0.1	69	0.1	-54.9	25	0.1	-16.7	100	187	0.1	171.0
経常利益	Ordinary Income	2,634	9.6	12,081	10.8	50.1	3,028	10.2	15.0	12,112	14,500	11.5	20.0
特別利益	Extraordinary Income	40	0.1	4,277	3.8	1,936.7	9	0.0	-77.5	36	4	0.0	-99.9
特別損失	Extraordinary Losses	31	0.1	6,159	5.5	109.3	3	0.0	-90.3	12	2,295	1.8	-62.7
税引前利益	Income before Income Taxes	2,643	9.6	10,198	9.1	91.9	3,034	10.3	14.8	12,136	12,208	9.7	19.7
法人税·住民税及び事業税	Income Taxes	74	0.3	218	0.2	32.9	62	0.2	-16.2	248	240	0.2	10.1
法人税等調整額	Effect of a Tax Consequences	-441	-1.6	-6,151	-5.5	53.8	1,245	4.2	-382.3	4,980	4,907	3.9	-179.8
当期純利益	Net Income	3,010	11.0	16,131	14.5	76.3	1,726	5.8	-42.7	6,904	7,060	5.6	-56.2

11. ライフ資金調達の状況 (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/6	構成比(%)	04/3	構成比(%)	04/6	構成比(%)	2005/3(E)	構成比(%)
借入金	Borrowings	244,297	46.6	263,730	52.7	292,744	56.3	323,843	55.0
都市銀行	City Banks	-	-	1,000	0.2	917	0.2	-	-
長期信用銀行	Long-Term Credit Banks	20,692	3.9	21,722	4.3	19,147	3.7	-	-
信託銀行	Trust Banks	13,307	2.5	25,697	5.1	28,671	5.5	-	-
地方銀行・第二地方銀行	Regional Banks	18,219	3.5	23,219	4.6	32,390	6.2	-	-
系統金融機関	Cooperative Financial Ins.	20,845	4.0	20,534	4.1	22,203	4.3	-	-
生命保険会社	Life Insurance	3,180	0.6	4,349	0.9	6,471	1.2	-	-
損害保険会社	Non-Life Insurance	883	0.2	1,781	0.4	1,523	0.3	-	-
その他	Other	40,171	7.7	49,152	9.8	47,272	9.1	-	-
シンジケートローン	Syndicated Loan	9,000	1.7	17,275	3.5	16,150	3.1	-	-
アイフル	AIFUL	118,000	22.5	99,000	19.8	118,000	22.7	-	-
CP・社債等	CP and Bonds	280,469	53.4	236,590	47.3	227,480	43.7	264,922	45.0
証券化	ABS	268,969	51.3	221,590	44.3	206,980	39.8	-	-
CP	CP	11,500	2.2	5,000	1.0	10,500	2.0	-	-
普通社債	SB	-	-	10,000	2.0	10,000	1.9	-	-
合計	Total	524,766	100.0	500,320	100.0	520,224	100.0	588,765	100.0

会計ベース(On-Balance)

(百万円/¥ Million)

		04/6	構成比(%)
借入金	Borrowings	292,744	93.5
都市銀行	City Banks	917	0.3
長期信用銀行	Long-Term Credit Banks	19,147	6.1
信託銀行	Trust Banks	28,671	9.2
地方銀行・第二地方銀行	Regional Banks	32,390	10.3
系統金融機関	Cooperative Financial Ins.	22,203	7.1
生命保険会社	Life Insurance	6,471	2.1
損害保険会社	Non-Life Insurance	1,523	0.5
その他	Other	47,272	15.1
シンジケートローン	Syndicated Loan	16,150	5.2
アイフル	AIFUL	118,000	37.7
CP・社債等	CP and Bonds	20,500	6.5
証券化	ABS	-	-
CP	CP	10,500	3.4
普通社債	SB	10,000	3.2
合計	Total	313,244	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/6	構成比(%)	04/3	構成比(%)	04/6	構成比(%)	2005/3(E)	構成比(%)
短期調達	Short-term Borrowings	50,730	9.7	53,320	10.7	61,397	11.8	66,000	11.2
短期借入	Borrowings	39,230	7.5	48,320	9.7	50,897	9.8	-	-
CP	CP	11,500	2.2	5,000	1.0	10,500	2.0	-	-
長期調達	Long-term Borrowings	474,036	90.3	447,000	89.3	458,827	88.2	522,765	88.8
固定金利借入	Fixed Rate	14,465	2.8	24,202	4.8	24,609	4.7	-	-
変動金利借入	Floating Rate	190,602	36.3	191,207	38.2	217,238	41.8	-	-
社債等(固定)	ABS (Fixed Bond)	53,124	10.1	81,664	16.3	81,436	15.7	-	-
普通社債	SB	-	-	10,000	2.0	10,000	1.9		
証券化	ABS	53,124	10.1	71,664	14.3	71,436	13.7		
社債等(変動)	ABS (Floating Bond)	215,844	41.1	149,926	30.0	135,544	26.1	-	-
証券化	ABS	215,844	41.1	149,926	30.0	135,544	26.1	-	-
キャップ	With Cap	196,344	37.4	139,926	28.0	125,544	24.1	-	-
合計	Total	524,766	100.0	500,320	100.0	520,224	100.0	588,765	100.0

(百万円/¥ Million)

		04/6	構成比(%)
短期調達	Short-term Borrowings	61,397	19.6
短期借入	Borrowings	50,897	16.2
CP	CP	10,500	3.4
長期調達	Long-term Borrowings	251,847	80.4
固定金利借入	Fixed Rate	24,609	7.9
変動金利借入	Floating Rate	217,238	69.4
社債等(固定)	ABS (Fixed Bond)	10,000	3.2
普通社債	SB	10,000	3.2
証券化	ABS	-	-
社債等(変動)	ABS (Floating Bond)	-	-
証券化	ABS	-	-
キャップ	With Cap	-	-
合計	Total	313,244	100.0

※開始年月日が未到来のキャップ・スワップはございません。

(3)調達金利 (Funding Cost)

(%)

年/決算月(Fiscal Year)		03/6	04/3	04/6	2005/3(E)
調達金利	Funding Cost	1.32	1.44	1.41	1.65
間接	Indirect	2.03	2.02	1.89	2.12
直接	Direct	0.70	0.80	0.79	0.86

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.25	1.65	1.90	2.05

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

2. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

営業債権ベース／年間比較(Managed Asset Basis／YOY%)

(百万円/¥Million)

		03/6(3M)			04/3(12M)			04/6(3M)			2005/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	Total	9,336	691,967	1.35	35,566	702,202	5.06	9,964	724,756	1.37	37,846	770,727	4.91
増減率	yoy%	-			17.8			6.7			6.4		
カード	Card	3,722	268,941	1.38	15,236	274,328	5.55	4,130	286,883	1.44	16,187	312,935	5.17
	yoy%	-			38.2			11.0			6.2		
総合斡旋	Shopping	672	73,794	0.91	2,412	71,509	3.37	621	82,061	0.76	2,519	84,778	2.97
キャッシング	Cashing	3,050	195,147	1.56	12,823	202,820	6.32	3,508	204,822	1.71	13,669	228,157	5.99
個品斡旋	Installment Sales Finance	1,914	174,214	1.10	6,067	175,636	3.45	1,473	183,279	0.80	5,349	189,646	2.82
	yoy%	-			16.0			-23.0			-11.8		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	2,426	121,168	2.00	10,570	135,543	7.80	2,985	140,567	2.12	12,121	157,704	7.69
	yoy%	-			64.3			23.0			14.7		
信用保証	Guarantee	842	82,425	1.02	2,342	74,689	3.14	631	74,341	0.85	1,932	73,902	2.61
	yoy%	-			-25.2			-25.1			-17.5		
住宅	Home Loan	38	44,367	0.09	522	41,525	1.26	738	39,019	1.89	730	36,101	2.02
	yoy%	-			-74.6			1,842.1			39.9		
その他	Other	394	852	46.27	830	480	172.76	7	667	1.11	1,527	440	347.18
	yoy%	-			-64.2			-98.2			84.0		

営業債権ベース／四半期比較(Managed Asset Basis／YTD%)

(百万円/¥Million)

		03/6(3M)		03/9(3M)		03/12(3M)		04/3(3M)		04/6(3M)	
		償却金額 (Write offs)	占有率 (%)	償却金額 (Write offs)	占有率 (%)	償却金額 (Write offs)	占有率 (%)	償却金額 (Write offs)	占有率 (%)	償却金額 (Write offs)	占有率 (%)
合計	Total	9,336	100.0	10,223	100.0	9,545	100.0	6,462	100.0	9,964	100.0
四半期増減率	Qly Growth%	-		9.5		-6.6		-32.3		54.2	
カード	Card	3,722	39.9	4,395	43.0	3,978	41.7	3,141	48.6	4,130	41.4
	Qly Growth%	-		18.1		-9.5		-21.0		31.5	
総合斡旋	Shopping	672	7.2	682	6.7	658	6.9	400	6.2	621	6.2
キャッシング	Cashing	3,050	32.7	3,712	36.3	3,321	34.8	2,740	42.4	3,508	35.2
個品斡旋	Installment Sales Finance	1,914	20.5	2,077	20.3	1,826	19.1	250	3.9	1,473	14.8
	Qly Growth%	-		8.5		-12.1		-86.3		489.2	
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	2,426	26.0	2,982	29.2	2,784	29.2	2,378	36.8	2,985	30.0
	Qly Growth%	-		22.9		-6.6		-14.6		25.5	
信用保証	Guarantee	842	9.0	823	8.1	762	8.0	-85	-1.3	631	6.3
	Qly Growth%	-		-2.3		-7.4		-111.2		-842.4	
住宅	Home Loan	38	0.4	86	0.8	176	1.8	222	3.4	738	7.4
	Qly Growth%	-		126.3		104.7		26.1		232.4	
その他	Other	394	4.2	-139	-1.4	17	0.2	558	8.6	7	0.1
	Qly Growth%	-		-135.3		-112.2		3182.4		-98.7	

※その他には、カード事故や加盟店未精算の償却を含んでおります。

12. ライフ貸倒&不良債権　*(Credit Cost & NPL's / LIFE)*

買上金額(取扱高)ベース/年間比較　*(Write-off / Transaction Volume / YOY%)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		03/6			04/3			04/6			2005/3*(E)*		
		償却金額 *(Write offs)*	買上額 *(Volume)*	償却率(%) *(Write offs ratio)*	償却金額 *(Write offs)*	買上額 *(Volume)*	償却率(%) *(Write offs ratio)*	償却金額 *(Write offs)*	買上額 *(Volume)*	償却率(%) *(Write offs ratio)*	償却金額 *(Write offs)*	買上額 *(Volume)*	償却率(%) *(Write offs ratio)*
総合斡旋	*Shopping*	672	71,826	0.94	2,412	318,115	0.76	621	84,871	0.73	2,519	386,015	0.65

13. ライフ利回り　*(Average Yield / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(%)

		03/6	増減数(yoy)	04/3	増減数(yoy)	04/6	増減数(yoy)	2005/3*(E)*	増減数(yoy)
合計	*Total*	15.4	-	16.4	*1.4*	16.0	*0.6*	16.3	*-0.2*
割賦売掛金収益	*Installment Receivable*	10.0	-	9.5	*-0.5*	10.1	*0.1*	10.1	*0.6*
クレジットカード(ショッピング)	*Credit Card Shopping*	11.6	-	11.7	*-0.9*	11.5	*-0.2*	12.0	*0.2*
信販事業(個品)	*Installment Sales Finance*	9.4	-	9.2	*0.3*	9.6	*0.2*	9.3	*0.1*
営業貸付収益	*Loans (Cash Advance)*	24.2	-	24.3	*-0.4*	24.2	*0.0*	24.3	*-0.1*
カードキャッシング	*with Credit Card*	23.4	-	23.8	*-0.3*	23.6	*0.2*	23.6	*-0.2*
キャッシュプラザ	*with Loan Card (Life Play Card)*	25.5	-	25.4	*-0.9*	25.1	*-0.4*	25.3	*-0.1*
信用保証	*Guarantee*	3.3	-	3.4	*0.6*	3.8	*0.5*	4.0	*0.6*

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

14. その他グループ会社営業指標 *(Review of Operation / Other Group)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*				03/6	増減率(yoy%)	04/3	増減率(yoy%)	04/6	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	17,020	–	27,591	79.2	32,014	88.1	46,949	70.2
口座数	(千件)	*Customer Accounts*	*(Thousand)*	14	–	22	77.9	25	78.6	33	50.0
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,160	–	1,203	0.8	1,278	10.2	1,400	16.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	2	16.7	12	47.4	3	50.0	14	16.7
営業店舗数	(店)	*Loan Business Branches*		2	*–1*	2	*–1*	2	*0*	3	*1*
有人店舗		*Staffed*		2	*–1*	2	*–1*	2	*0*	3	*1*
無人店舗		*Unstaffed*		–	–	–	–	–	–	–	–
社員数	(人)	*Number of Employees*		47	*–1*	57	*10*	54	*7*	68	*11*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*				03/6	増減率(yoy%)	04/3	増減率(yoy%)	04/6	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	28,540	–	31,214	7.0	32,560	14.1	44,736	43.3
口座数	(千件)	*Customer Accounts*	*(Thousand)*	15	–	15	1.4	15	0.0	20	33.3
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,902	–	2,014	5.5	2,041	7.3	2,165	7.5
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	0	–	4	115.5	1	–	7	75.0
営業店舗数	(店)	*Loan Business Branches*		37	–	38	*1*	42	*5*	42	*4*
有人店舗		*Staffed*		37	–	38	*1*	42	*5*	42	*4*
無人店舗		*Unstaffed*		–	–	–	–	0	–	–	–
社員数	(人)	*Number of Employees*		443	–	446	*–15*	553	*110*	583	*137*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(3)トライト *(Tryto / Merged : April 2004)*

年/決算月 *(Fiscal Year)*				03/6 ※1	増減率(yoy%)	04/3 ※1	増減率(yoy%)	04/6	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	63,920	–	58,355	–	55,640	–13.0	57,056	–2.2
口座数	(千件)	*Customer Accounts*	*(Thousand)*	190	–	175	–	168	–11.6	172	–1.7
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	336	–	332	–	330	–2.1	328	–1.2
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	6	–	23	–	7	16.7	40	73.9
営業店舗数	(店)	*Loan Business Branches*		110	–	107	–	100	*–10*	101	*–6*
有人店舗		*Staffed*		50	–	50	–	48	*–2*	49	*–1*
無人店舗		*Unstaffed*		60	–	57	–	52	*–8*	52	*–5*
社員数	(人)	*Number of Employees*		305	–	278	–	265	*–40*	255	*–23*

※1 03/6、04/3はハッピー、信和、山陽信販を単純合算した参考数値
注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

5. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

)形態別主要会社の貸付上限金利
(Maximum Interest Rates of Unsecured Loans in the Competitive Sectors)

業態 Type of Companies	会社名 Company Name		キャッシング Cashing
消費者金融 Consumer Credit	アイフル	AIFUL	28.835
	武富士	Takefuji	27.375
	アコム	Acom	27.375
	プロミス	Promise	25.550
信販 Shinpan (Sales Finance) Companies	ライフ	Life	29.200
	日本信販	Nippon Shinpan	27.600
	オリコ	Orico	27.600
	ジャックス	Jaccs	18.000
	アプラス	Aplus	29.160
	セントラルファイナンス	Central Finance	28.800
流通系 Distributor - affiliated Credit Card Companies	クレディセゾン	Credit Saison	25.000
	ダイエーオーエムシー	Daiei OMC	28.800
	イオンクレジットサービス	Aeon Credit Service	25.600
銀行系 Bank - affiliated Credit Card Companies	ジェーシービー	JCB	27.800
	三井住友カード	Sumitomo Mitsui Card	27.800
	ユーシーカード	UC Card	27.800
	ディーシーカード	DC Card	27.800

注：金利は各社のホームページおよびヒアリングによる数値となっております。
Note: The interest rates are those as indicated on homepages of and obtained through consultations with each company.

(2)自己破産申請件数の推移
(Trend of Personal Bankruptcy in Japan)

○1999年～2004年5月推移*(Number of Petitions 1999-May 2004)*

暦年	件数	前年比
1999年	122,741 件	18.2%
2000年	139,281 件	13.5%
2001年	160,419 件	15.2%
2002年	214,633 件	33.8%
2003年	242,377 件	12.9%
2004年	89,267 件	−10.8%
1月 Jan	14,000 件	−8.5%
2月 Feb	17,926 件	−8.1%
3月 Mar	21,818 件	−0.2%
4月 Apr	19,723 件	−10.9%
5月 May	15,800 件	−25.9%

出所：最高裁判所　Source:Japanese Supreme Court

)形態別信用供与残高 *(Overall Balance of Consumer Credit in Japan)*

(億円/¥100Million)

	消費者信用市場 Consumer Credit Market	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
1993年	741,048	3.6	166,862	−1.3	22,254	−7.6	144,608	−0.3	574,186	5.1	194,009	21.9	380,177	−1.8	296,395	−3.4	39,970	9.1	39,631	0.4	4,181	−0.8
1994年	749,110	1.1	170,164	2.0	23,606	6.1	146,558	1.3	578,946	0.8	206,514	6.4	372,432	−2.0	283,765	−4.3	44,982	12.5	39,472	−0.4	4,213	0.8
1995年	748,005	−0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	−1.4	198,822	−3.7	372,017	−0.1	272,482	−4.0	52,082	15.8	43,081	9.1	4,372	3.8
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	−0.2	195,480	−1.7	374,035	0.5	262,502	−3.7	59,634	14.5	47,293	9.8	4,606	5.4
1997年	743,335	−1.2	182,621	−0.1	28,927	3.8	153,694	−0.9	560,714	−1.5	187,847	−3.9	372,867	−0.3	251,897	−4.0	65,179	9.3	50,928	7.7	4,863	5.6
1998年	709,823	−4.5	171,535	−6.1	29,852	3.2	141,683	−7.8	538,288	−4.0	182,329	−2.9	355,959	−4.5	231,478	−8.1	71,371	9.5	48,188	−5.4	4,922	1.2
1999年	668,243	−5.9	163,518	−4.7	31,018	3.9	132,500	−6.5	504,725	−6.2	153,514	−15.8	351,211	−1.3	217,957	−5.8	78,586	10.1	49,763	1.8	4,905	−0.3
2000年	652,247	−2.4	159,639	−2.4	32,735	5.5	126,907	−4.2	492,608	−2.4	135,988	−11.4	356,620	1.5	210,091	−3.6	88,489	12.6	53,389	7.3	4,651	−5.2
2001年	635,927	−2.5	153,683	−3.7	33,649	2.8	120,034	−5.4	482,244	−2.1	123,727	−9.0	358,517	0.5	199,793	−4.9	96,918	9.5	56,652	6.1	5,154	10.8
2002年	607,750	−4.4	148,353	−3.5	35,675	6.0	112,678	−6.1	459,397	−4.7	106,498	−13.9	352,849	−1.6	185,566	−7.1	102,357	5.6	59,434	4.9	5,492	6.6

出所：(社)日本クレジット産業協会「消費者信用市場統計」
Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association